# GOODYEAR

2008 ANNUAL REPORT


FUEL MAX
E
F
TECHNOLOGY

Goodyear is one of the world's largest tire companies, with operations in most regions of the world. Together with its U.S. and international subsidiaries and joint ventures, Goodyear develops, manufactures, markets and sells tires for most applications. It also manufactures and sells rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and retreading centers. In addition, it operates more than 1,600 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in more than 60 facilities in 25 countries. It has marketing operations in almost every country around the world.

***On the cover:***

With high fuel prices concerning motorists today, Goodyear's new Assurance Fuel Max tire can help them get there using less gas...potentially 2,600 free miles' worth of gas over the life of their tires. Assurance Fuel Max offers a breakthrough in fuel efficiency combined with all-season driving confidence. Compared to the original Assurance tire, Assurance Fuel Max provides 27 percent less rolling resistance, which means it rolls easier, requiring less power. That equates to a 4 percent improvement in highway fuel economy. *

* Savings are based on a 4% fuel economy improvement, on 65,000-mile tread life limited warranty, as compared to the standard Goodyear Assurance tire tested on P195/65R15 size on a 2008 Honda Civic. Actual results may vary.

***The Goodyear Tire & Rubber Company***

1144 East Market Street

Akron, Ohio 44316-0001

www.goodyear.com

## *Financial Overview*

| (Dollars in millions, except per share) | YEAR ENDED DEC. 31 2008 | 2007 |
|---|---|---|
| Net Sales | $ 19,488 | $ 19,644 |
| Total Segment Operating Income | 804 | 1,230 |
| Income (Loss) from Continuing Operations | (77) | 139 |
| – Per diluted share | (0.32) | 0.65 |
| Net Income (Loss) | (77) | 602 |
| – Per diluted share | (0.32) | 2.65 |
| Total Assets | $ 15,226 | $ 17,191 |
| Total Debt* | 4,979 | 4,725 |
| Total Shareholders' Equity | 1,022 | 2,850 |
| Debt to Debt and Equity | 83.0% | 62.4% |
| Weighted Average Shares Outstanding – basic | 241 | 201 |
| Weighted Average Shares Outstanding – diluted | 241 | 232 |
| Number of Associates | 74,700 | 78,400 |
| Price range of common stock: – high | $ 30.10 | $ 36.90 |
| – low | 3.93 | 21.40 |

** Total debt includes Notes payable and overdrafts, Long term debt and capital leases due within one year, and Long term debt and capital leases.*

## *Table of Contents*



*This Annual Report contains a number of forward-looking statements.*
*For more information, please see pages 34-35.*

# Dear Goodyear Shareholders,

We find ourselves in the midst of very interesting times. Today's economic uncertainties and the new economic realities of the world have significant implications for the tire industry and for Goodyear.

The global economic slowdown increased both in severity and geographic scope throughout 2008. By year end, the economy had a significant impact on volume in each of our business units, which negatively impacted our fourth quarter results.

We should not let the global economic decline overshadow the many positive actions we took and the results we achieved in 2008 as we successfully executed against our strategies. Through three quarters, our segment operating income was up 5 percent from 2007 despite slowing economic growth. Let me highlight some of our key achievements for the year:

- Total sales of $19.5 billion, about equal to 2007 despite the economic slowdown.
- Global revenue per tire up 8 percent.
- Price and mix improvements offset raw material cost increases of approximately 13 percent, thanks to some strong early pricing actions and solid product mix improvements.
- Record revenue in three of our regions: Europe, Middle East and Africa, Latin America and Asia Pacific.
- Share of market for Goodyear-branded products increased in our major markets.
- The Latin America and Asia Pacific businesses reported record segment operating income.
- Significant progress against our 4-point cost savings plan generated more than $700 million in savings in 2008 alone.
- Major restructuring actions, including the shutdown of our Tyler, Texas, and Somerton, Australia, manufacturing facilities.
- The implementation and funding of the VEBA Trust – our innovative approach to dealing with the health care costs of our United Steelworker retirees in the U.S.
- Aggressively curtailed tire production to better manage our inventories and our working capital needs.
- Full year segment operating income of more than $800 million. This performance is evidence of the power of our core business model and the strategic drivers we've implemented over the last several years.
- Named by ***Fortune Magazine*** as "The World's Most Admired Motor Vehicle Parts Company" and named by ***Forbes*** as one of "America's Most Respected Companies" and additionally we were on Forbes' list of "Most Trustworthy Companies in America."

These points are important because they provide us with a solid operating base from which to address what we expect will be a challenging business environment again in 2009.



**Robert J. Keegan**
*Chairman, Chief Executive Officer & President*

### Time for Extraordinary Actions

These extraordinary times require extraordinary actions. It is very clear to us that given the challenging 2009 economic environment, our intense focus on the Seven Strategic Drivers remains a solid strategic foundation. As we address the market challenges head-on, we are not creating a new path. Rather, we will be taking a proven path to the next level. In fact, I would say our Seven Drivers resonate operationally today even more than they did back in 2003 when we first committed to them.

**7 STRATEGIC DRIVERS OF GOODYEAR'S BUSINESS**

- Leadership
- A focus on cash
- A lower cost structure
- Leverage distribution
- Building brand strength
- Product leadership
- Advantaged supply chain

As I've continually said, everything we accomplish at Goodyear starts with leadership. I emphasize leadership because success against our other six Drivers simply is not possible without outstanding leaders in place throughout our company.

With leadership as our core, there are three specific areas that will keep us on our proven path toward success. These areas are:

- Top Line – encompassing new product leadership, building our core brand strength and leveraging our industry-leading distribution network.
- Lowering Our Costs – aggressively aligning our cost structure with today's lower industry volumes.
- Managing for Cash – focusing on the strength of our balance sheet and generating funds to reinvest in our business.

### Top Line

The unmatched capability of our new product engine has quickly become the "Public Face of the New Goodyear." Our industry-leading new product engine has delivered an unprecedented number of innovative, award-winning new products at a pace previously unattainable in our industry. As a result, we have been able to:

- Drive a richer, more-profitable product mix and increase our revenue per tire.
- Consistently offset higher raw material costs with improved price and product mix.
- Increase the share of market of Goodyear-branded products.
- Introduce new products that have had dramatic revenue and margin impact and that have consistently gained overwhelming endorsements from independent third-party sources. Most recently, both Goodyear-brand and Dunlop-brand tires dominated the results of the critical European winter tests that consumers rely on to guide their purchase decisions.

Our new product offerings have continually energized our industry-leading network of tire dealers. In today's economic environment, our new product engine and outstanding dealer network are critical. Globally, we will introduce more than 50 innovative, high-impact new products in 2009. Our dealers in all regions of the world are supportive and appreciative of our efforts. During challenging economic times, new products, strong dealer support and innovative marketing programs will be the core revenue-generating strengths for Goodyear.

***"During challenging economic times, new products, strong dealer support and innovative marketing programs will be the core revenue-generating strengths for Goodyear."***

In 2009, a key product introduction for the North American market is the Assurance Fuel Max tire, a new product with fuel saving technology that means consumers can potentially save 2,600 miles' worth of gas over the life of the tire when compared with our previous and hugely successful Assurance tire. This tire provides 27 percent less rolling resistance – so it rolls easier and requires less power. That 27 percent equates to a 4 percent overall improvement in highway fuel economy and less money spent at the gas pump.

### *Lowering Our Costs*

Since announcing our 4-point cost savings plan in 2005, we have implemented $1.8 billion in cost reductions. In addition, we've eliminated approximately 25 million units of high-cost production capacity. We continue on our path to have more than 50 percent of our total capacity in low-cost countries by the 2012 timeframe. At year-end 2008 we were at 43 percent.

To address the current environment, we have implemented significant reductions in our global workforce, a process that has been ongoing for the last six years. Since the middle of 2008, we have eliminated more than 5 percent of our global workforce or almost 4,000 positions.

In addition to the implementation of the VEBA Trust, we implemented a salaried pension benefit freeze in the U.S. as we migrated to a defined contribution retirement plan.

Our planned cost actions for 2009 are nothing less than a continued "attack" on our cost structure, with the intent of driving our breakeven point considerably lower. We are raising our 4-point plan target to $2.5 billion by the end of 2009. We will meet this target by:

- Further reducing our global workforce by nearly 5,000. From mid-year 2008 to the end of 2009, we will have taken out almost 9,000 positions.
- Implementing a global freeze on salaries.
- Lowering our manufacturing cost through a combination of shortened work weeks, reduced manufacturing personnel and reduced third-party sourcing.
- Increasing our continuous improvement efforts through lean manufacturing and Six Sigma processes.
- Delivering increased purchasing savings.
- Eliminating non-essential discretionary spending.
- Continuing to close underperforming retail stores.

In addition to these 4-point plan actions, we are aligning our manufacturing capacity with lower industry demand. We plan to reduce manufacturing capacity by an additional 15 million to 25 million units over the next two years.

### *Managing for Cash*

Our focus on managing for cash has guided our actions over the past several years. Considering the current environment, we are in a much better position today as a result of these past initiatives. These initiatives included:

- A series of debt transactions that extended our maturity dates to a point where the only significant maturity we have prior to 2011 is $500 million in December 2009.
- A highly successful equity offering in 2007.
- The VEBA Trust agreement, which eliminated more than $1 billion in liabilities.
- The sale of non-core assets, including our engineered products and fabric businesses at fair and attractive prices.
- A series of contingency actions beginning in 2008, including cutting tire production, curtailing capital expenditures and reducing discretionary spending.

Our planned 2009 cash actions will continue to be aggressive. We are implementing targeted inventory reductions made possible by significant improvements in our supply chain. We anticipate these reductions will reach more than $500 million or approximately 15 percent of inventory. We also are adjusting our capital expenditure plan and now expect spending of between $700 million and $800 million in 2009. In addition we are pursuing non-core asset sales.

While we believe these actions are appropriate and address the business challenges as we see them today, flexibility in this uncertain global economy is an imperative. As in 2008, we are preparing contingency actions beyond the initiatives outlined above. We are fully prepared to implement additional actions if market conditions further deteriorate.

### *Confidence in Goodyear*

As macro economic challenges persist, I remain confident in Goodyear's ability to drive performance. That confidence derives from:

- A "game-tested," proven leadership team that I believe is the best in our industry.
- A proven track record, based firmly on the strength of our strategies.
- The continued success of our products in today's marketplace, our dedication to driving our innovative global new product engine and the strong marketing programs and network of successful dealers we wrap around our products.
- The significant actions we are taking to improve our cost structure.
- And, our absolute focus on managing for cash.

Our confidence is also bolstered by the constructive dialogue we have had with our customers. They believe in us. As an example, at our February North American dealer conference in Washington, D.C., we introduced 12 outstanding new products for the consumer tire business alone. We launched four new commercial products that targeted specific performance needs for a variety of truck applications. Our dealers were enthusiastic and hugely supportive of these product line additions. This is not just a North American statement on new products. I'm simply using North America as an example. Our global offerings are unmatched in the industry. Globally we will introduce more than 50 new products this year. Our dealers in other regions of the world are equally supportive and appreciative of our efforts.

Prior to our annual dealer conference, we did not know what the dealers' mindset would be given current business conditions. It quickly became clear they share the same calm and confident determination that is held by the Goodyear team. I was impressed. Dealer after dealer commented that our unprecedented focus on innovative new products in a down market provides them with both the products and the associated marketing tools to capture an increasing share of consumer purchases and further strengthens our mutual position for the future.

Ironically, we went to the dealer conference to energize our dealers. Instead, their positive attitude energized us. Times may be difficult, but they trust in Goodyear. Our track record of innovation, our commitment to grow their businesses and our ability to rise above adversity gives them confidence.

Our goal in 2009 is to reward their – and your – confidence in us by aggressively positioning Goodyear to weather this economic storm and to seize upon the opportunities when our markets rebound, as they inevitably will.

**Robert J. Keegan**

*Chairman, Chief Executive Officer & President*

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

### OVERVIEW

The Goodyear Tire & Rubber Company (referred to as "Goodyear," "we," "us," "our" or the "Company" whenever used herein) is one of the world's leading manufacturers of tires, with one of the most recognizable brand names in the world and operations in most regions of the world. We have a broad global footprint with 61 manufacturing facilities in 25 countries, including the United States. We operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire ("EMEA"); Latin American Tire; and Asia Pacific Tire.

During the first quarter of 2008, we formed a new strategic business unit, Europe, Middle East and Africa Tire, by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units and have aligned the external presentation of our results with the current management and operating structure. Prior year amounts have been restated to conform to this change.

As a result of the sale of substantially all of our Engineered Products business on July 31, 2007, we have reported the results of that segment as discontinued operations. Unless otherwise indicated, all disclosures in this Management's Discussion and Analysis of Financial Condition and Results of Operations relate to continuing operations.

We experienced difficult industry conditions during 2008 as the global economic slowdown increased both in severity and geographic scope throughout the course of the year. These industry conditions were characterized by dramatically lower motor vehicle sales and production, weakness in the demand for replacement tires, a trend toward lower miles driven in the U.S. and recessionary economic conditions in many parts of the world. In addition, raw material costs were at historically high levels during much of 2008 and remain volatile. In spite of these extraordinary industry conditions, we had several key achievements during 2008:

- global revenue per tire increased 8%, excluding foreign currency translation;
- we reported record revenue in EMEA, Latin American Tire and Asia Pacific Tire, and record segment operating income in Latin American Tire and Asia Pacific Tire;
- price and product mix improvements more than offset raw material cost increases of approximately 13%;
- we completed the implementation of the VEBA; and
- we continued to make significant progress against our four-point cost savings plan, as described below.

These achievements and the business model changes we have implemented over the last several years provide us a base from which we can address the challenging business environment that we are facing in 2009. We remain focused on top line growth, our cost structure and managing cash flow, and are pursuing several strategic initiatives in these areas, including:

- raising our four-point cost savings plan target to $2.5 billion, by increasing our continuous improvement efforts, lowering our manufacturing costs, increasing purchasing savings, eliminating non-essential discretionary spending, and reducing overhead and development costs;
- reducing manufacturing capacity by 15 million to 25 million units over the next two years;
- reducing inventory levels by over $500 million in 2009;
- adjusting planned capital expenditures to between $700 million and $800 million in 2009;
- pursuing additional non-core asset sales;
- continuing our focus on consumer-driven product development and innovation by introducing more than 50 new tires globally; and
- engaging in active contingency planning.

## Consolidated Results of Operations

For the year ended December 31, 2008, we had a net loss of $77 million compared to net income of $602 million in 2007. We recorded a loss from continuing operations in 2008 of $77 million compared to income from continuing operations of $139 million in 2007. In addition, our total segment operating income for 2008 was $804 million compared to $1,230 million in 2007. See "Results of Operations — Segment Information" for additional information.

Our 2008 results were impacted unfavorably by the recessionary economic conditions, particularly in the fourth quarter, resulting in lower sales that prompted us to reduce our global production. For the year we reduced global production capacity by 30 million units, of which 17 million units were reduced in the fourth quarter. As a result, we incurred significant under-absorbed fixed overhead costs in the fourth quarter. In addition, raw material costs increased 28% versus the same quarter a year ago.

## Four-Point Cost Savings Plan

We have announced a four-point cost savings plan which includes continuous improvement programs, reducing high-cost manufacturing capacity, leveraging our global position by increasing low-cost country sourcing, and reducing selling, administrative and general expense. We expect to achieve $2.5 billion of aggregate gross cost savings from 2006 through 2009 compared with 2005. The expected cost reductions consist of:

- more than $1.7 billion of estimated savings related to continuous improvement initiatives, including business process improvements, such as six sigma and lean manufacturing, manufacturing efficiencies, product reformulations and safety programs, and ongoing savings that we expect to achieve from our master labor agreement with the United Steelworkers ("USW") (through December 31, 2008, we estimate we have achieved nearly $1.3 billion in savings under these initiatives);
- more than $150 million of estimated savings from the reduction of high-cost manufacturing capacity by over 25 million units (the closure of our Somerton, Australia plant completed this element of our four-point cost savings plan);
- between $200 million to $300 million of estimated savings related to our sourcing strategy of increasing our procurement of tires, raw materials, capital equipment and indirect materials from low-cost countries (through December 31, 2008, we estimate we have achieved nearly $145 million in savings under this strategy);
- more than $350 million of estimated savings from reductions in selling, administrative and general expense related to initiatives including benefit plan changes, back-office and warehouse consolidations, supply chain improvements, legal entity reductions and headcount rationalizations (through December 31, 2008, we estimate we have achieved more than $230 million in savings under these efforts).

Execution of our four-point cost savings plan and realization of the projected savings is critical to our success.

## Voluntary Employees' Beneficiary Association

During 2008, we made cash contributions totaling $1,007 million to an independent Voluntary Employees' Beneficiary Association ("VEBA"), which is intended to provide healthcare benefits for current and future domestic USW retirees. The funding of the VEBA and subsequent settlement accounting reduced our OPEB liability by $1,107 million. The savings we expect to achieve from the VEBA are included in our anticipated continuous improvement savings described above under "Four-Point Cost Savings Plan."

## Pension and Benefit Plans

During 2008, our Company pension funds experienced market losses, which decreased plan assets by $1,504 million which, in addition to other actuarial losses, increased Accumulated Other Comprehensive Loss ("AOCL") at December 31, 2008 by $2,014 million. The domestic pension plan asset losses experienced during 2008 decreased U.S. plan assets at December 31, 2008 by $1,366 million and increased net actuarial losses included in AOCL at December 31, 2008 by $1,737 million. As a result, annual domestic net periodic pension cost will increase to approximately $300 million to $325 million in 2009 from $75 million in 2008, primarily due to amortization of higher net actuarial losses from AOCL and the expected return on lower plan assets.

In 2007, we announced various changes to our U.S.-based retail and salaried employee pension and retiree benefit plans. These changes were phased in over a two-year period. As a result of the changes, we achieved after-tax savings of approximately $90 million in 2007, and approximately $100 million in 2008, and expect to achieve after-tax savings of $80 million to $90 million in 2009 and beyond, based on assumptions which existed at the time the benefit plan changes were announced. The ongoing savings are included in our targeted savings from continuous improvement initiatives and reductions in selling, administrative and general expense described above under "Four-Point Cost Savings Plan." We recorded a curtailment charge of $64 million related to these actions in the first quarter of 2007.

**Capital Structure Improvements**

During 2008, we continued to take actions that resulted in improvements to our capital structure by repaying higher interest bearing debt obligations, increasing funding capacity and extending maturities:

- during the first quarter of 2008, we redeemed our $650 million senior secured notes due 2011;
- during the third quarter of 2008, certain of our European subsidiaries amended and restated our pan-European accounts receivable securitization facility to increase the funding capacity of that facility from €275 million to €450 million and to extend the expiration date from 2009 to 2015.

**Liquidity**

At December 31, 2008, we had $1,894 million in Cash and cash equivalents as well as $1,677 million of unused availability under our various credit agreements, compared to $3,463 million and $2,169 million, respectively, at December 31, 2007. Cash and cash equivalents decreased primarily due to our planned actions, including contributions to the VEBA of $1,007 million, capital expenditures of $1,049 million, the early redemption of our $650 million senior secured notes due 2011 and the maturity and repayment of our $100 million 6⅜% notes. Partially offsetting the reductions in cash was $700 million in borrowings on our $1.5 billion first lien revolving credit facility during the third quarter of 2008 due to a delay in receiving funds invested in The Reserve Primary Fund, to support seasonal working capital needs and to enhance our cash liquidity position in an uncertain global economic environment.

We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2009 and to provide us with flexibility to respond to further changes in the business environment.

**New Products**

At our North American dealer conference in early February 2009, we responded to both consumer research and retail-level requests with the introduction of several key tires — most notably, the Goodyear Assurance Fuel Max and Goodyear Wrangler MT/R with Kevlar. The Assurance Fuel Max is a mid-tier passenger tire targeted at the everyday consumer who is looking for an all-purpose tire and also wants to save on fuel costs. The Wrangler MT/R with Kevlar is the next generation in the popular Wrangler MT/R line, and features Kevlar-reinforced sidewalls and an asymmetric tread design for superior off-road performance. Complementing this new tire is the Wrangler DuraTrac, which is a versatile on-/off-road tire that is especially suited for work applications.

In Europe, Goodyear continues to focus on tire innovations that are relevant to consumers and unique versus our competition. The EfficientGrip tire with Fuel Saving Technology has improved wet braking distance, while providing better mileage and rolling resistance to reduce fuel consumption.

We expect to introduce more than 50 new tires globally in 2009.

### Industry Volume Estimates

Considering the current state of the global economy and the high level of uncertainty we see in our end markets, we can't provide a meaningful industry outlook for the year. That being said, we see the first quarter of 2009 similar to the industry volumes in the fourth quarter of 2008.

See "Forward-Looking Information — Safe Harbor Statement" on page 34 for a discussion of our use of forward-looking statements.

## RESULTS OF OPERATIONS — CONSOLIDATED

*(All per share amounts are diluted)*

### 2008 Compared to 2007

For the year ended December 31, 2008, we had a net loss of $77 million, or $0.32 per share, compared to net income of $602 million, or $2.65 per share, in the comparable period of 2007. Loss from continuing operations in 2008 was $77 million, or $0.32 per share, compared to income from continuing operations of $139 million, or $0.65 per share, in 2007.

### Net Sales

Net sales in 2008 were $19.5 billion, decreasing $156 million, or less than 1% compared to 2007. Net sales in 2008 were unfavorably impacted by decreased volume of $1,318 million, primarily in North American Tire and EMEA and a reduction in sales from the 2007 divestiture of our tire and wheel assembly operation, which contributed sales of $639 million in 2007. These decreases were partially offset by improvements in price and product mix of $1,151 million, mainly in North American Tire, EMEA and Latin American Tire, $383 million in foreign currency translation, primarily in EMEA and Latin American Tire, and an increase in other tire-related business' sales of $268 million, primarily due to third party sales of chemical products in North American Tire.

The following table presents our tire unit sales for the periods indicated:

| *(In millions of tires)* | Year Ended December 31, 2008 | 2007 | % Change |
|---|---|---|---|
| **Replacement Units** | | | |
| North American Tire (U.S. and Canada) | 51.4 | 55.7 | (7.7)% |
| International | 82.7 | 86.2 | (4.1)% |
| **Total** | 134.1 | 141.9 | (5.5)% |
| **Original Equipment Units** | | | |
| North American Tire (U.S. and Canada) | 19.7 | 25.6 | (22.9)% |
| International | 30.7 | 34.2 | (10.2)% |
| **Total** | 50.4 | 59.8 | (15.7)% |
| **Goodyear worldwide tire units** | 184.5 | 201.7 | (8.5)% |

The decrease in worldwide tire unit sales of 17.2 million units, or 8.5% compared to 2007, included a decrease of 9.4 million OE units, or 15.7%, due primarily to decreases in the consumer markets in North American Tire and EMEA due to recessionary economic conditions resulting in lower demand for new vehicles, and a decrease of 7.8 million units, or 5.5%, in replacement units, primarily in North American Tire and EMEA. North American Tire consumer replacement volume decreased 3.9 million units, or 7.4%, and EMEA consumer replacement volume decreased 2.5 million units, or 4.6%. The decline in consumer replacement volume is due in part to recessionary economic conditions in the U.S. and Europe.

### Cost of Goods Sold

Cost of goods sold ("CGS") was $16.1 billion in 2008, an increase of $228 million, or 1% compared to the 2007 period. CGS was 82.8% of sales in 2008 compared to 81.0% in 2007. CGS in 2008 increased due to higher raw material costs of $712 million, higher foreign currency translation of $287 million, $265 million of increased costs related to other tire-related businesses, primarily due to increased third party sales and raw materials costs of chemical products in North American Tire, product mix-related cost increases of $209 million, mostly related to North American Tire and EMEA, and higher transportation costs of $27 million. Also negatively impacting CGS was $506 million of higher conversion costs, including approximately $370 million of under-absorbed fixed overhead costs due to lower production volume in all segments, and a VEBA-related charge of $9 million. Reducing CGS were lower volume, primarily in North American Tire and EMEA, of $1,069 million, savings from rationalization plans of $53 million, and lower accelerated depreciation of $9 million. CGS also benefited from decreased costs related to the 2007 divestiture of our tire and wheel assembly operation, which had costs of $614 million in 2007. Included in 2007 was a curtailment charge of approximately $27 million related to the benefit plan changes announced in the first quarter of 2007.

### Selling, Administrative and General Expense

Selling, administrative and general expense ("SAG") was $2.6 billion in 2008, a decrease of $162 million or 6%. SAG in 2008 was 13.3% of sales, compared to 14.1% in 2007. The decrease was driven primarily by lower incentive compensation costs of $156 million primarily due to changes in estimated payouts and a decline in our stock price, lower advertising expenses of $36 million and savings from rationalization plans of $9 million. These were partially offset by unfavorable foreign currency translation of $41 million and increased wages and other benefit costs of $32 million. Included in 2007 was $37 million related to a curtailment charge for benefit plan changes.

### Interest Expense

Interest expense was $320 million in 2008, a decrease of $130 million compared to $450 million in 2007. The decrease related primarily to lower average debt levels due to the repayment of our $300 million term loan due March 2011 in August 2007, the repayment of $175 million of 8.625% notes due 2011 and $140 million of 9% notes due 2015 in June 2007, and the exchange of $346 million of our 4% convertible notes in the fourth quarter of 2007 for shares of our common stock and a cash payment. In addition, we repaid $200 million of floating rate notes due 2011, $450 million of 11% notes due 2011, and $100 million of 6⅜% notes due 2008 during the first quarter of 2008. Also decreasing interest expense was a decline in interest rates on variable rate debt.

### Other (Income) and Expense

Other (Income) and Expense was $59 million of expense in 2008, compared to $8 million of expense in 2007. The increase in expense was primarily due to lower interest income of $60 million in 2008 due to lower average cash balances and interest rates, and higher foreign currency exchange losses of $26 million. In addition, we liquidated our subsidiary in Jamaica and recognized a loss of $16 million primarily due to recognition of accumulated foreign currency translation losses. Other (Income) and Expense was favorably impacted by higher net gains on asset sales of approximately $38 million primarily as a result of a loss of $36 million on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation in the fourth quarter of 2007 and increased royalty income of $17 million from licensing arrangements related to divested businesses, including our Engineered Products business that was divested in the third quarter of 2007.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other (Income) and Expense.

### Income Taxes

For 2008, we recorded tax expense of $209 million on income from continuing operations before income taxes and minority interest of $186 million. For 2007, we recorded tax expense of $255 million on income from continuing operations before income taxes and minority interest of $464 million.

The difference between our effective tax rate and the U.S. statutory rate was primarily due to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed below.

For 2008 total discrete tax items in income tax expense were insignificant. Income tax expense in 2007 includes a net tax benefit totaling $6 million, which consists of a tax benefit of $11 million ($0.04 per share) related to prior periods offset by a $5 million charge primarily related to recently enacted tax law changes. The 2007 out-of-period adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia as a permanent tax benefit rather than as a temporary tax benefit dating back as far as 1992, with no individual year being significantly affected.

Our losses in recent periods represented sufficient negative evidence to require us to maintain a full valuation allowance against our net deferred tax assets. However, in certain foreign locations, it is reasonably possible that sufficient positive evidence required to release all, or a portion, of these valuation allowances within the next 12 months will exist, resulting in one-time tax benefits of up to $90 million ($75 million net of minority interest).

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

**Rationalizations**

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce selling, administrative and general expenses through associate headcount reductions. We recorded net rationalization costs of $184 million in 2008 and $49 million in 2007.

*2008*

Rationalization actions in 2008 consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, the closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

During 2008, net rationalization charges of $184 million ($167 million after-tax or $0.69 per share) were recorded. New charges of $192 million were comprised of $142 million for plans initiated in 2008, consisting of $118 million for associate severance costs and $24 million for other exit and non-cancelable lease costs, and $50 million for plans initiated in 2007 and prior years, consisting of $34 million for associate severance costs and $16 million for other exit and non-cancelable lease costs. The net charges in 2008 also included the reversal of $8 million of charges for actions no longer needed for their originally intended purposes. Approximately 3,100 associates will be released under 2008 plans, of which 1,500 were released by December 31, 2008.

In 2008, $87 million was incurred for associate severance payments and pension curtailment costs, and $23 million was incurred for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $28 million were recorded in CGS in 2008, related primarily to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center.

Additional rationalization charges of $41 million related to rationalization plans announced in 2008 have not yet been recorded and are expected to be incurred and recorded during the next twelve months.

*General*

Upon completion of the 2008 plans, we estimate that annual operating costs will be reduced by approximately $83 million ($41 million CGS and $42 million SAG). The savings realized in 2008 for the 2008 plans totaled approximately $5 million in SAG. In addition, savings realized in 2008 for the 2007 plans totaled approximately $10 million ($6 million CGS and $4 million SAG) compared to our estimate of $28 million. 2008 savings related to 2007 rationalization activities is less than the prior year estimate primarily due to implementation delays.

For further information, refer to the Note to the Consolidated Financial Statements No. 2, Costs Associated with Rationalization Programs.

*2007*

Rationalization actions in 2007 consisted primarily of a decision to reduce tire production at two facilities in Amiens, France in EMEA. Other rationalization actions in 2007 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in several strategic business units.

During 2007, net rationalization charges of $49 million ($41 million after-tax or $0.17 per share) were recorded. New charges of $63 million were comprised of $28 million for plans initiated in 2007, primarily related to associate severance costs, and $35 million for plans initiated in 2006, consisting of $9 million for associate severance costs and $26 million for other exit and non-cancelable lease costs. The net charges in 2007 also included the reversal of $14 million of charges for actions no longer needed for their originally intended purposes. Approximately 700 associates were to be released under programs initiated in 2007, of which approximately 400 were released by December 31, 2008.

In 2007, $45 million was incurred for associate severance payments, and $39 million was incurred for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $37 million were recorded in CGS in 2007, primarily for fixed assets taken out of service in connection with the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities in North American Tire.

**2007 Compared to 2006**

For the year ended December 31, 2007, we had net income of $602 million, or $2.65 per share, compared to a net loss of $330 million, or $1.86 per share, in the comparable period of 2006. Income from continuing operations in 2007 was $139 million, or $0.65 per share, compared to a loss from continuing operations of $373 million, or $2.11 per share, in 2006.

**Net Sales**

Net sales in 2007 were $19.6 billion, increasing $893 million, or 5% compared to 2006. Net sales in 2007 were impacted favorably by price and product mix of $880 million and favorable currency translation of $833 million, primarily in EMEA. These increases were partially offset by decreased volume of $784 million, net of $216 million of higher sales volume in 2007 compared to 2006 as a result of the USW strike. The decrease in volume is primarily attributable to North American Tire, due to our June 2006 decision to exit certain segments of the private label tire business, in addition to lower sales from other tire related businesses of $32 million.

The following table presents our tire unit sales for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In millions of tires)* | **2007** | **2006** | **% Change** |
| **Replacement Units** | | | |
| North American Tire (U.S. and Canada) | 55.7 | 61.6 | (9.6)% |
| International | 86.2 | 90.4 | (4.7)% |
| **Total** | 141.9 | 152.0 | (6.7)% |
| **OE Units** | | | |
| North American Tire (U.S. and Canada) | 25.6 | 29.3 | (12.6)% |
| International | 34.2 | 33.7 | 1.3% |
| **Total** | 59.8 | 63.0 | (5.1)% |
| **Goodyear worldwide tire units** | 201.7 | 215.0 | (6.2)% |

The decrease in worldwide tire unit sales of 13.3 million units, or 6.2% compared to 2006 is primarily driven by a decrease of 10.1 million units, or 6.7%, in replacement units, primarily in North American Tire and EMEA. North American Tire consumer replacement volume decreased 6.0 million units, or 10.3% due to a strategic share reduction in the lower value segment following our decision to exit certain segments of the private label tire business, partially offset by increased share of our higher value branded products. EMEA consumer replacement volume decreased 3.7 million units, or 6.3% compared to 2006, which was primarily market and strategy driven. OE units sales in 2007 decreased by 3.2 million units, or 5.1%, due primarily to decreases in North American Tire, driven by lower vehicle production, and EMEA, due to the exit of non-profitable business. This decrease in OE unit sales was partially offset by an increase in Latin America Tire.

**Cost of Goods Sold**

CGS was $15.9 billion in 2007, an increase of $185 million, or 1% compared to the 2006 period. CGS decreased to 81.0% of sales in 2007 compared to 83.9% in 2006. CGS increased in 2007 due to higher foreign currency translation of $606 million, product mix-related cost increases of $241 million, primarily related to North America Tire and EMEA, higher raw material costs of $195 million, and increased conversion costs of $94 million. Also increasing CGS were increased research and development expenses of $30 million, a curtailment charge of $27 million related to the benefit plan changes announced in the first quarter of 2007, and increased costs of approximately $25 million related to production inefficiencies and a strike in South Africa. Partially offsetting these increases was lower volume of $883 million, primarily related to North American Tire, higher savings from restructuring plans of $49 million, lower accelerated depreciation of $46 million, and decreased costs related to other tire related businesses of $39 million. 2006 was also affected by a pension plan curtailment gain of $13 million and $29 million related to favorable settlements with certain raw material suppliers. In addition, the net impact of the USW strike increased volume and product mix by approximately $125 million, and decreased conversion costs and costs related to other tire-related businesses by approximately $180 million in 2007 compared to 2006.

**Selling, Administrative and General Expense**

SAG was $2.8 billion in 2007, an increase of $216 million or 8%. SAG in 2007 was 14.1% of sales, compared to 13.6% in 2006. The increase was driven primarily by unfavorable foreign currency translation of $111 million, a curtailment charge of $37 million related to the benefit plan changes announced in the first quarter of 2007, and higher incentive stock compensation expense of $33 million. Also unfavorably impacting SAG were higher advertising expenses of $24 million, primarily in North American Tire and Asia Pacific Tire, increased general and product liability expenses of $14 million, increased consulting and contract labor expenses of $9 million, and higher bad debt expenses of approximately $6 million, primarily in EMEA. These increases were partially offset by decreases in employee benefit costs of $26 million, primarily related to North American Tire, and higher savings from restructuring plans of $16 million.

**Interest Expense**

Interest expense was $450 million, an increase of $3 million during 2007 as compared to 2006. Interest expense in 2007 was adversely impacted by higher debt levels incurred during the USW strike, but was favorably affected by a reduction in outstanding debt following the end of the strike and the early retirement of various debt obligations during 2007.

**Other (Income) and Expense**

Other (Income) and Expense was $8 million of expense in 2007, a decrease of $85 million compared to $77 million of income in 2006. The decrease was primarily due to higher financing fees of $66 million primarily relating to our redemption of $315 million of long term debt, our exchange offer for our outstanding 4% convertible senior notes and our refinancing activities in April 2007. In addition, we incurred higher losses of $33 million on foreign currency exchange in 2007 primarily as a result of the weakening U.S. dollar versus the euro, Chilean peso and Brazilian real. Other income was also unfavorably impacted by lower net gains on asset sales of approximately $25 million in 2007 compared to 2006 primarily as a result of a loss of $36 million on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation in the fourth quarter of 2007. In 2007 there was a fire in our Thailand facility, which resulted in a loss of $12 million, net of insurance proceeds. The decrease in other income was partially offset by an increase in interest income of approximately $42 million due primarily to higher cash balances in 2007. In addition, other income was favorably impacted by a decrease of approximately $11 million in expenses related to general and product liabilities, including asbestos and Entran II claims.

For further information, refer to the Note to the Consolidated Financial Statements No. 3, Other (Income) and Expense.

**Income Taxes**

For 2007, we recorded tax expense of $255 million on income from continuing operations before income taxes and minority interest of $464 million. For 2006, we recorded tax expense of $60 million on a loss from continuing operations before income taxes and minority interest of $202 million.

The difference between our effective tax rate and the U.S. statutory rate was primarily due to our continuing to maintain a full valuation allowance against our net Federal and state deferred tax assets and the adjustments discussed below.

Income tax expense in 2007 includes a net tax benefit totaling $6 million, which consists of a tax benefit of $11 million ($0.04 per share) related to prior periods offset by a $5 million charge primarily related to recently enacted tax law changes. The 2007 out-of-period adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia as a permanent tax benefit rather than as a temporary tax benefit dating back as far as 1992, with no individual year being significantly affected. Income tax expense in 2006 included net favorable tax adjustments totaling $163 million. The adjustments for 2006 related primarily to the resolution of an uncertain tax position regarding a reorganization of certain legal entities in 2001, which was partially offset by a charge of $47 million to establish a foreign valuation allowance, attributable to a rationalization plan.

For further information, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

**Rationalizations**

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce associate headcount. We recorded net rationalization costs of $49 million in 2007 and $311 million in 2006.

*2007*

Rationalization actions in 2007 consisted primarily of a decision to reduce tire production at two facilities in Amiens, France in EMEA. Other rationalization actions in 2007 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in several segments.

During 2007, net rationalization charges of $49 million ($41 million after-tax or $0.17 per share) were recorded. New charges of $63 million were comprised of $28 million for plans initiated in 2007, primarily related to associate severance costs, and $35 million for plans initiated in 2006, consisting of $9 million for associate severance costs and $26 million for other exit and non-cancelable lease costs. The net charges in 2007 also included the reversal of $14 million of charges for actions no longer needed for their originally intended purposes. Approximately 700 associates were to be released under programs initiated in 2007, of which approximately 400 were released by December 31, 2008.

In 2007, $45 million was incurred for associate severance payments, and $39 million was incurred for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $37 million were recorded in CGS in 2007, primarily for fixed assets taken out of service in connection with the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities in North American Tire.

*2006*

Rationalization actions in 2006 consisted of plant closures in EMEA of a passenger tire manufacturing facility in Washington, United Kingdom, and in Asia Pacific Tire of the Upper Hutt, New Zealand passenger tire manufacturing facility. Charges were also incurred for a plan in North American Tire to cease tire manufacturing at our Tyler, Texas facility, which was substantially complete in December 2007, and a plan in EMEA to close our tire manufacturing facility in Casablanca, Morocco, which was completed in the first quarter of 2007. Charges were also recorded for a partial plant closure in North American Tire involving a plan to discontinue tire production at our Valleyfield, Quebec facility, which was completed by the second quarter of 2007. In conjunction with these charges we also recorded a $47 million tax valuation allowance. Other plans in 2006 included an action in EMEA to exit the bicycle tire and tube production line in Debica, Poland, retail store closures in EMEA as well as plans in most segments to reduce selling, administrative and general expenses through headcount reductions, all of which were substantially completed.

For 2006, $311 million ($328 million after-tax or $1.85 per share) of net charges were recorded. New charges of $322 million are comprised of $315 million for plans initiated in 2006 and $7 million for plans initiated in 2005 for associate-related costs. The $315 million of charges for 2006 plans consisted of $286 million of associate-related costs, of which $159 million related to associate severance costs and $127 million related to non-cash pension and postretirement benefit costs, and $29 million of non-cancelable lease costs. The net charges in 2006 also included reversals of $11 million for actions no longer needed for their originally intended purposes. Approximately 4,800 associates were to be released under programs initiated in 2006, of which approximately 4,700 were released by December 31, 2008.

In 2006, $98 million was incurred for associate severance payments, $127 million for non-cash pension and postretirement termination benefit costs, and $21 million for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $81 million and asset impairment charges of $2 million were recorded in CGS related to fixed assets that were taken out of service primarily in connection with the Washington, Casablanca, Upper Hutt and Tyler plant closures. We also recorded charges of $2 million of accelerated depreciation and $3 million of asset impairment in SAG.

**Discontinued Operations**

Discontinued operations had income of $463 million, or $2.00 per share, in 2007 compared to income of $43 million, or $0.25 per share, in 2006, representing an increase of $420 million. The increase in 2007 is primarily due to a gain of $508 million on the sale of our Engineered Products business. For further information, refer to the Note to the Consolidated Financial Statements No. 18, Discontinued Operations.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on market-based measures which will reflect the credit risk of the company. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and other items at fair value that are not currently required to be measured at fair value. We did not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of SFAS No. 159 effective January 1, 2008 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), replacing SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that liabilities related to contingent consideration be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent's ownership interest in a subsidiary and requires, among other things, that noncontrolling interests in subsidiaries be classified as shareholders' equity. SFAS No. 141 (R) and the recognition and measurement provisions of SFAS No. 160 are to be applied prospectively in financial statements issued for fiscal years beginning on or after December 15, 2008. The presentation and disclosure provisions of SFAS No. 160 are to be applied retrospectively for all periods presented. We adopted SFAS No. 141(R) and SFAS No. 160 on January 1, 2009. We will reflect the presentation and disclosure requirements of SFAS No. 160 in our consolidated financial statements for the period ending March 31, 2009.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157". The FSP defers the provisions of SFAS No. 157 with respect to nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis subsequent to initial recognition until fiscal years beginning after November 15, 2008. Items in this classification include goodwill, asset retirement obligations, rationalization accruals, intangible assets with indefinite lives, guarantees and certain other items. The adoption of FSP FAS 157-2 effective January 1, 2009 will not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 requires companies with derivative instruments to disclose information that would enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The new requirements apply to derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008; however, early application is encouraged. We adopted SFAS No. 161 effective January 1, 2009 and will report the required disclosures in our consolidated financial statements for the period ending March 31, 2009.

In April 2008, the FASB issued Staff Position FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). The FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under other accounting principles generally accepted in the United States of America. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. Certain disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We adopted FSP FAS 142-3 effective January 1, 2009 and will report the required disclosures in our consolidated financial statements for the period ending March 31, 2009.

In May 2008, the FASB issued Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). The FSP specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate. The FSP is effective for financial statements issued for fiscal years beginning after December 15,

2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP is to be applied retrospectively. In July 2004, we issued $350 million of 4% convertible senior notes due 2034, and subsequently exchanged $346 million of those notes for common stock and a cash payment in December 2007. The remaining $4 million of notes were converted into common stock in May 2008. The adoption of APB 14-1 effective January 1, 2009 will result in a reclassification in our consolidated statements of shareholders' equity between retained earnings and capital surplus, however the adoption will not impact our financial position.

In June 2008, the FASB issued Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in SFAS No. 128, "Earnings Per Share". The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively. The adoption of FSP EITF 03-6-1 effective January 1, 2009 will not have a material impact on our consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". The FSP was effective upon issuance. The FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements", in a market that is not active. Our fair value measurements classified as Level 3 were determined in accordance with the provisions of the FSP.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". The FSP requires disclosure of additional information about investment allocation, fair values of major categories of assets, the development of fair value measurements, and concentrations of risk. The FSP is effective for fiscal years ending after December 15, 2009; however, earlier application is permitted. We will adopt the FSP upon its effective date and will report the required disclosures in our consolidated financial statements for the period ending December 31, 2009.

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. On an ongoing basis, management reviews its estimates, based on currently available information. Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods. Our critical accounting policies relate to:

- general and product liability and other litigation,
- workers' compensation,
- recoverability of goodwill,
- deferred tax asset valuation allowance and uncertain income tax positions, and
- pensions and other postretirement benefits.

*General and Product Liability and Other Litigation.* General and product liability and other recorded litigation liabilities are recorded based on management's assessment that a loss arising from these matters is probable. If the loss can be reasonably estimated, we record the amount of the estimated loss. If the loss is estimated within a range and no point within the range is more probable than another, we record the minimum amount in the range. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Loss ranges are based upon the specific facts of each claim or class of claims and are determined after review by counsel. Court rulings on our cases or similar cases may impact our assessment of the probability and our estimate of the loss, which may have an impact on our reported results of operations, financial position and liquidity. We record receivables for insurance recoveries related to our litigation claims when it is probable that we will receive reimbursement from the insurer. Specifically, we are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to asbestos 1) in certain rubber encapsulated products or aircraft braking systems manufactured by us in the past, or 2) in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in Federal and state courts.

We engage an independent asbestos valuation firm, Bates White, LLC ("Bates"), to review our existing reserves for pending asbestos claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries related to such claims.

A significant assumption in our estimated asbestos liability is the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or changed circumstances arising in the future may result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase may be significant. We had recorded liabilities for both asserted and unasserted asbestos claims, inclusive of defense costs, totaling $132 million at December 31, 2008. The portion of the liability associated with unasserted asbestos claims and related defense costs was $71 million. At December 31, 2008, we estimate that it is reasonably possible that our gross liabilities could exceed our recorded reserve by $40 million to $50 million, approximately 50% of which would be recoverable by our accessible policy limits.

We maintain primary insurance coverage under coverage-in-place agreements as well as excess liability insurance with respect to asbestos liabilities. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery. This determination is based on consultation with our outside legal counsel and taking into consideration relevant factors or agreements in principle, including ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts.

Bates also assists us in valuing receivables to be recorded for probable insurance recoveries. Based upon the model employed by Bates, as of December 31, 2008, (i) we had recorded a receivable related to asbestos claims of $65 million, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. The receivables recorded consist of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers. Of this amount, $10 million was included in Current Assets as part of Accounts receivable at December 31, 2008.

*Workers' Compensation.* We had recorded liabilities, on a discounted basis, of $288 million for anticipated costs related to workers' compensation claims at December 31, 2008. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. The liability is discounted using the risk-free rate of return.

For further information on general and product liability and other litigation, and workers' compensation, refer to the Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

*Recoverability of Goodwill.* Goodwill is not amortized. Rather, goodwill is tested for impairment annually or more frequently if an indicator of impairment is present.

We have determined our reporting units to be consistent with our operating segments comprised of four strategic business units: North American Tire, Europe, Middle East and Africa Tire (which was formed in the first quarter of 2008 by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units), Latin American Tire, and Asia Pacific Tire. Goodwill is allocated to these reporting units based on the original purchase price allocation for acquisitions within the various reporting units. Other than the formation of the new Europe, Middle East and Africa business unit during 2008, there have been no changes to our reporting units or in the manner in which goodwill was allocated.

For purposes of our annual impairment testing, which is conducted as of July 31 each year, we determine the estimated fair values of our reporting units using a valuation methodology based on an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple of comparable companies. The EBITDA multiple is adjusted if necessary to reflect local market conditions and recent transactions. The EBITDA of the reporting units is based on a combination of historical and forecasted results and is adjusted to exclude certain non-recurring or unusual items and corporate charges. We consider significant decreases in forecasted EBITDA in future periods to be an indication of a potential impairment. At the time of our determination, valuation multiples of comparable companies would have to decline in excess of 40% to indicate a potential goodwill impairment. However, at December 31, 2008, as a result of the emergence of certain impairment indicators including the decrease in our market capitalization and the economic outlook in the United States, we performed an interim goodwill impairment analysis for our North American Tire business unit.

Goodwill was $683 million at December 31, 2008. Our annual impairment analysis for 2008 as well as our interim analysis for North American Tire at December 31, 2008, indicated no impairment of goodwill. In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill for segments other than North American Tire at December 31, 2008.

*Deferred Tax Asset Valuation Allowance and Uncertain Income Tax Positions.* At December 31, 2008, we had a valuation allowance aggregating $2.7 billion against all of our net Federal and state and certain of our foreign net deferred tax assets.

We assess both negative and positive evidence when measuring the need for a valuation allowance. Evidence, such as operating results during the most recent three-year period, is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign locations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net Federal, state and certain of our foreign deferred tax assets. We intend to maintain a valuation allowance against our net deferred tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be required. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective tax rate in a given period may be materially affected. An unfavorable tax settlement would require cash payments and result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution. We report interest and penalties related to uncertain income tax positions as income taxes. For additional information regarding uncertain income tax positions, refer to the Note to the Consolidated Financial Statements No. 15, Income Taxes.

*Pensions and Other Postretirement Benefits.* Our recorded liabilities for pensions and other postretirement benefits are based on a number of assumptions, including:

- life expectancies,
- retirement rates,
- discount rates,
- long term rates of return on plan assets,
- future compensation levels,
- future health care costs, and
- maximum company-covered benefit costs.

Certain of these assumptions are determined with the assistance of independent actuaries. Assumptions about life expectancies, retirement rates, future compensation levels and future health care costs are based on past experience and anticipated future trends, including an assumption about inflation. The discount rate for our U.S. plans is derived from a portfolio of corporate bonds from issuers rated AA- or higher by Standard & Poor's as of December 31 and is reviewed annually. The total cash flows provided by the portfolio are similar to the timing of our expected benefit payment cash flows. The long term rate of return on plan assets is based on the compound annualized return of our U.S. pension fund over a period of 15 years or more, estimates of future long-term rates of return on assets similar to the target allocation of our pension fund and long term inflation. Actual domestic pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as needed basis. These assumptions are reviewed regularly and revised when appropriate. Changes in one or more of them may affect the amount of our recorded liabilities and net periodic costs for these benefits. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience and expectations for the future. If the actual experience differs from expectations, our financial position, results of operations and liquidity in future periods may be affected.

The discount rate used in estimating the total liability for both our U.S. pension and other postretirement plans was 6.50% at December 31, 2008, compared to 6.25% and 6.00%, respectively, at December 31, 2007. The increase in the discount rate at December 31, 2008 was due primarily to higher interest rate yields on highly rated corporate bonds. Interest cost included in our U.S. net periodic pension cost was $312 million in 2008, compared to $306 million in 2007 and $295 million in 2006. Interest cost included in our worldwide net periodic other postretirement benefits cost was $84 million in 2008, compared to $109 million in 2007 and $133 million in 2006. Interest cost was lower in 2008 as a result of the reduction in the postretirement liability due to the VEBA settlement.

The following table presents the sensitivity of our U.S. projected pension benefit obligation, accumulated other postretirement obligation, shareholders' equity, and 2009 expense to the indicated increase/decrease in key assumptions:

| *(Dollars in millions)* | Change | +/− Change at December 31, 2008 PBO/ABO | Equity | 2009 Expense |
|---|---|---|---|---|
| **Pensions:** | | | | |
| *Assumption:* | | | | |
| Discount rate | +/−0.5% | $ 240 | $ 240 | $10 |
| Actual 2008 return on assets | +/−1.0% | N/A | 44 | 7 |
| Expected return on assets | +/−1.0% | N/A | N/A | 30 |
| **Other Postretirement Benefits:** | | | | |
| *Assumption:* | | | | |
| Discount rate | +/−0.5% | $ 10 | $ 10 | $— |
| Health care cost trends — total cost | +/−1.0% | 3 | 3 | — |

A significant portion of the net actuarial loss included in AOCL of $2,550 million in our U.S. pension plans as of December 31, 2008 is a result of 2008 plan asset losses and the overall decline in U.S. discount rates over time. For purposes of determining our 2008 U.S. net periodic pension expense, our funded status was such that we recognized $38 million of the net actuarial loss in 2008. We will recognize approximately $157 million of net actuarial losses in 2009. If our future experience is consistent with our assumptions as of December 31, 2008, actuarial loss recognition will remain at an amount near that to be recognized in 2009 over the next few years before it begins to gradually decline.

The actual rate of return on our U.S. pension fund was (31.7)%, 8.1% and 14.0% in 2008, 2007 and 2006, respectively, as compared to the expected rate of 8.5% for all three years. The negative return of our U.S. pension fund in 2008 was due to the steep market losses experienced during the year. Despite the losses experienced by the U.S. pension fund in 2008, the expected long term rate of return on assets will remain at 8.5% for 2009. We use the fair value of our pension assets in the calculation of pension expense for all of our U.S. pension plans.

The service cost of our U.S. pension plans was $60 million in 2008 and is expected to decrease in 2009 and beyond as the number of active participants accruing service declines.

Although we experienced an increase in our U.S. discount rate at the end of 2008, a large portion of the net actuarial loss included in AOCL of $109 million in our worldwide other postretirement benefit plans as of December 31, 2008 is a result of the overall decline in U.S. discount rates over time. The net actuarial loss increased from 2007 due to the VEBA settlement, which resulted in the recognition of net actuarial gains previously included in AOCL for the affected plans, offset somewhat by the increase in the discount rate at December 31, 2008. For purposes of determining 2008 worldwide net periodic postretirement benefits cost, we recognized $7 million of the net actuarial losses in 2008. We will recognize approximately $7 million of net actuarial losses in 2009. If our future experience is consistent with our assumptions as of December 31, 2008, actuarial loss recognition will remain at an amount near that to be recognized in 2009 over the next few years before it begins to gradually decline.

The weighted average amortization period for employees covered by our U.S. plans is approximately 15 years.

For further information on pensions and other postretirement benefits, refer to the Note to the Consolidated Financial Statements No. 14, Pension, Other Postretirement Benefit and Savings Plans.

## RESULTS OF OPERATIONS — SEGMENT INFORMATION

Segment information reflects our strategic business units ("SBUs"), which are organized to meet customer requirements and global competition. The Tire businesses are segmented on a regional basis. As previously mentioned, during the first quarter of 2008, we formed a new strategic business unit, Europe, Middle East and Africa Tire, by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units. Prior year amounts have been restated to conform to this change.

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net Sales less CGS (excluding certain accelerated depreciation charges and asset impairment charges) and SAG (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include rationalization charges (credits), assets sales and certain other items.

Total segment operating income was $804 million in 2008, $1.2 billion in 2007 and $710 million in 2006. Total segment operating margin (segment operating income divided by segment sales) in 2008 was 4.1%, compared to 6.3% in 2007 and 3.8% in 2006.

Management believes that total segment operating income is useful because it represents the aggregate value of income created by our SBUs and excludes items not directly related to the SBUs for performance evaluation purposes. Total segment operating income is the sum of the individual SBUs' segment operating income. Refer to the Note to the Consolidated Financial Statements No. 17, Business Segments, for further information and for a reconciliation of total segment operating income to Income (Loss) from Continuing Operations before Income Taxes and Minority Interest.

### North American Tire

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In millions)* | **2008** | **2007** | **2006** |
| Tire Units | 71.1 | 81.3 | 90.9 |
| Net Sales | $8,255 | $8,862 | $9,089 |
| Operating (Loss) Income | (156) | 139 | (233) |
| Operating Margin | (1.9)% | 1.6% | (2.6)% |

### *2008 Compared to 2007*

North American Tire unit sales in 2008 decreased 10.2 million units or 12.4% from the 2007 period. The decrease was due to a decline in replacement volume of 4.3 million units or 7.7%, primarily in the consumer market due in part to recessionary economic conditions in the U.S., and a decline in OE volume of 5.9 million units or 22.9%, primarily in our consumer business due to reduced vehicle production.

Net sales decreased $607 million or 6.8% in 2008 from the 2007 period due primarily to decreased volume of $718 million and the 2007 divestiture of our tire and wheel assembly operation, which contributed sales of $639 million in 2007. This was offset in part by favorable price and product mix of $537 million, increased sales in other tire-related businesses of $207 million, primarily due to third party sales of chemical products, and favorable foreign currency translation of $6 million.

Operating loss in 2008 was $156 million compared to operating income in 2007 of $139 million, a decrease of $295 million. The 2008 period was unfavorably impacted by decreased volume of $115 million, lower operating income of chemical and other tire-related businesses of $27 million, and the 2007 divestiture of our tire and wheel assembly operation, which generated operating income of $25 million in 2007. Also unfavorably impacting operating income were higher conversion costs of $231 million. The higher conversion costs were caused primarily by under-absorbed fixed overhead costs of approximately $240 million due to lower production volume, higher plant changeover costs and general inflation, which were partially offset by savings from reduced employee benefit costs, and lower average labor rates. Offsetting these negative factors were price and product mix improvements of $360 million, which more than offset increased raw material costs of $334 million, lower SAG expenses of $48 million driven primarily by decreased advertising costs and lower incentive compensation costs, and increased royalty income of $11 million.

Operating income in 2008 excludes $4 million of accelerated depreciation primarily related to the closure of the Tyler, Texas mix center and our plan to exit 92 retail stores. Operating income in 2007 excludes $35 million of accelerated depreciation primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities. Operating income also excludes net rationalization charges totaling $54 million in 2008 and $11 million in 2007 and (gains) losses on asset sales of $(18) million in 2008 and $17 million in 2007.

***2007 Compared to 2006***

North American Tire unit sales in 2007 decreased 9.6 million units or 10.5% from 2006. The decrease was primarily due to a decline in replacement unit sales of 5.9 million units or 9.6% due to a strategic share reduction in the lower value segment, following our decision to exit certain segments of the private label tire business, partially offset by increased share of our higher value branded products. In addition, OE volume in 2007 decreased 3.7 million units or 12.6% in our consumer and commercial businesses as a result of lower vehicle production.

Net sales in 2007 decreased $227 million or 2.5% from 2006. The decrease was driven by a decline in volume of $739 million primarily due to exiting certain segments of the private label tire business in addition to decreased OE volume in our consumer and commercial businesses as a result of lower vehicle production. Sales in other tire related businesses also decreased approximately $66 million. Partially offsetting these were favorable price and product mix of $338 and favorable foreign currency translation of $24 million. In addition, net sales in 2007 were $216 million higher compared to 2006 as a result of the USW strike.

Operating income in 2007 was $139 million compared to an operating loss in 2006 of $233 million, an increase of $372 million. Operating income improved in 2007 by approximately $279 million as a result of returning to normal sales and production levels following the USW strike, which negatively impacted the fourth quarter of 2006 and part of the first half of 2007. Operating income in 2007 was also favorably impacted by price and product mix of $235 million, increased operating income in other tire related businesses of $27 million, and lower conversion costs of $19 million. Conversion costs were driven by lower employee benefit expenses partially offset by under-absorbed fixed costs due to lower production volume, training of new workers and plant changeovers. This performance was partially offset by increased raw material costs of $97 million, decreased sales volume of $65 million, and higher SAG costs of approximately $11 million. Also, included in 2006 was $21 million of favorable settlements with certain raw material suppliers.

Operating income in 2007 excludes $35 million of accelerated depreciation primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities. Operating income in 2006 excludes $14 million of accelerated depreciation primarily related to the elimination of tire production at our Tyler, Texas facility. Operating income also excludes net rationalization charges (credits) totaling $11 million in 2007 and $187 million in 2006 and (gains) losses on asset sales of $17 million in 2007 and $(11) million in 2006.

## Europe, Middle East and Africa Tire

| | Year Ended December 31, | | |
|---|---|---|---|
| (In millions) | 2008 | 2007 | 2006 |
| Tire Units | 73.6 | 79.6 | 83.5 |
| Net Sales | $7,316 | $7,217 | $6,552 |
| Operating Income | 425 | 582 | 513 |
| Operating Margin | 5.8% | 8.1% | 7.8% |

### *2008 Compared to 2007*

Europe, Middle East and Africa Tire unit sales in 2008 decreased 6.0 million units or 7.5% from the 2007 period. Replacement volume decreased 2.9 million units or 4.9%, mainly in consumer replacement due in part to recessionary economic conditions in Europe, while OE volume decreased 3.1 million units or 14.9%, primarily in our consumer business due to reduced vehicle production.

Net sales in 2008 increased $99 million or 1.4% compared to the 2007 period. Favorably impacting the 2008 period were improved price and product mix of $306 million, foreign currency translation of $285 million, and higher sales in the other tire-related businesses of $11 million. Partially offsetting these improvements was lower volume of $503 million.

For 2008, operating income decreased $157 million or 27.0% compared to 2007 due to higher conversion costs of $173 million, lower volume of $107 million, and higher transportation costs of $17 million. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $100 million due to reduced production volume, inflation, a strike at our plants in Turkey in the second quarter of 2008 and ongoing labor issues at our manufacturing plants in Amiens, France. These were offset in part by improvement in price and product mix of $261 million, which more than offset increased raw material costs of $185 million, favorable foreign currency translation of $32 million, increased operating income in other tire-related businesses of $21 million primarily due to improvements in our company-owned retail businesses, decreased SAG expenses of $7 million and favorable supplier settlements of $7 million.

Operating income in 2008 excludes rationalization charges of $41 million and net gains on asset sales of $20 million. Operating income in 2007 excludes net rationalization charges of $33 million and net gains on asset sales of $20 million. Operating income in 2007 excludes $2 million of accelerated depreciation primarily related to the closure of the Washington, UK facility.

EMEA's results are highly dependent upon Germany, which accounted for approximately 32% and 33% of EMEA's net sales in 2008 and 2007, respectively. Accordingly, results of operations in Germany will have a significant impact on EMEA's future performance.

### *2007 Compared to 2006*

Europe, Middle East and Africa Tire Segment unit sales in 2007 decreased 3.9 million units or 4.7% from 2006. Replacement volume decreased 3.7 million units or 5.9%, mainly in consumer replacement, which was primarily market and strategy driven, while OE volume decreased 0.3 million units or 1.4%.

Net sales in 2007 increased $665 million or 10.1% from 2006. Favorably impacting sales was foreign currency translation of $542 million, and improved price and product mix of $399 million. Lower volume of $278 million unfavorably impacted net sales.

Operating income in 2007 increased $69 million or 13.5% compared to 2006 due to improvement in price and mix of $276 million and favorable foreign currency translation of $30 million. These were offset in part by lower volume of $58 million, higher raw material costs of $53 million, higher SAG expenses of $23 million and lower operating income from other tire related businesses of $13 million. In addition, increased conversion costs of $33 million, increased research and development expenses of $23 million, and increased costs of approximately $25 million related to a strike and production inefficiencies in South Africa also had an unfavorable impact on operating income in 2007. Operating income in 2006 also included $6 million in favorable settlements with certain raw material suppliers.

Operating income in 2007 and 2006 excludes $2 million and $62 million, respectively, of accelerated depreciation primarily related to the closure of the Washington, UK facility and the closure of the Morocco facility. Operating income also excludes net rationalization charges totaling $33 million in 2007 and $94 million in 2006 and gains on asset sales of $20 million in 2007 and $28 million in 2006.

**Latin American Tire**

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In millions)* | **2008** | **2007** | **2006** |
| Tire Units | 20.0 | 21.8 | 21.2 |
| Net Sales | $2,088 | $1,872 | $1,607 |
| Operating Income | 367 | 359 | 326 |
| Operating Margin | 17.6% | 19.2% | 20.3% |

***2008 Compared to 2007***

Latin American Tire unit sales in 2008 decreased 1.8 million units or 8.3% from the 2007 period. Replacement volume decreased 0.8 million units or 5.8% primarily in the commercial market due to an overall decline in industry volumes, while OE volume decreased 1.0 million units or 13.4% primarily in the consumer market.

Net sales in 2008 increased $216 million or 11.5% from the 2007 period. Net sales increased in 2008 due to favorable price and product mix of $237 million, the favorable impact of foreign currency translation, mainly in Brazil, of approximately $85 million, and higher sales of other tire-related businesses of $47 million. Partially offsetting these increases was lower volume of $152 million.

Operating income in 2008 increased $8 million or 2.2% from the same period in 2007. Favorably impacting operating income were price and product mix of $214 million, which more than offset increased raw material costs of $109 million, and foreign currency translation of $17 million. Operating income was unfavorably impacted by higher conversion costs of $57 million, decreased volume of $41 million, increased transportation costs of $12 million, increased tire recycling fees, duties and other charges of $9 million, and increased SAG expenses of $5 million, primarily related to advertising expenses. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $20 million due to reduced production volume in the fourth quarter of 2008 and higher utility and engineering costs. Operating income in 2008 also included a gain of $12 million related to the favorable settlement of a transactional excise tax case.

Operating income excludes net rationalization charges totaling $4 million in 2008 and $2 million in 2007. Operating income also excludes gains on asset sales of $5 million in 2008 and $1 million in 2007. Operating income in 2008 excludes a $16 million loss primarily due to the recognition accumulated foreign currency translation losses on the liquidation of our subsidiary in Jamaica.

Latin American Tire's results are highly dependent upon Brazil, which accounted for approximately 52% and 49% of Latin American Tire's net sales in 2008 and 2007, respectively. Accordingly, results of operations in Brazil will have a significant impact on Latin American Tire's future performance.

***2007 Compared to 2006***

Latin American Tire unit sales in 2007 increased 0.6 million units or 2.9% compared to 2006. OE volume increased 0.8 million units or 12.0% as a result of improving market conditions, offset by a decline in replacement units of 0.2 million units or 1.0%.

Net sales in 2007 increased $265 million, or 16.5% compared to 2006. Net sales increased in 2007 due to the favorable impact of foreign currency translation, mainly in Brazil, of approximately $123 million, favorable price and product mix of $73 million, and increased volume of $43 million. Also increasing net sales was higher sales of other tire-related businesses of approximately $29 million.

Operating income in 2007 increased $33 million, or 10.1% compared to 2006. Operating income was favorably impacted by $74 million from the impact of currency translation, $60 million due to improved price and product mix, and $11 million due to increased volume. Operating income was unfavorably impacted by higher raw material costs of $41 million and higher conversion costs of $32 million. Lower operating income in other tire related businesses of $11 million and higher SAG expenses of $8 million also had an unfavorable impact on operating income in 2007. In addition, included in 2006 was a pension plan curtailment gain of $17 million.

Operating income excludes net rationalization charges totaling $2 million in both 2007 and 2006. Operating income also excludes gains on asset sales of $1 million in 2007 and 2006. In addition, operating income in 2006 excludes a gain of $13 million resulting from the favorable resolution of a legal matter in Brazil.

### Asia Pacific Tire

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In millions)* | 2008 | 2007 | 2006 |
| Tire Units | 19.8 | 19.0 | 19.4 |
| Net Sales | $1,829 | $1,693 | $1,503 |
| Operating Income | 168 | 150 | 104 |
| Operating Margin | 9.2% | 8.9% | 6.9% |

#### *2008 Compared to 2007*

Asia Pacific Tire unit sales in 2008 increased 0.8 million units or 4.1% from the 2007 period. Replacement unit sales increased 0.2 million units or 1.8% and OE volume increased 0.6 million units or 8.6%. The increase in OE volume in 2008 relates primarily to supply constraints in 2007 due to the Thailand fire.

Net sales in 2008 increased $136 million or 8.0% compared to the 2007 period due to favorable price and product mix of $71 million, increased volume of $55 million, and favorable foreign currency translation of $7 million.

Operating income in 2008 increased $18 million or 12.0% compared to the 2007 period due to improved price and product mix of $107 million, which more than offset increased raw material costs of $84 million, increased volume of $14 million and increased operating income in other tire-related businesses of $8 million primarily due to improved results in our company-owned retail businesses in Australia. Unfavorably impacting operating income was increased conversion costs of $26 million. The higher conversion costs related primarily to under-absorbed fixed overhead costs of approximately $10 million due to reduced production volume in the fourth quarter of 2008, inflation and higher utility and engineering costs.

Operating income excludes net rationalization charges totaling $83 million in 2008 and $1 million in 2007 and gains on assets sales of $10 million in 2008 and $8 million in 2007. Operating income in 2007 also excludes a $12 million loss, net of insurance proceeds, as a result of the Thailand fire. In addition, operating income in 2008 excludes approximately $24 million of accelerated depreciation related to the closure of the Somerton, Australia facility.

Asia Pacific Tire's results are highly dependent upon Australia, which accounted for approximately 47% and 46% of Asia Pacific Tire's net sales in 2008 and 2007, respectively. Accordingly, results of operations in Australia will have a significant impact on Asia Pacific Tire's future performance.

#### *2007 Compared to 2006*

Asia Pacific Tire unit sales in 2007 decreased 0.4 million units or 2.1% compared to 2006. Replacement units decreased 0.4 million units or 3.1% driven by reduced participation in low margin segments of the market and reduced production volume resulting from the Thailand fire.

Net sales in 2007 increased $190 million or 12.6% from 2006 due to favorable foreign currency translation of $144 million and favorable price and product mix of $70 million. Partially offsetting these increases was lower volume of approximately $26 million.

Operating income in 2007 increased $46 million or 44.2% from 2006 primarily due to improved price and product mix of $67 million and $8 million of favorable foreign currency translation. These were offset in part by higher SAG expenses of $11 million primarily related to increased advertising costs, lower sales volume of $5 million, and increased conversion costs of $5 million related to lower production volume as a result of the Thailand fire. Higher raw material prices of $4 million and increased research and development costs of $4 million also had an unfavorable impact on operating income. In addition, operating income in 2006 included approximately $2 million in favorable settlements with certain raw material suppliers.

Operating income excludes net rationalization charges totaling $1 million in 2007 and $28 million in 2006 and gains on assets sales of $8 million in 2007 and $2 million in 2006. Operating income in 2007 also excludes a $12 million loss, net of insurance proceeds, as a result of the Thailand fire. In addition, operating income in 2006 excludes approximately $12 million of accelerated depreciation related to the closure of the Upper Hutt, New Zealand facility.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, we had $1,894 million in Cash and cash equivalents as well as $1,677 million of unused availability under our various credit agreements, compared to $3,463 million and $2,169 million, respectively, at December 31, 2007. At December 31, 2008, our availability included approximately $535 million which can only be used to finance the relocation and expansion of our manufacturing facility in China.

Cash and cash equivalents decreased primarily due to our planned actions, including contributions to the VEBA of $1,007 million, capital expenditures of $1,049 million, the early redemption of our $650 million senior secured notes due 2011 and the maturity and repayment of our $100 million 6⅜% notes. Partially offsetting the reductions in cash was $700 million in borrowings on our $1.5 billion first lien revolving credit facility during the third quarter of 2008 due to a delay in receiving funds invested in The Reserve Primary Fund, to support seasonal working capital needs and to enhance the company's cash liquidity position in an uncertain global economic environment.

At December 31, 2008, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $427 million or 23% in EMEA, primarily Western Europe, ($539 million or 16% at December 31, 2007),
- $311 million or 16% in Asia, primarily Singapore, Australia and China, ($216 million or 6% at December 31, 2007), and
- $298 million or 16% in Latin America, primarily Venezuela, ($156 million or 5% at December 31, 2007).

In the third quarter of 2008, we sought redemption of $360 million invested in The Reserve Primary Fund. Due to reported losses in its investment portfolio and other liquidity issues, the fund ceased honoring redemption requests. The Board of Trustees of the fund subsequently voted to liquidate the assets of the fund and approved periodic distributions of cash to its shareholders. In the fourth quarter of 2008, we received partial distributions of $284 million. At December 31, 2008, $71 million, net of a $5 million valuation allowance recorded in the fourth quarter, was classified as Prepaid expenses and other current assets, which represents the remaining funds still to be redeemed by The Reserve Primary Fund.

We believe that our liquidity position is adequate to fund our operating and investing needs and debt maturities in 2009 and to provide us with flexibility to respond to further changes in the business environment. The challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations or our access to credit or other capital. In December 2009, $500 million of floating rate notes mature. In addition, beginning in September 2009, Sumitomo Rubber Industries, Ltd. ("SRI") has certain minority exit rights, that if triggered and exercised, could require us to make a substantial payment to acquire SRI's interests in our global alliance with them following the determination of the fair value of SRI's interest. As of the date of this filing, SRI has not provided us notice of any accrued exit rights that would become exercisable in September 2009.

Our ability to service debt and operational requirements depends in part on the results of operations of our subsidiaries and upon the ability of our subsidiaries to make distributions of cash to various other entities in our consolidated group, whether in the form of dividends, loans or otherwise. In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictions. The primary restriction is that, in certain countries, we must obtain approval from the foreign government and/or currency exchange board before net assets can be transferred out of the country. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make distributions of cash. Thus, we would have to repay and/or amend these credit agreements and other debt instruments in order to use this cash to service our consolidated debt. Because of the inherent uncertainty of overcoming these restrictions, we do not consider the net assets of our subsidiaries that are subject to such restrictions to be integral to our liquidity or readily available to service our debt and operational requirements. At December 31, 2008, approximately $331 million of net assets were subject to such restrictions, compared to approximately $308 million at December 31, 2007.

**Operating Activities**

Net cash provided by (used in) operating activities of continuing operations was $(745) million in 2008, compared to $92 million in 2007. The increase in net cash used in operating activities was due primarily to the $1,007 million contributions made to the VEBA partially offset by lower pension contributions and direct payments.

Net cash provided by operating activities of continuing operations was $92 million in 2007, decreasing $353 million from $445 million in 2006. The decrease was due primarily to increased working capital requirements following the end of the USW strike. Operating cash flows from continuing operations in 2007 were favorably impacted by improved operating results.

**Investing Activities**

Net cash used in investing activities of continuing operations was $1,136 million during 2008, compared to $606 million in 2007 and $498 million in 2006. Capital expenditures were $1,049 million, $739 million and $637 million in 2008, 2007 and 2006, respectively. The increase in capital expenditures primarily relates to projects targeted at increasing our capacity for high value-added tires. Investing activities exclude $33 million and $132 million of accrued capital expenditures for 2008 and 2007, respectively. Investing activities includes a net cash outflow of $76 million for the reclassification of funds invested in The Reserve Primary Fund due to the delay in accessing our cash mentioned above. Cash flows from investing activities in 2008 included outflows of $84 million for the acquisition of approximately 6% of the outstanding shares of our tire manufacturing subsidiary in Poland and the acquisition of the remaining 25% ownership in our tire manufacturing and distribution subsidiary in China. This was partially offset by cash provided from the sale of assets each year as a result of the realignment of operations under rationalization programs. Cash was used in 2006 for the acquisition of the remaining outstanding shares that we did not already own of South Pacific Tyres Ltd., a joint venture tire manufacturer and distributor in Australia.

Cash flows from investing activities of discontinued operations in 2007 was $1,435 related primarily to the sale of our Engineered Products business.

**Financing Activities**

Net cash provided by (used in) financing activities of continuing operations was $348 million in 2008, $(1,426) million in 2007, and $1,648 million in 2006. Non-cash financing activities in 2007 included the issuance of 28.7 million shares of our common stock in exchange for approximately $346 million principal amount of our 4% convertible senior notes due 2034.

Consolidated debt at December 31, 2008 was $4,979 million, compared to $4,725 million at December 31, 2007. Cash flows in 2008 included debt incurred of approximately $1.8 billion offset by the repayment of approximately $1.5 billion of long term debt.

Consolidated debt at December 31, 2007 was $4,725 million, compared to $7,210 million at December 31, 2006. Cash flows in 2007 included the repayment of approximately $2.3 billion of long term debt offset by net proceeds from our public equity offering of approximately $833 million.

## Credit Sources

In aggregate, we had credit arrangements of $7,127 million available at December 31, 2008, of which $1,677 million were unused, compared to $7,392 million available at December 31, 2007, of which $2,169 million were unused.

*Outstanding Notes*

At December 31, 2008, we had $1,882 million of outstanding notes as compared to $2,634 million at December 31, 2007.

Certain of our notes were issued pursuant to indentures that contain varying covenants and other terms. In general, the terms of our indentures, among other things, limit our ability and the ability of certain of our subsidiaries to (i) incur additional debt or issue redeemable preferred stock, (ii) pay dividends, or make certain other restricted payments or investments, (iii) incur liens, (iv) sell assets, (v) incur restrictions on the ability of our subsidiaries to pay dividends to us, (vi) enter into affiliate transactions, (vii) engage in sale and leaseback transactions, and (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, under certain of our indentures, if the notes are assigned an investment grade rating by Moody's and S&P and no default has occurred or is continuing, certain covenants will be suspended.

On March 3, 2008, we redeemed $450 million in aggregate principal amount of our 11% senior secured notes due 2011 at a redemption price of 105.5% of the principal amount thereof and $200 million in aggregate principal amount of our senior secured floating rate notes due 2011 at a redemption price of 104% of the principal amount thereof, plus in each case accrued and unpaid interest to the redemption date.

On March 17, 2008, we repaid our $100 million 6⅜% senior notes at their maturity.

In the second quarter of 2008, the remaining $4 million of convertible notes were converted into approximately 0.3 million shares of Goodyear common stock.

For additional information on our outstanding notes, refer to the Note to Consolidated Financial Statements, No. 12, Financing Arrangements and Derivative Financial Instruments.

*$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013*

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in various collateral. Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory. To the extent that our eligible accounts receivable and inventory decline, our borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if at any time the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess.

At December 31, 2008, we had $700 million outstanding and $497 million of letters of credit issued under the revolving credit facility. At December 31, 2007, there were no borrowings and $526 million of letters of credit were issued under the revolving credit facility.

*$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014*

Our amended and restated second lien term loan facility is subject to the consent of the lenders making additional term loans, whereby, we may request that the facility be increased by up to $300 million. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. At December 31, 2008 and December 31, 2007, this facility was fully drawn.

*€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012*

Our amended and restated facilities consist of a €155 million German revolving credit facility, which is only available to certain of the German subsidiaries of Goodyear Dunlop Tires Europe B.V. ("GDTE") (collectively, "German borrowers") and a €350 million European revolving credit facility, which is available to the same German borrowers and to GDTE and certain of its other subsidiaries, with a €125 million sublimit for non-German borrowers and a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in a variety of collateral.

As of December 31, 2008, there were no borrowings under the German revolving credit facility and there were $10 million (€7 million) of letters of credit issued and $182 million (€130 million) of borrowings (including $84 million (€60 million) of borrowings by the non-German borrowers) under the European revolving credit facility. As of December 31, 2007, there were $12 million (€8 million) of letters of credit issued and no borrowings under the European revolving credit facility and no borrowings under the German revolving credit facility.

Each of our first lien revolving credit facility and our European and German revolving credit facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006. For a description of the collateral securing the above facilities as well as the covenants applicable to them, please refer to the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

*Covenant Compliance*

As of December 31, 2008, we were in compliance with the material covenants imposed by our principal credit facilities.

*EBITDA (per our Amended and Restated Credit Facilities)*

Our amended and restated credit facilities state that we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or the restricted payment, our ratio of EBITDA (as defined in those facilities) ("Covenant EBITDA") to Consolidated Interest Expense (as defined in those facilities) for the prior four fiscal quarters would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. In addition, if the amount of availability under our first lien revolving credit facility plus our Available Cash (as defined in that facility) is less than $150 million, we may not permit our ratio of Covenant EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters.

Covenant EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure of these limitations imposed under our credit facilities. Covenant EBITDA should not be construed as an alternative to either (i) income from operations or (ii) cash flows from operating activities. Our failure to comply with the financial covenants in our credit facilities could have a material adverse effect on our liquidity and operations. As a limitation on our ability to incur debt in accordance with our credit facilities could affect our liquidity, we believe that the presentation of Covenant EBITDA provides investors with important information.

The following table presents the calculation of EBITDA and the calculation of Covenant EBITDA in accordance with the definitions in our amended and restated credit facilities for the periods indicated. Other companies may calculate similarly titled measures differently than we do. Certain line items are presented as defined in the credit facilities and do not reflect amounts as presented in the Consolidated Financial Statements. Those line items also include discontinued operations.

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In millions)* | 2008 | 2007 | 2006 |
| **Net Income (Loss)** | $ (77) | $ 602 | $ (330) |
| Interest Expense | 320 | 452 | 451 |
| United States and Foreign Taxes | 209 | 296 | 106 |
| Depreciation and Amortization Expense | 660 | 623 | 675 |
| **EBITDA** | 1,112 | 1,973 | 902 |
| **Credit Facilities Adjustments:** | | | |
| Other Adjustments to Net Income (Loss)(1) | — | (462) | 354 |
| Minority Interest in Net Income of Subsidiaries | 54 | 71 | 111 |
| Other Non-Cash Items | 85 | 50 | (1) |
| Capitalized Interest and Other Interest Related Expense | 31 | 18 | 17 |
| Rationalization Charges | 93 | 61 | 319 |
| **Covenant EBITDA** | $1,375 | $1,711 | $1,702 |

(1) In 2007, other adjustments primarily include a $542 pre-tax gain on the sale of our Engineered Products business.

*Notes Payable and Overdrafts*

At December 31, 2008, we had short term committed and uncommitted bank credit arrangements totaling $481 million, of which $216 million were unused, compared to $564 million and $339 million at December 31, 2007. The continued availability of these arrangements is at the discretion of the relevant lender, and a portion of these arrangements may be terminated at any time.

*Other Foreign Credit Facilities*

During the third quarter of 2008, we executed financing agreements in China. The facilities will provide for availability of up to 3.66 billion renminbi (approximately $535 million at December 31, 2008) and can only be used to finance the relocation and expansion of our manufacturing facilities in China. There were no amounts outstanding at December 31, 2008.

*International Accounts Receivable Securitization Facilities (On-Balance Sheet)*

On July 23, 2008, certain of our European subsidiaries amended and restated the pan-European accounts receivable securitization facility. The amendments increased the funding capacity of the facility from €275 million to €450 million and extended the expiration date from 2009 to 2015. The facility is subject to customary annual renewal of back-up liquidity commitments.

The amended facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.0 to 1.0. This financial covenant will automatically be amended to conform to the European credit facilities upon any amendment of such covenant in the European credit facilities. The defined terms used for this financial covenant are substantially similar to those included in the European credit facilities.

As of December 31, 2008 and 2007, the amount available and fully utilized under this program totaled $483 million (€346 million) and $403 million (€275 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in Long-term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have accounts receivable securitization programs totaling $61 million and $78 million at December 31, 2008 and December 31, 2007, respectively. These amounts are included in Notes payable and overdrafts.

*Accounts Receivable Factoring Facilities (Off-Balance Sheet)*

Various subsidiaries sold certain of their trade receivables under off-balance sheet programs during 2008 and 2007. The receivable financing programs of these subsidiaries did not utilize a special purpose entity ("SPE"). At December 31, 2008 and 2007, the gross amount of receivables sold was $116 million and $152 million, respectively.

*Credit Ratings*

Our credit ratings as of the date of this report are presented below:

| | S&P | Moody's |
|---|---|---|
| $1.5 Billion Amended and Restated First Lien Revolving Credit Facility, due 2013 | BB+ | Baa3 |
| $1.2 Billion Amended and Restated Second Lien Term Loan Facility, due 2014 | BB | Ba1 |
| European Facilities | BB+ | Baa3 |
| Floating Rate Senior Unsecured Notes, due 2009 and 8.625% Senior Unsecured Notes, due 2011 | BB− | B1 |
| 9% Senior Unsecured Notes, due 2015 | BB− | B1 |
| All other Senior Unsecured Debt | BB− | B2 |
| Corporate Rating (implied) | BB− | Ba3 |
| Outlook/Watch | Stable | Negative |

Although we do not request ratings from Fitch, the rating agency rates our secured debt facilities (BB+) and our unsecured debt (B+).

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

*Potential Future Financings*

In addition to our previous financing activities, we may seek to undertake additional financing actions which could include restructuring bank debt or a capital markets transaction, possibly including the issuance of additional debt or equity. Given the challenges that we face and the uncertainties of the market conditions, access to the capital markets cannot be assured.

Our future liquidity requirements may make it necessary for us to incur additional debt. However, a substantial portion of our assets are already subject to liens securing our indebtedness. As a result, we are limited in our ability to pledge our remaining assets as security for additional secured indebtedness. In addition, no assurance can be given as to our ability to raise additional unsecured debt.

*Dividends*

Under our primary credit facilities we are permitted to pay dividends on our common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied.

*Asset Acquisitions and Dispositions*

In March 2008, we acquired an additional 6.12% ownership of TC Debica S.A., our tire manufacturing subsidiary in Poland, by purchasing outstanding shares held by minority shareholders for $46 million. As a result of the acquisition, we recorded goodwill totaling $28 million. We have agreed to use our reasonable best efforts to procure from our Board of Directors, between March 2008 and August 2009, the approval to announce a tender offer for the remaining outstanding shares of that subsidiary that we do not already own, provided that such tender offer can be accomplished without the use of substantial cash financing from Goodyear. We also have agreed to facilitate the expansion of the daily commercial truck tire production capacity in Debica.

In October 2008, we acquired the remaining 25% ownership interest in Goodyear Dalian Tire Company Ltd., our tire manufacturing and distribution subsidiary in China. The amount of our additional investment and the impact on our results of operations and financial position were not material.

Given tightening credit markets and difficult economic conditions in certain of our major markets that have led to lower customer demand, we are deferring certain capital investments until circumstances improve. We now expect capital investments of between $700 million and $800 million in 2009.

The restrictions on asset sales imposed by our material indebtedness have not affected our strategy of divesting non-core businesses, and those divestitures have not affected our ability to comply with those restrictions.

## COMMITMENTS AND CONTINGENT LIABILITIES

### Contractual Obligations

The following table presents our contractual obligations and commitments to make future payments as of December 31, 2008:

| | Payment Due by Period as of December 31, 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| *(In millions)* | Total | 1st Year | 2nd Year | 3rd Year | 4th Year | 5th Year | After 5 Years |
| Debt Obligations(1) | $ 4,943 | $ 842 | $ 32 | $ 975 | $ 225 | $ 733 | $2,136 |
| Capital Lease Obligations(2) | 36 | 5 | 6 | 6 | 5 | 12 | 2 |
| Interest Payments(3) | 1,203 | 258 | 223 | 201 | 135 | 114 | 272 |
| Operating Leases(4) | 1,327 | 287 | 244 | 191 | 144 | 116 | 345 |
| Pension Benefits(5) | 2,627 | 400 | 588 | 563 | 538 | 538 | N/A |
| Other Post Retirement Benefits(6) | 472 | 62 | 57 | 54 | 50 | 47 | 202 |
| Workers' Compensation(7) | 388 | 74 | 48 | 36 | 27 | 21 | 182 |
| Binding Commitments(8) | 1,038 | 656 | 348 | 12 | 9 | 8 | 5 |
| Uncertain Income Tax Positions(9) | 57 | 22 | 4 | 26 | 1 | 1 | 3 |
| | $12,091 | $2,606 | $1,550 | $2,064 | $1,134 | $1,590 | $3,147 |

(1) Debt obligations include Notes payable and overdrafts.

(2) The minimum lease payments for capital lease obligations is $46 million.

(3) These amounts represent future interest payments related to our existing debt obligations and capital leases based on fixed and variable interest rates specified in the associated debt and lease agreements. Payments related to variable rate debt are based on the six-month LIBOR rate at December 31, 2008 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt.

(4) Operating lease obligations have not been reduced by minimum sublease rentals of $44 million, $35 million, $26 million, $19 million, $12 million, and $13 million in each of the periods above, respectively, for a total of $149 million. Payments, net of minimum sublease rentals, total $1,178 million. The present value of the net operating lease payments is $816 million. The operating leases relate to, among other things, real estate, vehicles, data processing equipment and miscellaneous other assets. No asset is leased from any related party.

(5) The obligation related to pension benefits is actuarially determined and is reflective of obligations as of December 31, 2008. Although subject to change, the amounts set forth in the table for 2009 (the 1st year), 2010 (the 2nd year) and 2011 (the 3rd year) represent the midpoint of the range of our estimated minimum funding requirements for domestic defined benefit pension plans under current ERISA law, reflecting the current funding relief provisions of the Worker, Retiree and Employer Recovery Act of 2008; and the midpoint of the range of our expected contributions to our funded non-U.S. pension plans, plus expected cash funding of direct participant payments to our domestic and non-U.S. pension plans. For years after 2011, the amounts shown in the table represent the midpoint of the range of our estimated minimum funding requirements for our domestic defined benefit pension plans, plus expected cash funding of direct participant payments to our domestic and non-U.S. pension plans, and do not include estimates for contributions to our funded non-U.S. pension plans.

The expected contributions for our domestic plans are based upon a number of assumptions, including:

- Projected Target Liability interest rate of 7.0% for 2009 through 2013, and
- plan asset returns of 8.5% for 2009 and beyond.

Future contributions are also affected by other factors such as:

- future interest rate levels,
- the amount and timing of asset returns,
- how contributions in excess of the minimum requirements could impact the amounts and timing of future contributions, and
- any changes to current law which would grant additional funding relief for defined benefit plan sponsors.

(6) The payments presented above are expected payments for the next 10 years. The payments for other postretirement benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. Under the relevant summary plan descriptions or plan documents we have the right to modify or terminate the plans. The obligation related to other postretirement benefits is actuarially determined on an annual basis. The estimated payments have been reduced to reflect the provisions of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

(7) The payments for workers' compensation obligations are based upon recent historical payment patterns on claims. The present value of anticipated claims payments for workers' compensation is $288 million.

(8) Binding commitments are for raw materials and investments in land, buildings and equipment.

(9) These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2008. We have reflected them in the period in which we believe they will be ultimately settled based upon our experience with these matters.

Additional other long term liabilities include items such as general and product liabilities, environmental liabilities and miscellaneous other long term liabilities. These other liabilities are not contractual obligations by nature. We cannot, with any degree of reliability, determine the years in which these liabilities might ultimately be settled. Accordingly, these other long term liabilities are not included in the above table.

In addition, the following contingent contractual obligations, the amounts of which cannot be estimated, are not included in the table above:

- The terms and conditions of our global alliance with SRI, as set forth in the Umbrella Agreement between SRI and us, provide for certain minority exit rights available to SRI commencing in 2009. In addition, the occurrence of certain other events enumerated in the Umbrella Agreement, including certain bankruptcy events or changes in our control, could trigger a right of SRI to require us to purchase their interests in the global alliance immediately. SRI's exit rights, in the event of the occurrence of a triggering event and the subsequent exercise of SRI's exit rights, could require us to make a substantial payment to acquire SRI's interests in the global alliance following the determination of the fair value of SRI's interest. The Umbrella Agreement provides that the payment amount would be based on the fair value of SRI's 25% minority shareholder's interest in each of GDTE and Goodyear Dunlop Tires North America, Ltd. and the book value of net assets of the Japanese joint ventures. The payment amount would be determined through a negotiation process where, if no mutually agreed amount was determined, a binding arbitration process would determine that amount.

- Pursuant to certain long-term agreements, we will purchase minimum amounts of various raw materials and finished goods at agreed upon base prices that are subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that are subject to periodic adjustments for changes in our production levels.

We do not engage in the trading of commodity contracts or any related derivative contracts. We generally purchase raw materials and energy through short term, intermediate and long term supply contracts at fixed prices or at formula prices related to market prices or negotiated prices. We may, however, from time to time, enter into contracts to hedge our energy costs.

**Off-Balance Sheet Arrangements**

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has:

- made guarantees,
- retained or held a contingent interest in transferred assets,
- undertaken an obligation under certain derivative instruments, or
- undertaken any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have entered into certain arrangements under which we have provided guarantees that are off-balance sheet arrangements. Those guarantees were not significant at December 31, 2008. For further information about our guarantees, refer to the Note to the Consolidated Financial Statements No. 20, Commitments and Contingent Liabilities.

## FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information in this Annual Report (other than historical data and information) may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

- deteriorating economic conditions in any of our major markets, or an inability to access capital markets when necessary, may materially adversely affect our operating results, financial condition and liquidity;
- if we do not achieve projected savings from various cost reduction initiatives or successfully implement other strategic initiatives our operating results, financial condition and liquidity may be materially adversely affected;
- we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;
- our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expenses;
- higher raw material and energy costs may materially adversely affect our operating results and financial condition;

- work stoppages, financial difficulties or supply disruptions at our major OE customers, dealers or suppliers could harm our business;
- continued pricing pressures from vehicle manufacturers may materially adversely affect our business;
- if we experience a labor strike, work stoppage or other similar event our financial position, results of operations and liquidity could be materially adversely affected;
- our long term ability to meet current obligations and to repay maturing indebtedness is dependent on our ability to access capital markets in the future and to improve our operating results;
- the challenges of the present business environment may cause a material reduction in our liquidity as a result of an adverse change in our cash flow from operations;
- we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;
- any failure to be in compliance with any material provision or covenant of our secured credit facilities could have a material adverse effect on our liquidity and our results of operations;
- our capital expenditures may not be adequate to maintain our competitive position and may not be implemented in a timely or cost-effective manner;
- our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;
- we have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales; and
- we may incur significant costs in connection with product liability and other tort claims;
- our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;
- we may be required to provide letters of credit or post cash collateral if we are subject to a significant adverse judgment or if we are unable to obtain surety bonds, which may have a material adverse effect on our liquidity;
- we are subject to extensive government regulations that may materially adversely affect our operating results;
- our international operations have certain risks that may materially adversely affect our operating results;
- we have foreign currency translation and transaction risks that may materially adversely affect our operating results;
- the terms and conditions of our global alliance with SRI provide for certain exit rights available to SRI in September 2009 or thereafter, upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI's interest in certain of our joint venture alliances (which include much of our operations in Europe);
- if we are unable to attract and retain key personnel, our business could be materially adversely affected;
- we may be impacted by economic and supply disruptions associated with events beyond our control, such as war, acts of terror, political unrest, public health concerns, labor disputes or natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

### Commodity Price Risk

The raw materials costs to which our operations are principally exposed include the cost of natural rubber, synthetic rubber, carbon black, fabrics, steel cord and other petrochemical-based commodities. Approximately two-thirds of our raw materials are oil-based derivatives, whose cost may be affected by fluctuations in the price of oil. We currently do not hedge commodity prices. We do, however, use various strategies to partially offset cost increases for raw materials, including centralizing purchases of raw materials through our global procurement organization in an effort to leverage our purchasing power and expand our capabilities to substitute lower-cost raw materials.

### Interest Rate Risk

We continuously monitor our fixed and floating rate debt mix. Within defined limitations, we manage the mix using refinancing and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to alter our exposure to the impact of changing interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. Interest rate swap contracts are thus used to separate interest rate risk management from debt funding decisions. At December 31, 2008, 68% of our debt was at variable interest rates averaging 3.83% compared to 56% at an average rate of 7.46% at December 31, 2007. We also have from time to time entered into interest rate lock contracts to hedge the risk-free component of anticipated debt issuances.

We may also enter into interest rate contracts that change the basis of our floating interest rate exposure. There was one such interest rate contract outstanding at December 31, 2008. In October 2008, we entered into a basis swap with a counterparty under which we pay six-month LIBOR and receive one-month LIBOR plus a premium. This swap applies to $1.2 billion of notional principal and matures in October 2009. During 2008, the weighted average interest rates paid and received were 3.48% and 2.60%, respectively. Fair value gains and losses on this basis swap are recorded in Other (Income) and Expense. The fair value of this swap at December 31, 2008 was a liability of $10 million.

There were no interest rate swap contracts at December 31, 2007. During 2006, our weighted average interest rate swap contract notional principal amount was $183 million, LIBOR-based payments averaged 6.67% and fixed-rate receipts averaged 6.63%.

The following table presents information about long term fixed rate debt, excluding capital leases, at December 31:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Carrying amount — liability | $1,514 | $2,034 |
| Fair value — liability | 1,207 | 2,133 |
| Pro forma fair value — liability | 1,241 | 2,184 |

The pro forma information assumes a 100 basis point decrease in market interest rates at December 31 of each year, and reflects the estimated fair value of fixed rate debt outstanding at that date under that assumption. The sensitivity of our fixed rate debt to changes in interest rates was determined using current market pricing models.

### Foreign Currency Exchange Risk

We enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans and royalty agreements and forecasted purchases and sales. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency forward contract information at December 31:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Fair value — asset (liability) | $(23) | $1 |
| Pro forma decrease in fair value | (106) | (66) |
| Contract maturities | 1/09 - 10/19 | 1/08 - 10/19 |

The pro forma change in fair value assumes a 10% adverse change in underlying foreign exchange rates at December 31 of each year, and reflects the estimated change in the fair value of contracts outstanding at that date under that assumption. The sensitivity of our foreign currency positions to changes in exchange rates was determined using current market pricing models.

Fair values are recognized on the Consolidated Balance Sheets at December 31 as follows:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Asset (liability): | | |
| Current asset | $ 3 | $ 3 |
| Long term asset | 1 | 5 |
| Current liability | (27) | (7) |

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. We control our credit exposure by diversifying across multiple counterparties and by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads. We also enter into master netting agreements with counterparties when possible. Based on our analysis, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

For further information on interest rate contracts and foreign currency contracts, refer to the Note to the Consolidated Financial Statements No. 12, Financing Arrangements and Derivative Financial Instruments.

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| *(In millions, except per share amounts)* | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net Sales** | $19,488 | $19,644 | $18,751 |
| Cost of Goods Sold | 16,139 | 15,911 | 15,726 |
| Selling, Administrative and General Expense | 2,600 | 2,762 | 2,546 |
| Rationalizations (Note 2) | 184 | 49 | 311 |
| Interest Expense (Note 16) | 320 | 450 | 447 |
| Other (Income) and Expense (Note 3) | 59 | 8 | (77) |
| **Income (Loss) from Continuing Operations before Income Taxes and Minority Interest** | 186 | 464 | (202) |
| United States and Foreign Taxes (Note 15) | 209 | 255 | 60 |
| Minority Interest | 54 | 70 | 111 |
| **Income (Loss) from Continuing Operations** | (77) | 139 | (373) |
| Discontinued Operations (Note 18) | — | 463 | 43 |
| **Net Income (Loss)** | $ (77) | $ 602 | $ (330) |
| **Net Income (Loss) Per Share — Basic** | | | |
| Income (Loss) from Continuing Operations | $ (0.32) | $ 0.70 | $ (2.11) |
| Discontinued Operations | — | 2.30 | 0.25 |
| **Net Income (Loss) Per Share — Basic** | $ (0.32) | $ 3.00 | $ (1.86) |
| Weighted Average Shares Outstanding (Note 4) | 241 | 201 | 177 |
| **Net Income (Loss) Per Share — Diluted** | | | |
| Income (Loss) from Continuing Operations | $ (0.32) | $ 0.65 | $ (2.11) |
| Discontinued Operations | — | 2.00 | 0.25 |
| **Net Income (Loss) Per Share — Diluted** | $ (0.32) | $ 2.65 | $ (1.86) |
| Weighted Average Shares Outstanding (Note 4) | 241 | 232 | 177 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| (Dollars in millions) | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents (Note 1) | $ 1,894 | $ 3,463 |
| Restricted cash | 12 | 191 |
| Accounts receivable (Note 5) | 2,547 | 3,103 |
| Inventories (Note 6) | 3,592 | 3,164 |
| Prepaid expenses and other current assets (Note 8) | 295 | 251 |
| **Total Current Assets** | 8,340 | 10,172 |
| Goodwill (Note 7) | 683 | 713 |
| Intangible Assets (Note 7) | 160 | 167 |
| Deferred Income Taxes (Note 15) | 54 | 83 |
| Other Assets (Note 8) | 355 | 458 |
| Property, Plant and Equipment (Note 9) | 5,634 | 5,598 |
| **Total Assets** | $15,226 | $17,191 |
| **Liabilities** | | |
| Current Liabilities: | | |
| Accounts payable-trade | $ 2,509 | $ 2,422 |
| Compensation and benefits (Notes 13 and 14) | 624 | 897 |
| Other current liabilities | 643 | 753 |
| United States and foreign taxes | 156 | 196 |
| Notes payable and overdrafts (Note 12) | 265 | 225 |
| Long term debt and capital leases due within one year (Note 12) | 582 | 171 |
| **Total Current Liabilities** | 4,779 | 4,664 |
| Long Term Debt and Capital Leases (Note 12) | 4,132 | 4,329 |
| Compensation and Benefits (Notes 13 and 14) | 3,487 | 3,404 |
| Deferred and Other Noncurrent Income Taxes (Note 15) | 193 | 274 |
| Other Long Term Liabilities | 763 | 667 |
| Minority Equity in Subsidiaries | 850 | 1,003 |
| **Total Liabilities** | 14,204 | 14,341 |
| Commitments and Contingent Liabilities (Note 20) | | |
| **Shareholders' Equity** | | |
| Preferred Stock, no par value: | | |
| Authorized, 50,000,000 shares, unissued | — | — |
| Common Stock, no par value: | | |
| Authorized, 450,000,000 shares in 2008 and 2007 | | |
| Outstanding shares, 241,289,921 (240,122,374 in 2007) | 241 | 240 |
| Capital Surplus | 2,702 | 2,660 |
| Retained Earnings | 1,525 | 1,602 |
| Accumulated Other Comprehensive Loss (Note 19) | (3,446) | (1,652) |
| **Total Shareholders' Equity** | 1,022 | 2,850 |
| **Total Liabilities and Shareholders' Equity** | $15,226 | $17,191 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

| *(Dollars in millions)* | Common Stock Shares | Common Stock Amount | Capital Surplus | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity (Deficit) |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2005** | | | | | | |
| (after deducting 19,168,917 treasury shares) | 176,509,751 | $177 | $1,398 | $1,298 | $(2,800) | $ 73 |
| Comprehensive income (loss): | | | | | | |
| Net loss | | | | (330) | | (330) |
| Foreign currency translation (net of tax of $0) | | | | | 233 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $0) | | | | | 2 | |
| Additional pension liability (net of tax of $38) | | | | | 439 | |
| Unrealized investment loss (net of tax of $0) | | | | | (4) | |
| Deferred derivative gain (net of tax of $0) | | | | | 1 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $(3)) | | | | | (3) | |
| **Other comprehensive income (loss)** | | | | | | 668 |
| **Total comprehensive income (loss)** | | | | | | 338 |
| Adjustment to initially apply FASB Statement No. 158 for pension and OPEB (net of tax of $49) | | | | | (1,199) | (1,199) |
| Common stock issued from treasury: | | | | | | |
| Stock-based compensation plans | 1,709,219 | 1 | 11 | | | 12 |
| Stock-based compensation | | | 18 | | | 18 |
| **Balance at December 31, 2006** | | | | | | |
| (after deducting 17,459,698 treasury shares) | 178,218,970 | 178 | 1,427 | 968 | (3,331) | (758) |
| Adjustment for adoption of FIN 48 (Note 15) | | | | 32 | | 32 |
| Comprehensive income (loss): | | | | | | |
| Net income | | | | 602 | | 602 |
| Foreign currency translation (net of tax of $1) | | | | | 482 | |
| Reclassification adjustment for amounts recognized in income (net of tax of $0) | | | | | (13) | |
| Prior service credit from defined benefit plan amendments (net of minority interest of $3) | | | | | 488 | |
| Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $8 and minority interest of $14) | | | | | 154 | |
| Decrease in net actuarial losses (net of tax of $21 and minority interest of $28) | | | | | 445 | |
| Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures (net of tax of $10 and minority interest of $2) | | | | | 137 | |
| Unrealized investment loss (net of tax of $0) | | | | | (14) | |
| **Other comprehensive income (loss)** | | | | | | 1,679 |
| **Total comprehensive income (loss)** | | | | | | 2,281 |
| Issuance of shares for public equity offering (Note 22) | 26,136,363 | 26 | 808 | | | 834 |
| Issuance of shares for conversion of debt (Note 12) | 28,728,852 | 29 | 307 | | | 336 |
| Common stock issued from treasury: | | | | | | |
| Stock-based compensation plans (Note 13) | 7,038,189 | 7 | 96 | | | 103 |
| Stock-based compensation | | | 22 | | | 22 |
| **Balance at December 31, 2007** | | | | | | |
| (after deducting 10,438,287 treasury shares) | 240,122,374 | 240 | 2,660 | 1,602 | (1,652) | 2,850 |
| Comprehensive income (loss): | | | | | | |
| Net loss | | | | (77) | | (77) |
| Foreign currency translation (net of tax of $0) | | | | | (488) | |
| Reclassification adjustment for amounts recognized in income (net of tax of $0) | | | | | (15) | |
| Amortization of prior service cost and unrecognized gains and losses included in net periodic benefit cost (net of tax of $11 and minority interest of $7) | | | | | 99 | |
| Increase in net actuarial losses (net of tax of $11 and minority interest of $10) | | | | | (1,452) | |
| Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments and settlements (net of tax of $0 and minority interest of $(11)) | | | | | 67 | |
| Unrealized investment loss (net of tax of $0) | | | | | (5) | |
| **Other comprehensive income (loss)** | | | | | | (1,794) |
| **Total comprehensive income (loss)** | | | | | | (1,871) |
| Issuance of shares for conversion of debt (Note 12) | 328,954 | — | 4 | | | 4 |
| Common stock issued from treasury: | | | | | | |
| Stock-based compensation plans (Note 13) | 838,593 | 1 | 4 | | | 5 |
| Stock-based compensation | | | 34 | | | 34 |
| **Balance at December 31, 2008** | | | | | | |
| (after deducting 9,599,694 treasury shares) | 241,289,921 | $241 | $2,702 | $1,525 | $(3,446) | $ 1,022 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *(In millions)* | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| **Net Income (Loss)** | $ (77) | $ 602 | $ (330) |
| Less: Discontinued Operations | — | 463 | 43 |
| Income (Loss) from Continuing Operations | (77) | 139 | (373) |
| Adjustments to reconcile net income (loss) from continuing operations to cash flows from operating activities: | | | |
| Depreciation and amortization | 660 | 614 | 637 |
| Amortization and write-off of debt issuance costs | 26 | 45 | 19 |
| Net rationalization charges (Note 2) | 184 | 49 | 311 |
| Net gains on asset sales (Note 3) | (53) | (15) | (40) |
| Minority interest and equity earnings | 47 | 64 | 106 |
| VEBA funding | (1,007) | — | — |
| Pension contributions and direct payments | (364) | (719) | (708) |
| Rationalization payments | (84) | (75) | (119) |
| Customer prepayments and government grants | 105 | 9 | 3 |
| Insurance recoveries | 16 | 7 | 46 |
| Changes in operating assets and liabilities, net of asset acquisitions and dispositions: | | | |
| Accounts receivable | 294 | (104) | 265 |
| Inventories | (700) | (395) | 127 |
| Accounts payable — trade | 287 | 294 | 71 |
| United States and foreign taxes | (38) | (36) | (187) |
| Other long term liabilities | (28) | (26) | (40) |
| Compensation and benefits | (31) | 292 | 337 |
| Other current liabilities | (28) | (76) | 27 |
| Prepaid expenses and other current assets | (58) | 29 | (13) |
| Deferred and other noncurrent income taxes | 32 | 23 | (45) |
| Other assets and liabilities | 72 | (27) | 21 |
| **Total operating cash flows from continuing operations** | (745) | 92 | 445 |
| Operating cash flows from discontinued operations | — | 13 | 115 |
| **Total Cash Flows from Operating Activities** | (745) | 105 | 560 |
| **Cash Flows from Investing Activities:** | | | |
| Capital expenditures | (1,049) | (739) | (637) |
| Asset dispositions | 58 | 107 | 127 |
| Asset acquisitions | (84) | — | (41) |
| Decrease in restricted cash | 4 | 23 | 27 |
| Investment in The Reserve Primary Fund | (360) | — | — |
| Return of investment in The Reserve Primary Fund | 284 | — | — |
| Other transactions | 11 | 3 | 26 |
| **Total investing cash flows from continuing operations** | (1,136) | (606) | (498) |
| Investing cash flows from discontinued operations | — | 1,435 | (34) |
| **Total Cash Flows from Investing Activities** | (1,136) | 829 | (532) |
| **Cash Flows from Financing Activities:** | | | |
| Short term debt and overdrafts incurred | 97 | 21 | 77 |
| Short term debt and overdrafts paid | (31) | (81) | (101) |
| Long term debt incurred | 1,780 | 142 | 2,245 |
| Long term debt paid | (1,459) | (2,327) | (501) |
| Common stock issued (Notes 13 and 22) | 5 | 937 | 12 |
| Dividends paid to minority interests in subsidiaries | (55) | (100) | (69) |
| Debt related costs and other transactions | 11 | (18) | (15) |
| **Total financing cash flows from continuing operations** | 348 | (1,426) | 1,648 |
| Financing cash flows from discontinued operations | — | (9) | (1) |
| **Total Cash Flows from Financing Activities** | 348 | (1,435) | 1,647 |
| Net Change in Cash of Discontinued Operations | — | 27 | (10) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | (36) | 75 | 59 |
| **Net Change in Cash and Cash Equivalents** | (1,569) | (399) | 1,724 |
| Cash and Cash Equivalents at Beginning of the Year | 3,463 | 3,862 | 2,138 |
| **Cash and Cash Equivalents at End of the Year** | $ 1,894 | $ 3,463 | $3,862 |

*The accompanying notes are an integral part of these consolidated financial statements.*

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1. Accounting Policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

### *Principles of Consolidation*

The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which it is has been determined that we are the primary beneficiary. Investments in companies in which we do not own a majority and we have the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All intercompany balances and transactions have been eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to:

- recoverability of intangibles and other long-lived assets,
- deferred tax asset valuation allowances and uncertain income tax positions,
- workers' compensation,
- general and product liabilities and other litigation,
- pension and other postretirement benefits, and
- various other operating allowances and accruals, based on currently available information.

Changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

### *Revenue Recognition and Accounts Receivable Valuation*

Revenues are recognized when finished products are shipped to unaffiliated customers, both title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectibility is reasonably assured. A provision for sales returns, discounts and allowances is recorded at the time of sale. Appropriate provisions are made for uncollectible accounts based on historical loss experience, portfolio duration, economic conditions and credit risk quality. The adequacy of the allowances are assessed quarterly.

### *Shipping and Handling Fees and Costs*

Costs incurred for transportation of products to customers are recorded as a component of Cost of Goods Sold ("CGS").

### *Research and Development Costs*

Research and development costs include, among other things, materials, equipment, compensation and contract services. These costs are expensed as incurred and included as a component of CGS. Research and development expenditures were $366 million, $372 million and $342 million in 2008, 2007 and 2006, respectively.

*Warranty*

Warranties are provided on the sale of certain of our products and services and an accrual for estimated future claims is recorded at the time revenue is recognized. Tire replacement under most of the warranties we offer is on a prorated basis. Warranty reserves are based on past claims experience, sales history and other considerations. Refer to Note 20.

*Environmental Cleanup Matters*

We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. We determine our liability on a site by site basis and record a liability at the time when it is probable and can be reasonably estimated. Our estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Our estimated liability is not discounted or reduced for possible recoveries from insurance carriers. Refer to Note 20.

*Legal Costs*

We record a liability for estimated legal and defense costs related to pending general and product liability claims, environmental matters and workers' compensation claims. Refer to Note 20.

*Advertising Costs*

Costs incurred for producing and communicating advertising are generally expensed when incurred as a component of Selling, Administrative and General Expense ("SAG"). Costs incurred under our cooperative advertising program with dealers and franchisees are generally recorded as reductions of sales as related revenues are recognized. Advertising costs, including costs for our cooperative advertising programs with dealers and franchisees, were $373 million, $394 million and $318 million in 2008, 2007 and 2006, respectively.

*Rationalizations*

We record costs for rationalization actions implemented to reduce excess and high-cost manufacturing capacity, and to reduce associate headcount. Associate-related costs include severance, supplemental unemployment compensation and benefits, medical benefits, pension curtailments, postretirement benefits, and other termination benefits. Other than associate-related costs, costs generally include, but are not limited to, non-cancelable lease costs, contract terminations, and moving and relocation costs. Rationalization charges related to accelerated depreciation and asset impairments are recorded in CGS or SAG. Refer to Note 2.

*Income Taxes*

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under applicable tax laws. The effect on deferred tax assets or liabilities of a change in the tax law or tax rate is recognized in the period the change is enacted. Valuation allowances are recorded to reduce net deferred tax assets to the amount that is more likely than not to be realized. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain income tax positions based on our estimate of whether, and the extent to which, additional taxes will be required. We also report interest and penalties related to uncertain income tax positions as income taxes. Refer to Note 15.

***Cash and Cash Equivalents / Consolidated Statements of Cash Flows***

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Substantially all of our cash and short-term investment securities are held with investment-grade rated counterparties. At December 31, 2008, our cash investments with any single counterparty did not exceed $250 million.

Cash flows associated with derivative financial instruments designated as hedges of identifiable transactions or events are classified in the same category as the cash flows from the related hedged items. Cash flows associated with derivative financial instruments not designated as hedges are classified as operating activities. Book overdrafts are recorded within Accounts payable-trade and totaled $97 million and $118 million at December 31, 2008 and 2007, respectively. Bank overdrafts are recorded within Notes payable and overdrafts. Cash flows associated with book and bank overdrafts are classified as financing activities. Investing activities exclude $33 million and $132 million of accrued capital expenditures for 2008 and 2007, respectively. Non-cash financing activities in 2007 included the issuance of 28.7 million shares of our common stock in exchange for approximately $346 million principal amount of our 4% convertible senior notes due 2034.

***Restricted Net Assets***

In certain countries where we operate, transfers of funds into or out of such countries by way of dividends, loans or advances are generally or periodically subject to various restrictive governmental regulations. In addition, certain of our credit agreements and other debt instruments restrict the ability of foreign subsidiaries to make cash distributions. At December 31, 2008, approximately $331 million of net assets were subject to such restrictions, compared to approximately $308 million at December 31, 2007.

***Inventories***

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or the average cost method. Costs include direct material, direct labor and applicable manufacturing and engineering overhead. We allocate fixed manufacturing overheads based on normal production capacity and recognize abnormal manufacturing costs as period costs. We determine a provision for excess and obsolete inventory based on management's review of inventories on hand compared to estimated future usage and sales. Refer to Note 6.

***Goodwill and Other Intangible Assets***

Goodwill is recorded when the cost of acquired businesses exceeds the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or when events or circumstances indicate that impairment may have occurred. Annually, we perform the impairment tests for goodwill and intangible assets with indefinite useful lives as of July 31. The impairment test uses a valuation methodology based upon an EBITDA multiple using comparable companies. In addition, the carrying amount of goodwill and intangible assets with indefinite useful lives is reviewed whenever events or circumstances indicated that revisions might be warranted. Goodwill and intangible assets with indefinite useful lives would be written down to fair value if considered impaired. Intangible assets with finite useful lives are amortized to their estimated residual values over such finite lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Note 7.

***Investments***

Investments in marketable securities are stated at fair value. Fair value is determined using quoted market prices at the end of the reporting period and, when appropriate, exchange rates at that date. Unrealized gains and losses on marketable securities classified as available-for-sale are recorded in Accumulated Other Comprehensive Loss ("AOCL"), net of tax. We regularly review our investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations. Refer to Notes 8 and 19.

### *Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Additions and improvements that substantially extend the useful life of property, plant and equipment, and interest costs incurred during the construction period of major projects are capitalized. Repair and maintenance costs are expensed as incurred. Property, plant and equipment are depreciated to their estimated residual values over their estimated useful lives, and reviewed for impairment whenever events or circumstances warrant such a review. Refer to Notes 9 and 16.

### *Foreign Currency Translation*

Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as AOCL. Where the U.S. dollar is the functional currency, translation adjustments are recorded in the Statement of Operations. Income taxes are generally not provided for foreign currency translation adjustments.

### *Derivative Financial Instruments and Hedging Activities*

To qualify for hedge accounting, hedging instruments must be designated as hedges and meet defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or financial statement effects of the hedging instrument substantially offset those of the position being hedged.

Derivative contracts are reported at fair value on the Consolidated Balance Sheets as both current and long term Accounts Receivable or Other Liabilities. Deferred gains and losses on contracts designated as cash flow hedges are recorded net of tax in AOCL. Ineffectiveness in hedging relationships is recorded in Other (Income) and Expense in the current period.

*Interest Rate Contracts* — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income as Interest Expense in the same period that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges are recognized in income in the current period as Interest Expense. Gains and losses on contracts with no hedging designation are recorded in the current period in Other (Income) and Expense.

*Foreign Currency Contracts* — Gains and losses on contracts designated as cash flow hedges are initially deferred and recorded in AOCL. Amounts are transferred from AOCL and recognized in income in the same period and on the same line that the hedged item is recognized in income. Gains and losses on contracts designated as fair value hedges, excluding premiums, are recorded in Other (Income) and Expense in the current period. Gains and losses on contracts with no hedging designation are recorded in Other (Income) and Expense in the current period. We do not include premiums paid on forward currency contracts in our assessment of hedge effectiveness. Premiums on contracts designated as hedges are recognized in Other (Income) and Expense over the life of the contract.

*Net Investment Hedging* — Nonderivative instruments denominated in foreign currencies are used from time to time to hedge net investments in foreign subsidiaries. Gains and losses on these instruments are deferred and recorded in AOCL as Foreign Currency Translation Adjustments. These gains and losses are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

*Termination of Contracts* — Gains and losses (including deferred gains and losses in AOCL) are recognized in Other (Income) and Expense when contracts are terminated concurrently with the termination of the hedged position. To the extent that such position remains outstanding, gains and losses are amortized to Interest Expense or to Other (Income) and Expense over the remaining life of that position. Gains and losses on contracts that we temporarily continue to hold after the early termination of a hedged position, or that otherwise no longer qualify for hedge accounting, are recognized in income in Other (Income) and Expense.

Refer to Note 12.

***Stock-Based Compensation***

We measure compensation cost arising from the grant of share-based awards to employees at fair value and recognize such cost in income over the period during which the service is provided, usually the vesting period. We recognize compensation expense using the straight-line approach. We estimate fair value using the Black-Scholes valuation model. Assumptions used to estimate the compensation expense are determined as follows:

- Expected term is determined using a weighted average of the contractual term and vesting period of the award under the simplified method, as historical data was not sufficient to provide a reasonable estimate;
- Expected volatility is measured using the weighted average of historical daily changes in the market price of our common stock over the expected term of the award and implied volatility calculated for our exchange traded options with an expiration date greater than one year;
- Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards; and,
- Forfeitures are based substantially on the history of cancellations of similar awards granted in prior years.

Refer to Note 13.

***Earnings Per Share of Common Stock***

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share primarily reflects the dilutive impact of outstanding stock options and contingently convertible debt, regardless of whether the provision of the contingent features had been met. All earnings per share amounts in these notes to the consolidated financial statements are diluted, unless otherwise noted. Refer to Note 4.

***Fair Value Measurements***

*Valuation Hierarchy*

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

- Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets and liabilities measured at fair value are as follows.

*Investments*

Where quoted prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, fair values are estimated using quoted prices of securities with similar characteristics or inputs other than quoted prices that are observable for the security, and would be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities would be classified within Level 3 of the valuation hierarchy.

*Derivative Financial Instruments*

Exchange-traded derivative financial instruments that are valued using quoted prices would be classified within Level 1 of the valuation hierarchy. Derivative financial instruments valued using internally-developed models that use as their basis readily observable market parameters are classified within Level 2 of the valuation hierarchy. Derivative financial instruments that are valued based upon models with significant unobservable market parameters, and that are normally traded less actively, would be classified within Level 3 of the valuation hierarchy.

Refer to Note 11.

***Reclassifications***

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2008 presentation.

***Recently Issued Accounting Pronouncements***

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 requires the fair value of an asset or liability to be based on market-based measures which will reflect the credit risk of the company. SFAS No. 157 expands the disclosure requirements to include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. The adoption of SFAS No. 157 effective January 1, 2008 did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and other items at fair value that are not currently required to be measured at fair value. We did not elect the fair value measurement option for any of our existing financial instruments other than those that are already being measured at fair value. As such, the adoption of SFAS No. 159 effective January 1, 2008 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), replacing SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that liabilities related to contingent consideration be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent's ownership interest in a subsidiary and requires, among other things, that noncontrolling interests in subsidiaries be classified as shareholders' equity. SFAS No. 141 (R) and the recognition and measurement provisions of SFAS No. 160 are to be applied prospectively in financial statements issued for fiscal years beginning on or after December 15, 2008. The presentation and disclosure provisions of SFAS No. 160 are to be applied retrospectively for all periods presented. We adopted SFAS No. 141(R) and SFAS No. 160 on January 1, 2009. We will reflect the presentation and disclosure requirements of SFAS No. 160 in our consolidated financial statements for the period ending March 31, 2009.

In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157". The FSP defers the provisions of SFAS No. 157 with respect to nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis subsequent to initial recognition until fiscal years beginning after November 15, 2008. Items in this classification include goodwill, asset retirement obligations, rationalization accruals, intangible assets with indefinite lives, guarantees and certain other items. The adoption of FSP FAS 157-2 effective January 1, 2009 will not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 requires companies with derivative instruments to disclose information that would enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The new requirements apply to derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008; however, early application is encouraged. We adopted SFAS No. 161 effective January 1, 2009 and will report the required disclosures in our consolidated financial statements for the period ending March 31, 2009.

In April 2008, the FASB issued Staff Position FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). The FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". The intent of the FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under other accounting principles generally accepted in the United States of America. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after the effective date. Certain disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. We adopted FSP FAS 142-3 effective January 1, 2009 and will report the required disclosures in our consolidated financial statements for the period ending March 31, 2009.

In May 2008, the FASB issued Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). The FSP specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The FSP is to be applied retrospectively. In July 2004, we issued $350 million of 4% convertible senior notes due 2034, and subsequently exchanged $346 million of those notes for common stock and a cash payment in December 2007. The remaining $4 million of notes were converted into common stock in May 2008. The adoption of APB 14-1 effective January 1, 2009 will result in a reclassification in our consolidated statements of shareholders' equity between retained earnings and capital surplus, however the adoption will not impact our financial position.

In June 2008, the FASB issued Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in SFAS No. 128, "Earnings Per Share". The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively. The adoption of FSP EITF 03-6-1 effective January 1, 2009 will not have a material impact on our consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". The FSP was effective upon issuance. The FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements", in a market that is not active. Our fair value measurements classified as Level 3 were determined in accordance with the provisions of the FSP.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". The FSP requires disclosure of additional information about investment allocation, fair values of major categories of assets, the development of fair value measurements, and concentrations of risk. The FSP is effective for fiscal years ending after December 15, 2009; however, earlier application is permitted. We will adopt the FSP upon its effective date and will report the required disclosures in our consolidated financial statements for the period ending December 31, 2009.

### Note 2. Costs Associated with Rationalization Programs

To maintain global competitiveness, we have implemented rationalization actions over the past several years to reduce excess and high-cost manufacturing capacity and to reduce associate headcount. The net rationalization charges included in Income (Loss) from Continuing Operations before Income Taxes and Minority Interest are as follows:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| New charges | $192 | $ 63 | $322 |
| Reversals | (8) | (14) | (11) |
| | $184 | $ 49 | $311 |

The following table presents the roll-forward of the liability balance between periods:

| *(In millions)* | Associate- related Costs | Other Than Associate- related Costs | Total |
|---|---|---|---|
| **Balance at December 31, 2005** | $ 17 | $ 15 | $ 32 |
| 2006 charges | 294 | 28 | 322 |
| Incurred | (225) | (21) | (246) |
| Reversed to the Statement of Operations | (9) | (2) | (11) |
| **Balance at December 31, 2006** | 77 | 20 | 97 |
| 2007 charges | 36 | 27 | 63 |
| Incurred | (45) | (39) | (84) |
| Reversed to the Statement of Operations | (12) | (2) | (14) |
| **Balance at December 31, 2007** | 56 | 6 | 62 |
| 2008 charges | 152 | 40 | 192 |
| Incurred | (87) | (23) | (110) |
| Reversed to the Statement of Operations | (3) | (5) | (8) |
| **Balance at December 31, 2008** | $ 118 | $ 18 | $ 136 |

Rationalization actions in 2008 consisted primarily of the closure of the Somerton, Australia tire manufacturing facility, closure of the Tyler, Texas mix center, and our plan to exit 92 of our underperforming retail stores in the U.S. Other rationalization actions in 2008 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in all of our strategic business units.

During 2008, net rationalization charges of $184 million ($167 million after-tax or $0.69 per share) were recorded. New charges of $192 million were comprised of $142 million for plans initiated in 2008, consisting of $118 million for associate severance costs and $24 million for other exit and non-cancelable lease costs, and $50 million for plans initiated in 2007 and prior years, consisting of $34 million for associate severance costs and $16 million for other exit and non-cancelable lease costs. The net charges in 2008 also included the reversal of $8 million of charges for actions no longer needed for their originally intended purposes. Approximately 3,100 associates will be released under 2008 plans, of which 1,500 were released by December 31, 2008.

In 2008, $87 million was incurred for associate severance payments and pension curtailment costs, and $23 million was incurred for non-cancelable lease and other exit costs.

The accrual balance of $136 million at December 31, 2008 consists of $118 million for associate severance costs that are expected to be substantially utilized within the next twelve months and $18 million primarily for long term non-cancelable lease costs.

In addition to the above charges, accelerated depreciation charges of $28 million were recorded in CGS in 2008, related primarily to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center.

Rationalization actions in 2007 consisted primarily of a decision to reduce tire production at two facilities in Amiens, France in our Europe, Middle East and Africa Tire Segment ("EMEA"). Other rationalization actions in 2007 related to plans to reduce manufacturing, selling, administrative and general expenses through headcount reductions in several strategic business units.

During 2007, net rationalization charges of $49 million ($41 million after-tax or $0.17 per share) were recorded. New charges of $63 million were comprised of $28 million for plans initiated in 2007, primarily related to associate severance costs, and $35 million for plans initiated in 2006, consisting of $9 million for associate severance costs and $26 million for other exit and non-cancelable lease costs. The net charges in 2007 also included the reversal of $14 million of charges for actions no longer needed for their originally intended purposes. Approximately 700 associates were to be released under programs initiated in 2007, of which approximately 400 were released by December 31, 2008.

In 2007, $45 million was incurred for associate severance payments, and $39 million was incurred for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $37 million were recorded in CGS in 2007, primarily for fixed assets taken out of service in connection with the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities in our North American Tire Segment.

Rationalization actions in 2006 consisted of plant closures in EMEA of a passenger tire manufacturing facility in Washington, United Kingdom, and in the Asia Pacific Tire Segment of the Upper Hutt, New Zealand passenger tire manufacturing facility. Charges were also incurred for a plan in North American Tire to cease tire manufacturing at our Tyler, Texas facility, which was substantially complete in December 2007, and a plan in EMEA to close our tire manufacturing facility in Casablanca, Morocco, which was completed in the first quarter of 2007. Charges were also recorded for a partial plant closure in the North American Tire Segment involving a plan to discontinue tire production at our Valleyfield, Quebec facility, which was completed by the second quarter of 2007. In conjunction with these charges we also recorded a $47 million tax valuation allowance. Other plans in 2006 included an action in the EMEA to exit the bicycle tire and tube production line in Debica, Poland, retail store closures in the EMEA as well as plans in most segments to reduce selling, administrative and general expenses through headcount reductions, all of which were substantially completed.

For 2006, $311 million ($328 million after-tax or $1.85 per share) of net charges were recorded. New charges of $322 million are comprised of $315 million for plans initiated in 2006 and $7 million for plans initiated in 2005 for associate-related costs. The $315 million of charges for 2006 plans consisted of $286 million of associate-related costs, of which $159 million related to associate severance costs and $127 million related to non-cash pension and postretirement benefit costs, and $29 million of non-cancelable lease costs. The net charges in 2006 also included reversals of $11 million for actions no longer needed for their originally intended purposes. Approximately 4,800 associates were to be released under programs initiated in 2006, of which approximately 4,700 were released by December 31, 2008.

In 2006, $98 million was incurred for associate severance payments, $127 million for non-cash pension and postretirement termination benefit costs, and $21 million for non-cancelable lease and other exit costs.

In addition to the above charges, accelerated depreciation charges of $81 million and asset impairment charges of $2 million were recorded in CGS related to fixed assets that were taken out of service primarily in connection with the Washington, Casablanca, Upper Hutt, and Tyler plant closures. We also recorded charges of $2 million of accelerated depreciation and $3 million of asset impairment in SAG.

## Note 3. Other (Income) and Expense

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest income | $(68) | $(128) | $(86) |
| Asset sales | (53) | (15) | (40) |
| Financing fees and financial instruments | 97 | 106 | 40 |
| General and product liability — discontinued products | 30 | 15 | 26 |
| Foreign currency exchange | 57 | 31 | (2) |
| Royalty income | (32) | (15) | (8) |
| Subsidiary liquidation loss | 16 | — | — |
| Fire loss expense | 3 | 12 | — |
| Miscellaneous | 9 | 2 | (7) |
| | $ 59 | $ 8 | $(77) |

Interest income consisted primarily of amounts earned on cash deposits. The decrease in 2008 compared to 2007 was due primarily to lower average cash balances and interest rates during the year.

Net gains on asset sales in 2008 were $53 million ($50 million after-tax or $0.21 per share) and included a gain of $20 million on the sale of property in EMEA, a gain of $10 million on the sale of property, buildings and equipment in Asia Pacific Tire, a gain of $11 million on the sale of property in North American Tire, a gain of $5 million on the sale of property and buildings in Latin American Tire, and net gains of $7 million on the sales of other assets in North American Tire.

Net gains on asset sales in 2007 were $15 million ($11 million after-tax or $0.05 per share) and included a gain of $19 million on the sale of our Washington, UK facility in EMEA, a gain of $19 million on the sale of warehouses and other property and equipment in North American Tire, a gain of $7 million on the sale of property in Asia Pacific Tire, and net gains of $6 million on the sales of other assets primarily in EMEA and North American Tire. Net gains were partially offset by the loss of $36 million on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation in the fourth quarter of 2007.

Net gains on asset sales in 2006 were $40 million ($31 million after-tax or $0.17 per share) and included a gain of $21 million on the sale of a capital lease in EMEA, a gain of $9 million on the sale of the Fabric business, and net gains of $10 million on the sales of other assets primarily in EMEA.

Financing fees and financial instruments in 2008 included $43 million related to the redemption of $650 million of long term debt, of which $33 million was a cash premium paid on the redemption, $9 million was deferred financing fee write-offs, and $1 million was bond discount write-offs. Also included was a $10 million charge related to the interest rate basis swap on our $1.2 billion term loan and a $5 million valuation allowance on our investment in The Reserve Primary Fund.

Financing fees and financial instruments in 2007 included $33 million related to the redemption of $315 million of long term debt, of which $28 million was a cash premium paid on the redemption, and $5 million was deferred financing fee write-offs. Also included was a $17 million charge related to the exchange offer for our outstanding 4% convertible senior notes and $14 million of debt issuance costs written-off in connection with our refinancing activities in April 2007.

General and product liability-discontinued products includes charges for claims against us related to asbestos personal injury claims, and for liabilities related to Entran II claims, net of probable insurance recoveries. During 2008, $3 million of expenses were related to Entran II claims and $27 million of net expenses were related to asbestos claims ($28 million of expense and $1 million of probable insurance recoveries). During 2007, $4 million of expenses were related to Entran II claims and $11 million of net expenses were related to asbestos claims ($25 million of expense and $14 million of probable insurance recoveries). During 2006, $9 million of expenses were related to Entran II claims and $17 million of net expenses were related to asbestos claims ($39 million of expense and $22 million of probable insurance recoveries).

During 2008, we incurred $57 million of foreign currency exchange losses primarily as a result of the weakening Canadian dollar, euro, South African rand and Australian dollar against the U.S. dollar.

During 2007, we incurred $31 million of foreign currency exchange losses primarily as a result of the strengthening euro, Chilean peso and Brazilian real against the U.S. dollar.

Royalty income increased in 2008 and included royalties from licensing arrangements related to divested businesses, including recognition of deferred income from a trademark licensing agreement related to our Engineered Products business that was divested in the third quarter of 2007.

We liquidated our subsidiary in Jamaica in the fourth quarter of 2008 and recognized a loss of $16 million primarily due to the recognition of accumulated foreign currency translation losses.

In 2007, there was a fire in our Thailand facility, which resulted in a loss of $12 million, net of insurance proceeds.

Included in 2006 miscellaneous income is a $13 million gain in Latin American Tire resulting from the favorable resolution of a legal matter.

## Note 4. Per Share of Common Stock

Basic earnings per share have been computed based on the weighted average number of common shares outstanding.

There were contingent conversion features included in the indenture governing our $350 million 4% convertible senior notes due 2034 (the "convertible notes"), issued on July 2, 2004. On December 10, 2007, $346 million of convertible notes were exchanged for approximately 28.7 million shares of Goodyear common stock plus a cash payment. During the second quarter of 2008, the remaining $4 million of convertible notes were converted into approximately 0.3 million shares of Goodyear common stock.

The following table presents the number of incremental weighted average shares outstanding used in computing diluted per share amounts:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Weighted average shares outstanding — basic | 240,692,524 | 200,933,767 | 177,253,463 |
| 4% convertible senior notes due 2034 | — | 26,673,721 | — |
| Stock options and other dilutive securities | — | 4,110,442 | — |
| Weighted average shares outstanding — diluted | 240,692,524 | 231,717,930 | 177,253,463 |

Weighted average shares outstanding — diluted for 2008 exclude the effects of approximately 6 million potential common shares related to options with exercise prices less than the average market price of our common stock (i.e., "in-the-money" options), as their inclusion would have been anti-dilutive due to the Net loss in 2008. Weighted average shares outstanding — diluted for 2006 exclude the effects of approximately 29 million contingently issuable shares and approximately 7 million equivalent shares related to options with exercise prices less than the average market price of our common stock (i.e., "in-the-money" options), as their inclusion would have been anti-dilutive due to the Net loss in 2006.

Additionally, weighted average shares outstanding — diluted exclude approximately 9 million, 6 million and 17 million potential common shares related to options with exercise prices greater than the average market price of our common stock (i.e., "underwater" options), for 2008, 2007 and 2006, respectively.

The following table presents the computation of Adjusted income (loss) from continuing operations and Adjusted net income (loss) used in computing per share amounts. Adjusted income for 2008 does not include the after-tax interest costs as substantially all of the convertible notes were exchanged in December 2007. The computation assumes that after-tax interest costs incurred on the convertible notes would have been avoided had the convertible notes been converted as of January 1, 2007 for 2007. Amounts for 2006 do not include the after-tax interest cost as the convertible notes were anti-dilutive for the year.

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Income (Loss) from Continuing Operations | $(77) | $139 | $(373) |
| After-tax impact of 4% Convertible Senior Notes due 2034 | — | 13 | — |
| Adjusted Income (Loss) from Continuing Operations | (77) | 152 | (373) |
| Discontinued Operations | — | 463 | 43 |
| Adjusted Net Income (Loss) | $(77) | $615 | $(330) |

## Note 5. Accounts Receivable

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Accounts receivable | $2,640 | $3,191 |
| Allowance for doubtful accounts | (93) | (88) |
| | $2,547 | $3,103 |

## Note 6. Inventories

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Raw materials | $ 714 | $ 591 |
| Work in process | 119 | 147 |
| Finished products | 2,759 | 2,426 |
| | $3,592 | $3,164 |

## Note 7. Goodwill and Other Intangible Assets

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2008:

| *(In millions)* | Balance at December 31, 2007 | Purchase Price Allocation | Divestitures | Translation & Other Adjustments | Balance at December 31, 2008 |
|---|---|---|---|---|---|
| North American Tire | $ 94 | $— | $— | $ — | $ 94 |
| Europe, Middle East and Africa Tire | 547 | 28 | (1) | (52) | 522 |
| Asia Pacific Tire | 72 | — | — | (5) | 67 |
| | $713 | $28 | $ (1) | $(57) | $683 |

In March 2008, we acquired an additional 6.12% ownership interest in our tire manufacturing subsidiary in Poland by purchasing outstanding shares held by minority shareholders for $46 million. As a result of the acquisition, we recorded goodwill totaling $28 million.

The following table presents the net carrying amount of goodwill allocated by reporting unit, and changes during 2007:

| *(In millions)* | Balance at December 31, 2006 | Purchase Price Allocation | Divestitures | Translation & Other Adjustments | Balance at December 31, 2007 |
|---|---|---|---|---|---|
| North American Tire | $ 95 | $— | $ (1) | $— | $ 94 |
| Europe, Middle East and Africa Tire | 500 | — | (2) | 49 | 547 |
| Asia Pacific Tire | 67 | — | — | 5 | 72 |
| | $662 | $— | $ (3) | $54 | $713 |

We reduced the carrying amount of goodwill by $11 million during 2007 primarily as a result of the adoption of FIN 48 and the release of a tax valuation allowance recorded in the purchase price allocation in prior years.

The following table presents information about other intangible assets:

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| *(In millions)* | Gross Carrying Amount(1) | Accumulated Amortization(1) | Net Carrying Amount | Gross Carrying Amount(1) | Accumulated Amortization(1) | Net Carrying Amount |
| Intangible assets with indefinite lives | $128 | $ (6) | $122 | $131 | $ (9) | $122 |
| Trademarks and patents | 36 | (21) | 15 | 46 | (23) | 23 |
| Other intangible assets | 29 | (6) | 23 | 31 | (9) | 22 |
| Total Other intangible assets | $193 | $(33) | $160 | $208 | $(41) | $167 |

(1) Includes impact of foreign currency translation.

Intangible assets are primarily comprised of the right to use certain brand names and trademarks on a non-competitive basis related to our global alliance with Sumitomo Rubber Industries, Ltd.

Amortization expense for intangible assets totaled $3 million in 2008, and $4 million in both 2007 and 2006. We estimate that annual amortization expense related to intangible assets will be approximately $3 million during each of the next five years and the weighted average remaining amortization period is approximately 21 years.

At December 31, 2008, as a result of certain impairment indicators including the decrease in our market capitalization, as well as the economic outlook in the United States, we performed an interim goodwill impairment analysis for our North American Tire business unit. Our annual impairment analysis for 2008 and 2007 as well as our interim analysis for North American Tire at December 31, 2008, indicated no impairment of goodwill or other intangible assets with indefinite lives. In addition, there were no events or circumstances that indicated the impairment test should be re-performed for goodwill for segments other than North American Tire or for other intangible assets with indefinite lives for any segment at December 31, 2008.

## Note 8. Other Assets

We have funded approximately 10% of the obligations under our Supplemental Pension Plan as of December 31, 2008 (approximately 33% at December 31, 2007) using a trust. The trust invests in debt and equity securities and funds current benefit payments under the Supplemental Pension Plan. No contributions were made to the trust in 2008 or 2007. The debt securities have maturities ranging from January 15, 2009 through September 1, 2036. The fair value of the trust assets was $7 million and $21 million at December 31, 2008 and 2007, respectively, and was included in Other Assets. We have classified the trust assets as available-for-sale. Accordingly, gains and losses resulting from changes in the fair value of the trust assets are deferred and reported in AOCL. At December 31, 2008, AOCL included an unrealized holding loss on the trust assets of $2 million after-tax and an unrealized holding gain of $2 million after-tax at December 31, 2007.

We owned 3,421,306 shares of Sumitomo Rubber Industries, Ltd. ("SRI") at December 31, 2008 and 2007 (the "Sumitomo Investment"). The fair value of the Sumitomo Investment was $29 million and $31 million at December 31, 2008 and 2007, respectively, and was included in Other Assets. We have classified the Sumitomo Investment as available-for-sale. At December 31, 2008, AOCL included gross unrealized holding gains on the Sumitomo Investment of $13 million ($14 million after-tax), compared to $14 million ($15 million after-tax) at December 31, 2007.

In March 2008, we acquired an additional 6.12% ownership interest in our tire manufacturing subsidiary in Poland by purchasing outstanding shares held by minority shareholders for $46 million. In October 2008, we acquired the remaining 25% ownership interest in Goodyear Dalian Tire Company Ltd., our tire manufacturing and distribution subsidiary in China. The amount of our additional investment and the impact on our results of operations and financial position were not material. We finalized purchase accounting in 2008 for both acquisitions.

In January 2006, we acquired the remaining 50% ownership interest in our South Pacific Tyres ("SPT") joint venture. In connection with the acquisition we paid approximately $40 million and repaid approximately $50 million of outstanding loans. As a result of the acquisition, we recorded goodwill of approximately $12 million and indefinite lived intangible assets of $10 million. The purchase price was allocated based on 50% of the assets acquired and liabilities assumed.

Dividends received from our consolidated subsidiaries were $209 million, $562 million and $247 million in 2008, 2007 and 2006, respectively. Dividends received from our affiliates accounted for using the equity method were $3 million, $3 million and $5 million in 2008, 2007 and 2006, respectively.

In the third quarter of 2008, we sought redemption of $360 million invested in The Reserve Primary Fund. Due to reported losses in its investment portfolio and other liquidity issues, the fund ceased honoring redemption requests. The Board of Trustees of the fund subsequently voted to liquidate the assets of the fund and approved periodic distributions of cash to its shareholders. The plan of liquidation is subject to the supervision of the SEC under an exemption order granted to the fund. In the fourth quarter of 2008, we received partial distributions of $284 million. At December 31, 2008, $71 million, net of a $5 million valuation allowance, was classified as Prepaid expenses and other current assets, which represent the remaining funds still to be redeemed by The Reserve Primary Fund.

## Note 9. Property, Plant and Equipment

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| *(In millions)* | Owned | Capital Leases | Total | Owned | Capital Leases | Total |
| Property, plant and equipment, at cost: | | | | | | |
| Land | $ 429 | $ 4 | $ 433 | $ 441 | $ 5 | $ 446 |
| Buildings | 1,847 | 62 | 1,909 | 1,992 | 64 | 2,056 |
| Machinery and equipment | 10,604 | 93 | 10,697 | 10,564 | 92 | 10,656 |
| Construction in progress | 748 | — | 748 | 596 | — | 596 |
| | 13,628 | 159 | 13,787 | 13,593 | 161 | 13,754 |
| Accumulated depreciation | (8,213) | (97) | (8,310) | (8,236) | (93) | (8,329) |
| | 5,415 | 62 | 5,477 | 5,357 | 68 | 5,425 |
| Spare parts | 157 | — | 157 | 173 | — | 173 |
| | $ 5,572 | $ 62 | $ 5,634 | $ 5,530 | $ 68 | $ 5,598 |

The range of useful lives of property used in arriving at the annual amount of depreciation provided are as follows: buildings and improvements, 5 to 45 years; machinery and equipment, 3 to 30 years.

## Note 10. Leased Assets

Net rental expense comprised the following:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Gross rental expense | $383 | $372 | $361 |
| Sublease rental income | (68) | (70) | (75) |
| | $315 | $302 | $286 |

We enter into leases primarily for our wholesale and retail distribution facilities, vehicles, and data processing equipment under varying terms and conditions. Many of the leases require us to pay taxes assessed against leased property and the cost of insurance and maintenance. A portion of our domestic retail distribution network is sublet to independent dealers.

While substantially all subleases and some operating leases are cancelable for periods beyond 2009, management expects that in the normal course of its business nearly all of its independent dealer distribution network will be actively operated. As leases and subleases for existing locations expire, we would normally expect to evaluate such leases and either renew the leases or substitute another more favorable retail location.

The following table presents minimum future lease payments:

| (In millions) | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 and Beyond | Total |
|---|---|---|---|---|---|---|---|
| **Capital Leases** | | | | | | | |
| Minimum lease payments | $ 8 | $ 8 | $ 8 | $ 7 | $ 12 | $ 3 | $ 46 |
| Imputed interest | (3) | (2) | (2) | (2) | — | (1) | (10) |
| Present value | $ 5 | $ 6 | $ 6 | $ 5 | $ 12 | $ 2 | $ 36 |
| **Operating Leases** | | | | | | | |
| Minimum lease payments | $287 | $244 | $191 | $144 | $116 | $345 | $1,327 |
| Minimum sublease rentals | (44) | (35) | (26) | (19) | (12) | (13) | (149) |
| | $243 | $209 | $165 | $125 | $104 | $332 | 1,178 |
| Imputed interest | | | | | | | (362) |
| Present value | | | | | | | $ 816 |

## Note 11. Fair Value Measurements

The following table presents information about assets and liabilities recorded at fair value at December 31, 2008 on the Consolidated Balance Sheet:

| (In millions) | Total Carrying Value in the Consolidated Balance Sheet | Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Investments | $38 | $38 | $— | $— |
| Derivative Financial Instruments | 4 | — | 3 | 1 |
| Total Assets at Fair Value | $42 | $38 | $ 3 | $ 1 |
| **Liabilities:** | | | | |
| Derivative Financial Instruments | $37 | $— | $27 | $10 |
| Total Liabilities at Fair Value | $37 | $— | $27 | $10 |

Derivative financial instrument valuations classified as Level 3 include our interest rate basis swap discussed in Note 12 and an embedded currency derivative in long-dated operating leases. The valuation of the basis swap is calculated using a net present value of future cash flows based on available market rates at December 31, 2008. The valuation of the embedded currency derivative is based on an extrapolation of forward rates to the assumed expiration of the leases. Other (Income) and Expense in 2008 included a loss of $5 million resulting primarily from the change in the fair value of the embedded derivative, and an unrealized loss of $10 million related to the interest rate basis swap.

The following table presents fair value information about long term fixed rate debt, excluding capital leases, at December 31:

| (In millions) | 2008 | 2007 |
|---|---|---|
| Carrying amount — liability | $1,514 | $2,034 |
| Fair value — liability | 1,207 | 2,133 |

The fair value was estimated using quoted market prices or discounted future cash flows. At December 31, 2008, the carrying amount of our fixed rate debt exceeded the fair value due to the tighter U.S. credit markets. The fair value exceeded the carrying amount at December 31, 2007 due primarily to lower market interest rates.

The following table presents fair value information about long term variable rate debt at December 31:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Carrying amount — liability | $3,164 | $2,426 |
| Fair value — liability | 2,531 | 2,368 |

The fair value was estimated using quoted market prices or discounted future cash flows. At December 31, 2008, the carrying amount of our variable rate debt exceeded the fair value due to the tighter U.S. credit markets. The fair value of our variable rate debt at December 31, 2007 approximated its carrying amount.

## Note 12. Financing Arrangements and Derivative Financial Instruments

At December 31, 2008, we had total credit arrangements totaling $7,127 million, of which $1,677 million were unused.

### *Notes Payable and Overdrafts, Long Term Debt and Capital Leases due Within One Year and Short Term Financing Arrangements*

At December 31, 2008, we had short term committed and uncommitted credit arrangements totaling $481 million, of which $216 million were unused. These arrangements are available primarily to certain of our international subsidiaries through various banks at quoted market interest rates. There are no commitment fees associated with these arrangements.

The following table presents amounts due within one year at December 31:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| **Notes payable and overdrafts** | $ 265 | $ 225 |
| Weighted average interest rate | 6.33% | 6.90% |
| **Long term debt and capital leases due within one year:** | | |
| 6⅞% Notes due 2008 | $ — | $ 100 |
| Floating rate notes due 2009 | 498 | — |
| Other (including capital leases) | 84 | 71 |
| | $ 582 | $ 171 |
| Weighted average interest rate | 6.28% | 6.57% |
| **Total obligations due within one year** | $ 847 | $ 396 |

### *Long Term Debt and Capital Leases and Financing Arrangements*

At December 31, 2008, we had long term credit arrangements totaling $6,646 million, of which $1,461 million were unused.

The following table presents long term debt and capital leases, net of unamortized discounts, and interest rates at December 31:

| (In millions) | 2008 | Interest Rate | 2007 | Interest Rate |
|---|---|---|---|---|
| Notes: | | | | |
| 6⅜% due 2008 | $ — | — | $ 100 | 6⅜% |
| Floating rate notes due 2009 | 498 | 6.29% | 497 | 8.66% |
| 7⁶⁄₇% due 2011 | 650 | 7⁶⁄₇% | 650 | 7⁶⁄₇% |
| 8.625% due 2011 | 325 | 8.625% | 325 | 8.625% |
| Floating rate notes due 2011 | — | — | 200 | 13.71% |
| 11% due 2011 | — | — | 449 | 11.25% |
| 9% due 2015 | 260 | 9% | 260 | 9% |
| 7% due 2028 | 149 | 7% | 149 | 7% |
| 4% convertible senior notes due 2034 | — | — | 4 | 4% |
| Credit Facilities: | | | | |
| €505 million revolving credit facility due 2012 | 182 | 4.75% | — | — |
| $1.5 billion first lien revolving credit facility due 2013 | 700 | 1.73% | — | — |
| $1.2 billion second lien term loan facility due 2014 | 1,200 | 2.22% | 1,200 | 6.43% |
| Pan-European accounts receivable facility due 2015 | 483 | 5.81% | 403 | 5.75% |
| Other domestic and international debt(1) | 231 | 7.54% | 223 | 7.65% |
| | 4,678 | | 4,460 | |
| Capital lease obligations | 36 | | 40 | |
| | 4,714 | | 4,500 | |
| Less portion due within one year | (582) | | (171) | |
| | $4,132 | | $4,329 | |

(1) Interest rates are weighted average interest rates.

## NOTES

*$100 Million Senior Notes due 2008*

During the first quarter of 2008, we repaid our $100 million 6⅜% senior notes at their maturity.

*$650 Million Senior Secured Notes due 2011*

During the first quarter of 2008, we redeemed $450 million in aggregate principal amount of our 11% senior secured notes due 2011 at a redemption price of 105.5% of the principal amount thereof and $200 million in aggregate principal amount of our senior secured floating rate notes due 2011 at a redemption price of 104% of the principal amount thereof, plus in each case accrued and unpaid interest to the redemption date.

*4% Convertible Senior Notes due 2034*

During the fourth quarter of 2007, approximately $346 million of convertible notes were exchanged for 28.7 million shares of Goodyear common stock and a cash payment. During the second quarter of 2008, the remaining $4 million of convertible notes were converted into 0.3 million shares of Goodyear common stock in accordance with their terms.

## CREDIT FACILITIES

### *$1.5 Billion Amended and Restated First Lien Revolving Credit Facility due 2013*

Our amended and restated first lien revolving credit facility is available in the form of loans or letters of credit, with letter of credit availability limited to $800 million. Subject to the consent of the lenders whose commitments are to be increased, we may request that the facility be increased by up to $250 million. Our obligations under the facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries. Our obligations under the facility and our subsidiaries' obligations under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- U.S. and Canadian accounts receivable and inventory;
- certain of our U.S. manufacturing facilities;
- equity interests in our U.S. subsidiaries and up to 65% of the equity interests in our foreign subsidiaries, excluding Goodyear Dunlop Tires Europe B.V. ("GDTE") and its subsidiaries; and
- substantially all other tangible and intangible assets, including equipment, contract rights and intellectual property.

Availability under the facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory, with reserves which are subject to adjustment from time to time by the administrative agent and the majority lenders at their discretion (not to be exercised unreasonably). Adjustments are based on the results of periodic collateral and borrowing base evaluations and appraisals. If at any time the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, we are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess.

The facility, which matures on April 30, 2013, contains certain covenants that, among other things, limit our ability to incur additional debt or issue redeemable preferred stock, make certain restricted payments or investments, incur liens, sell assets (excluding the sale of properties located in Akron, Ohio), incur restrictions on the ability of our subsidiaries to pay dividends to us, enter into affiliate transactions, engage in sale and leaseback transactions, and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. In addition, in the event that the availability under the facility plus the aggregate amount of our Available Cash is less than $150 million, we will not be permitted to allow our ratio of EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. "Available Cash", "EBITDA" and "Consolidated Interest Expense" have the meanings given them in the facility.

The facility has customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006.

For the 270-day period following April 20, 2007 and, thereafter if the availability under the facility is greater than or equal to $400 million, amounts drawn under the facility will bear interest either (i) at a rate of 125 basis points over LIBOR or (ii) 25 basis points over an alternative base rate (the higher of the prime rate or the federal funds rate plus 50 basis points), and undrawn amounts under the facility will be subject to an annual commitment fee of 37.5 basis points. After the 270-day period following April 20, 2007, if the availability under the facility is less than $400 million, then amounts drawn under the facility will bear interest either (i) at a rate of 150 basis points over LIBOR or (ii) 50 basis points over an alternative base rate, and undrawn amounts under the facility will be subject to an annual commitment fee of 25 basis points.

At December 31, 2008, we had $700 million outstanding and $497 million of letters of credit issued under the revolving credit facility. At December 31, 2007, there were no borrowings and $526 million of letters of credit were issued under the revolving credit facility.

*$1.2 Billion Amended and Restated Second Lien Term Loan Facility due 2014*

Our amended and restated second lien term loan facility is subject to the consent of the lenders making additional term loans, whereby, we may request that the facility be increased by up to $300 million. Our obligations under this facility are guaranteed by most of our wholly-owned U.S. and Canadian subsidiaries and are secured by second priority security interests in the same collateral securing the $1.5 billion first lien credit facility. The second lien term loan facility, which matures on April 30, 2014, contains covenants similar to those in the $1.5 billion first lien credit facility. However, if our Pro Forma Senior Secured Leverage Ratio (the ratio of Consolidated Net Secured Indebtedness to EBITDA) for any period of four consecutive fiscal quarters is greater than 3.0 to 1.0, before we may use cash proceeds from certain asset sales to repay any junior lien, senior unsecured or subordinated indebtedness, we must first offer to prepay borrowings under the second lien term loan facility. "Pro Forma Senior Secured Leverage Ratio," "Consolidated Net Secured Indebtedness" and "EBITDA" have the meanings given them in the facility.

Loans under this facility bear interest, at our option, at LIBOR plus 175 basis points or an alternative base rate plus 75 basis points. If our corporate ratings by Moody's and Standard & Poor's are Ba3 or better and BB- or better, respectively (in each case with at least a stable outlook), then loans under this facility will bear interest, at our option, at LIBOR plus 150 basis points or an alternative base rate plus 50 basis points.

As December 31, 2008 and 2007, this facility was fully drawn.

*€505 Million Amended and Restated Senior Secured European and German Revolving Credit Facilities due 2012*

Our amended and restated facilities consist of a €155 million German revolving credit facility, which is only available to certain of our German subsidiaries of Goodyear Dunlop Tires Europe B.V. ("GDTE") (collectively, "German borrowers") and a €350 million European revolving credit facility, which is available to the same German borrowers and to GDTE and certain of its other subsidiaries, with a €125 million sublimit for non-German borrowers and a €50 million letter of credit sublimit. Goodyear and its subsidiaries that guarantee our U.S. facilities provide unsecured guarantees to support the European revolving credit facilities and GDTE and certain of its subsidiaries in the United Kingdom, Luxembourg, France and Germany also provide guarantees. GDTE's obligations under the facilities and the obligations of its subsidiaries under the related guarantees are secured by first priority security interests in collateral that includes, subject to certain exceptions:

- the capital stock of the principal subsidiaries of GDTE; and
- substantially all the tangible and intangible assets of GDTE and GDTE's subsidiaries in the United Kingdom, Luxembourg, France and Germany, including certain accounts receivable, inventory, real property, equipment, contract rights and cash and cash accounts, but excluding certain accounts receivable and cash accounts in subsidiaries that are or may become parties to securitization programs.

The facilities, which mature on April 30, 2012, contain covenants similar to those in our first lien credit facility, with additional limitations applicable to GDTE and its subsidiaries. In addition, under the facilities we are not permitted to allow GDTE's ratio of Consolidated Net J.V. Indebtedness (which is determined net of cash and cash equivalents in excess of $100 million) to Consolidated European J.V. EBITDA to be greater than 3.0 to 1.0 at the end of any fiscal quarter. "Consolidated Net J.V. Indebtedness" and "Consolidated European J.V. EBITDA" have the meanings given them in the facilities. Under the revolving credit facilities, we pay an annual commitment fee of 62.5 basis points on the undrawn portion of the commitments and loans bear interest at LIBOR plus 200 basis points for loans denominated in U.S. dollars or pounds sterling and EURIBOR plus 200 basis points for loans denominated in euros.

The above facilities have customary representations and warranties including, as a condition to borrowing, that all such representations and warranties are true and correct, in all material respects, on the date of the borrowing, including representations as to no material adverse change in our financial condition since December 31, 2006.

As of December 31, 2008, there were no borrowings under the German revolving credit facility and there were $10 million (€7 million) of letters of credit issued and $182 million (€130 million) of borrowings (including

$84 million (€60 million) of borrowings by the non-German borrowers) under the European revolving credit facility. As of December 31, 2007, there were $12 million (€8 million) of letters of credit issued and no borrowings under the European revolving credit facility and no borrowings under the German revolving credit facility.

*International Accounts Receivable Securitization Facilities (On-Balance Sheet)*

GDTE and certain of its subsidiaries are party to a pan-European accounts receivable securitization facility. On July 23, 2008, certain of our European subsidiaries amended and restated the pan-European accounts receivable securitization facility. The amendments increased the funding capacity of the facility from €275 million to €450 million and extended the expiration date from 2009 to 2015. The facility is subject to customary annual renewal of back-up liquidity commitments.

The amended facility involves an ongoing daily sale of substantially all of the trade accounts receivable of certain GDTE subsidiaries to a bankruptcy-remote French company controlled by one of the liquidity banks in the facility. These subsidiaries retain servicing responsibilities. It is an event of default under the facility if the ratio of GDTE's consolidated net indebtedness to its consolidated EBITDA is greater than 3.00 to 1.00. This financial covenant will automatically be amended to conform to the European credit facilities upon any amendment of such covenant in the European credit facilities. The defined terms used for this financial covenant are substantially similar to those included in the European credit facilities.

As of December 31, 2008 and 2007, the amount available and fully utilized under this program totaled $483 million (€346 million) and $403 million (€275 million), respectively. The program did not qualify for sale accounting, and accordingly, these amounts are included in Long-term debt and capital leases.

In addition to the pan-European accounts receivable securitization facility discussed above, subsidiaries in Australia have accounts receivable programs totaling $61 million and $78 million at December 31, 2008 and 2007, respectively. These amounts are included in Notes payable and overdrafts.

*Other Foreign Credit Facilities*

During the third quarter of 2008, we executed financing agreements in China. The facilities will provide for availability of up to 3.66 billion renminbi (approximately $535 million at December 31, 2008) and can only be used to finance the relocation and expansion of our manufacturing facility in China. There were no amounts outstanding at December 31, 2008.

*Debt Maturities*

The annual aggregate maturities of our debt and capital leases for the five years subsequent to December 31, 2008 are presented below. Maturities of debt credit agreements have been reported on the basis that the commitments to lend under these agreements will be terminated effective at the end of their current terms.

| *(In millions)* | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| Domestic | $503 | $ 4 | $979 | $ 3 | $708 |
| International | 344 | 34 | 2 | 227 | 37 |
| | $847 | $38 | $981 | $230 | $745 |

***Derivative Financial Instruments***

We utilize derivative financial instrument contracts and nonderivative instruments to manage interest rate, foreign exchange and commodity price risks. We have established a control environment that includes policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Our policy prohibits holding or issuing derivative financial instruments for trading purposes.

### *Interest Rate Contracts*

We manage our fixed and floating rate debt mix, within defined limitations, using refinancings and unleveraged interest rate swaps. We will enter into fixed and floating interest rate swaps to hedge against the effects of adverse changes in interest rates on consolidated results of operations and future cash outflows for interest. Fixed rate swaps are used to reduce our risk of increased interest costs during periods of rising interest rates, and are normally designated as cash flow hedges. Floating rate swaps are used to convert the fixed rates of long term borrowings into short term variable rates, and are normally designated as fair value hedges. We use interest rate swap contracts to separate interest rate risk management from the debt funding decision. At December 31, 2008, 68% of our debt was at variable interest rates averaging 3.83% compared to 56% at an average rate of 7.46% at December 31, 2007. The decrease in the average variable interest rate was driven by decreases in the underlying market rates associated with our variable rate debt.

We may also enter into interest rate contracts that change the basis of our floating interest rate exposure. There was one interest rate contract outstanding at December 31, 2008. In October 2008, we entered into a basis swap with a counterparty under which we pay six-month LIBOR and receive one-month LIBOR plus a premium. This swap applies to $1.2 billion of notional principal and matures in October 2009. During 2008, the weighted average interest rates paid and received were 3.48% and 2.60%, respectively. Fair value gains and losses on this basis swap are recorded in Other (Income) and Expense. The fair value of this swap at December 31, 2008 was a liability of $10 million.

We had no interest rate swap contracts at December 31, 2007. During 2006, our weighted average interest rate swap contract notional principal amount was $183 million, LIBOR-based payments averaged 6.67% and fixed rate receipts averaged 6.63%.

### *Interest Rate Lock Contracts*

We will use, when appropriate, interest rate lock contracts to hedge the risk-free rate component of anticipated long term debt issuances. These contracts are designated as cash flow hedges of forecasted transactions. Gains and losses on these contracts are amortized to income over the life of the debt. No interest rate lock contracts were outstanding at December 31, 2008 and 2007.

### *Foreign Currency Contracts*

We will enter into foreign currency contracts in order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency-denominated cash flows. These contracts reduce exposure to currency movements affecting existing foreign currency-denominated assets, liabilities, firm commitments and forecasted transactions resulting primarily from trade receivables and payables, equipment acquisitions, intercompany loans, royalty agreements and forecasted purchases and sales. Contracts hedging short term trade receivables and payables normally have no hedging designation.

The following table presents foreign currency forward contract information at December 31:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *(In millions)* | Fair Value | Contract Amount | Fair Value | Contract Amount |
| **Buy currency:** | | | | |
| Euro | $ 9 | $ 8 | $ 19 | $ 19 |
| Australian dollar | 34 | 39 | 45 | 45 |
| Japanese yen | 96 | 97 | 76 | 76 |
| U.S. dollar | 576 | 586 | 394 | 399 |
| British pound | 104 | 104 | — | — |
| All other | 32 | 33 | 8 | 7 |
| | $851 | $867 | $542 | $546 |
| Contract maturity | 1/09 — 6/09 | | 1/08 — 12/08 | |

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *(In millions)* | Fair Value | Contract Amount | Fair Value | Contract Amount |
| **Sell currency:** | | | | |
| British pound | $ 2 | $ 2 | $ 80 | $ 82 |
| Swedish krona | 7 | 7 | 16 | 16 |
| U.S. dollar | 24 | 24 | 24 | 27 |
| Euro | 32 | 33 | 34 | 36 |
| Brazilian real | 155 | 148 | — | — |
| Canadian dollar | 21 | 20 | 5 | 4 |
| All other | 22 | 22 | 4 | 3 |
| | $263 | $256 | $163 | $168 |
| Contract maturity | 1/09 — 10/19 | | 1/08 — 10/19 | |

The following table presents foreign currency forward contract carrying amounts at December 31:

| | 2008 | 2007 |
|---|---|---|
| **Carrying amount — asset (liability):** | | |
| Current asset | $ 3 | $ 3 |
| Long term asset | 1 | 5 |
| Current liability | (27) | (7) |

We were not a party to any foreign currency option contracts at December 31, 2008 or 2007.

The counterparties to our interest rate and foreign exchange contracts were substantial and creditworthy multinational commercial banks or other financial institutions that are recognized market makers. We control our credit exposure by diversifying across multiple counterparties and by setting counterparty credit limits based on long term credit ratings and other indicators of counterparty credit risk such as credit default swap spreads. We also enter into master netting agreements with counterparties when possible. Based on our analysis, we consider the risk of counterparty nonperformance associated with these contracts to be remote. However, the inability of a counterparty to fulfill its obligations when due could have a material effect on our consolidated financial position, results of operations or liquidity in the period in which it occurs.

## Note 13. Stock Compensation Plans

Our 1997 Performance Incentive Plan, 2002 Performance Plan and 2005 Performance Plan (collectively the "Plans") permitted grants of performance share units, stock options, stock appreciation rights ("SARs"), and restricted stock to employees. The Plans expired on December 31, 2001, April 15, 2005 and April 26, 2008, respectively, except for grants then outstanding. Our 2008 Performance Plan, which was adopted on April 8, 2008 and is due to expire on April 8, 2018, permits the grant of performance share units, stock options, SARs, restricted stock, restricted stock units, other stock-based grants and awards and cash-based grants and awards to employees and directors of the Company. A maximum of 8,000,000 shares of our common stock may be issued for grants made under the 2008 Performance Plan. Any shares of common stock that are subject to awards of stock options or SARs will be counted as one share for each share granted for purposes of the aggregate share limit and any shares of common stock that are subject to any other awards will be counted as 1.61 shares for each share granted for purposes of the aggregate share limit.

On December 4, 2000, we adopted The Goodyear Tire & Rubber Company Stock Option Plan for Hourly Bargaining Unit Employees and the Hourly and Salaried Employee Stock Option Plan, which permitted the grant of options up to a maximum of 3,500,000 and 600,000 shares of our common stock, respectively. These plans expired on December 31, 2001 and December 31, 2002, respectively, except for options then outstanding. The options granted under these plans were fully vested prior to January 1, 2006.

Shares issued under our stock-based compensation plans are usually issued from shares of our common stock held in treasury.

*Stock Options*

Grants of stock options and SARs (collectively referred to as "options") under the Plans and the 2008 Performance Plan generally have a graded vesting period of four years whereby one-fourth of the awards vest on each of the first four anniversaries of the grant date, an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date or, with respect to the 2008 Performance Plan, the closing market price on that date) and a contractual term of ten years. The exercise of tandem SARs cancels an equivalent number of stock options and conversely, the exercise of stock options cancels an equivalent number of tandem SARs. Option grants are cancelled on termination of employment unless termination is due to retirement under certain circumstances, in which case, all outstanding options vest fully on retirement and remain outstanding until the end of their contractual term.

Under the Plans, the exercise of certain stock options through a share swap, whereby the employee exercising the stock options tenders shares of our common stock then owned by such employee towards the exercise price plus taxes, if any, due from such employee, results in an immediate grant of new options (hereinafter referred to as "reload" options) equal to the number of shares so tendered, plus any shares tendered to satisfy the employee's income tax obligations on the transaction. Each such grant of reload options vests on the first anniversary of its respective grant date, has an exercise price equal to the fair market value of one share of our common stock on the date of grant (calculated as the average of the high and low price on that date) and a contractual term equal to the remaining contractual term of the original option. The subsequent exercise of such reload options through a share swap does not result in the grant of any additional reload options. The 2008 Performance Plan does not permit the grant of reload options.

The following table summarizes the activity related to options during 2008:

| | Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (In Millions) |
|---|---|---|---|---|
| Outstanding at January 1 | 16,122,596 | $24.25 | | |
| Options granted | 1,706,821 | 25.69 | | |
| Options exercised | (736,822) | 12.42 | | $10 |
| Options expired | (1,866,312) | 57.53 | | |
| Options cancelled | (387,353) | 23.01 | | |
| Outstanding at December 31 | 14,838,930 | 20.85 | 4.6 | — |
| Vested and expected to vest at December 31 | 14,502,244 | 20.77 | 4.6 | — |
| Exercisable at December 31 | 11,778,150 | 19.93 | 3.6 | — |
| Available for grant at December 31 | 9,880,276 | | | |

The aggregate intrinsic value of options exercised in 2007 was $101 million.

Significant option groups outstanding at December 31, 2008 and related weighted average exercise price and remaining contractual term information follows:

| Grant Date | Options Outstanding | Options Exercisable | Exercise Price | Remaining Contractual Term (Years) |
|---|---|---|---|---|
| 2/21/08 | 1,300,148 | 16,581 | $26.74 | 9.2 |
| 2/22/07 | 1,404,718 | 419,710 | 24.71 | 8.2 |
| 12/06/05 | 995,830 | 702,926 | 17.15 | 6.9 |
| 12/09/04 | 1,895,821 | 1,895,821 | 12.54 | 5.9 |
| 12/02/03 | 1,159,581 | 1,159,581 | 6.81 | 4.9 |
| 12/03/02 | 564,533 | 564,533 | 7.94 | 3.9 |
| 12/03/01 | 1,255,595 | 1,255,595 | 22.05 | 2.9 |
| 12/04/00 | 1,607,010 | 1,607,010 | 17.68 | 1.9 |
| 12/06/99 | 2,635,817 | 2,635,817 | 32.00 | 0.9 |
| All other | 2,019,877 | 1,520,576 | (1) | (1) |
| | 14,838,930 | 11,778,150 | | |

(1) Options in the "All other" category had exercise prices ranging from $5.52 to $54.25. The weighted average exercise price for options outstanding and exercisable in that category was $22.89 and $23.17, respectively, while the remaining weighted average contractual term was 5.1 years and 4.0 years, respectively.

Weighted average grant date fair values of stock options and the assumptions used in estimating those fair values are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Weighted average grant date fair value | $12.57 | $10.62 | $6.52 |
| Black-Scholes model assumptions(1): | | | |
| Expected term (years) | 6.03 | 5.10 | 6.25 |
| Interest rate | 3.21% | 4.61% | 4.35% |
| Volatility | 47.0 | 39.2 | 44.7 |
| Dividend yield | — | — | — |

(1) We review the assumptions used in our Black-Scholes model in conjunction with estimating the grant date fair value of the annual grants of stock-based awards by our Board of Directors.

*Performance Share Units*

Performance share units granted under the 2005 and 2008 Performance Plans are earned over a three-year period beginning January 1 of the year of grant. Total units earned may vary between 0% and 200% of the units granted based on the cumulative attainment of pre-determined performance targets over the related three-year period. The performance targets are established by the Board of Directors. Half of the units earned will be settled through the payment of cash and are liability classified and the balance will be settled through the issuance of an equivalent number of shares of our common stock and are equity classified. Eligible employees may elect to defer receiving the payout of all or a portion of their units earned until termination of employment. Under the 2005 Performance Plan, each deferred unit equates to one share of our common stock and is payable, at the election of the employee, in cash, shares of our common stock or any combination thereof at the expiration of the deferral period. Under the 2008 Performance Plan, each deferred unit equates to one share of our common stock and is payable, 50% in cash and 50% in shares of our common stock at the expiration of the deferral period.

The following table summarizes the activity related to performance share units during 2008:

| | Number of Shares |
|---|---|
| Unvested at January 1 | 1,952,712 |
| Granted | 1,052,557 |
| Vested | (821,470) |
| Forfeited | (246,212) |
| Unvested at December 31 | 1,937,587 |

*Other Information*

Stock-based compensation expense, cash payments made to settle SARs and performance share units, and cash received from the exercise of stock options follows:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Stock-based compensation (income) expense recognized | $(15) | $ 59 | $29 |
| Tax impact on stock-based compensation (income) expense | 4 | (2) | (3) |
| After-tax stock-based compensation (income) expense | $(11) | $ 57 | $26 |
| Cash payments to settle SARs and performance share units | $ 1 | $ 5 | $ 3 |
| Cash received from stock option exercises | 5 | 103 | 12 |

As of December 31, 2008, unearned compensation cost related to the unvested portion of all stock-based awards was approximately $25 million and is expected to be recognized over the remaining vesting period of the respective grants, through December 31, 2012.

## Note 14. Pension, Other Postretirement Benefit and Savings Plans

We adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158") effective December 31, 2006. The impact of the adoption of SFAS No. 158 has been reflected within our consolidated financial statements as of December 31, 2006.

We provide employees with defined benefit pension or defined contribution plans. Our principal domestic hourly pension plan provides benefits based on length of service. The principal domestic pension plans covering salaried employees provide benefits based on final five-year average earnings formulas. Salaried employees who made voluntary contributions to these plans receive higher benefits. Effective January 1, 2005, the domestic pension plans covering salaried employees were closed to newly hired salaried employees in the United States, and those employees are eligible for Company-funded contributions into our defined contribution savings plan. Effective December 31, 2008, we froze our U.S. salaried pension plans and, effective January 1, 2009, implemented improvements to our defined contribution savings plan, as discussed below.

In addition, we provide substantially all domestic employees and employees at certain non-U.S. subsidiaries with health care benefits or life insurance benefits upon retirement. Insurance companies provide life insurance and certain health care benefits through premiums based on expected benefits to be paid during the year. Substantial portions of the health care benefits for domestic retirees are not insured and are funded from operations.

Effective August 22, 2008, health care benefits for current and future domestic retirees who were represented by the United Steelworkers ("USW") became the responsibility of an independent Voluntary Employees' Beneficiary Association ("VEBA"). We made a one-time cash contribution of $980 million to the VEBA on August 27, 2008 and a one-time cash contribution of $27 million to a VEBA for USW retirees of our former Engineered Products business ("EPD VEBA") on December 4, 2008. As a result of these actions, we remeasured the benefit obligation of the affected plans. The discount rate used to measure the benefit obligations of our U.S. other postretirement health care plans for USW retirees was 6.75% at August 27, 2008, compared to 6.00% at December 31, 2007. The $980 million cash contribution to the VEBA was considered plan assets from August 27, 2008 until the appeals period expired in September 2008.

Responsibility for providing retiree healthcare for current and future domestic USW retirees has been transferred permanently to the VEBA and the EPD VEBA and we recorded a $9 million charge for settlement of the related obligations in 2008, which included $8 million of transactional costs incurred related to the VEBA settlement. The funding of the VEBA and subsequent settlement accounting reduced the OPEB liability by $1,107 million, of which $108 million was previously recognized in accumulated other comprehensive loss.

On February 28, 2007, we announced that we will freeze our U.S. salaried pension plans effective December 31, 2008 and will implement improvements to our defined contribution savings plan effective January 1, 2009. As a result of these actions, we recognized a curtailment charge of $64 million during the first quarter of 2007. On February 28, 2007, we also announced changes to our U.S. salaried other postretirement benefit plans effective January 1, 2008, including increasing the amounts that salaried retirees contribute toward the cost of their medical benefits, redesigning retiree medical benefit plans to minimize the cost impact on premiums, and discontinuing company-paid life insurance for retirees. As a result of these actions, we were required to remeasure the benefit obligations of the affected plans. The discount rate used to measure the benefit obligations of our U.S. salaried pension plan at February 28, 2007 and December 31, 2006 was 5.75%. The discount rate used to measure the benefit obligation of our U.S. salaried other postretirement benefit plans at February 28, 2007 was 5.50% compared to 5.75% at December 31, 2006.

During the fourth quarter of 2007, we recognized a settlement charge of $14 million for our U.S. salaried pension plan. This settlement charge resulted from total 2007 lump sum payments from the salaried pension plan exceeding 2007 service and interest cost for the plan. These payments primarily related to employees who terminated service as a result of the sale of our Engineered Products business. As such, $11 million of the charge was included in Discontinued Operations.

Effective March 1, 2006, all active participants in the Brazil pension plan were converted to a defined contribution savings plan, resulting in the recognition of a curtailment gain. The announcement of the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities resulted in the recognition of curtailment and termination charges for both pensions and other postretirement benefit plans during 2006. Other pension plans provide benefits similar to the principal domestic plans as well as termination indemnity plans at certain non-U.S. subsidiaries.

We use a December 31 measurement date for all plans.

Total benefits cost and amounts recognized in other comprehensive loss (income) follows:

| | Pension Plans | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | U.S. | | | Non-U.S. | | | Other Benefits | | |
| *(In millions)* | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| **Benefits cost:** | | | | | | | | | |
| Service cost | $ 60 | $ 84 | $ 91 | $ 32 | $ 41 | $ 49 | $ 11 | $ 14 | $ 21 |
| Interest cost | 312 | 306 | 295 | 162 | 152 | 133 | 84 | 109 | 133 |
| Expected return on plan assets | (371) | (351) | (295) | (139) | (130) | (112) | (5) | — | — |
| Amortization of prior service cost (credit) | 36 | 40 | 59 | 2 | 2 | 4 | (19) | (5) | 42 |
| - net losses | 38 | 56 | 91 | 49 | 76 | 73 | 7 | 8 | 9 |
| **Net periodic cost** | 75 | 135 | 241 | 106 | 141 | 147 | 78 | 126 | 205 |
| Curtailments/settlements | 4 | 67 | 20 | 3 | 1 | (9) | 9 | — | 31 |
| Termination benefits | 1 | — | 10 | — | — | 26 | — | — | 30 |
| **Total benefits cost** | $ 80 | $ 202 | $ 271 | $ 109 | $ 142 | $ 164 | $ 87 | $ 126 | $266 |
| **Recognized in other comprehensive loss (income) before tax and minority:** | | | | | | | | | |
| Prior service cost (credit) from plan amendments | $ — | $ 10 | | $ — | $ — | | $ — | $(501) | |
| Increase (decrease) in net actuarial losses | 1,656 | (215) | | (145) | (140) | | (80) | (139) | |
| Amortization of prior service (cost) credit in net periodic cost | (36) | (40) | | (2) | (3) | | 19 | 5 | |
| Amortization of net losses in net periodic cost | (38) | (56) | | (53) | (74) | | (7) | (8) | |
| Immediate recognition of prior service cost and unrecognized gains and losses due to curtailments, settlements and divestitures | (4) | (145) | | (2) | (36) | | (50) | 32 | |
| **Total recognized in other comprehensive loss (income) before tax and minority** | 1,578 | (446) | | (202) | (253) | | (118) | (611) | |
| **Total recognized in total benefits cost and other comprehensive loss (income) before tax and minority** | $1,658 | $(244) | | $ (93) | $(111) | | $ (31) | $(485) | |

Other Benefits total benefits cost was $70 million, $106 million and $232 million for our U.S. plans in 2008, 2007 and 2006, respectively, and $17 million, $20 million and $34 million for our Non-U.S. plans in 2008, 2007 and 2006, respectively.

We use the fair value of our pension assets in the calculation of pension expense for substantially all of our pension plans.

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from AOCL into benefits cost in 2009 are $33 million and $157 million, respectively, for our U.S. plans and $2 million and $28 million, respectively for our non-U.S. plans.

The estimated prior service credit and net actuarial loss for the postretirement benefit plans that will be amortized from AOCL into benefits cost in 2009 are a benefit of $38 million and expense of $7 million, respectively.

The change in benefit obligation and plan assets for 2008 and 2007 and the amounts recognized in our Consolidated Balance Sheets at December 31, 2008 and 2007 are as follows:

| | Pension Plans | | | | | |
|---|---|---|---|---|---|---|
| | U.S. | | Non-U.S. | | Other Benefits | |
| *(In millions)* | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| **Change in benefit obligation:** | | | | | | |
| Beginning balance | $(5,105) | $(5,417) | $(2,923) | $(2,927) | $(1,762) | $(2,456) |
| Service cost — benefits earned | (60) | (87) | (32) | (41) | (11) | (15) |
| Interest cost | (312) | (306) | (162) | (152) | (84) | (110) |
| Plan amendments | — | (10) | — | — | — | 501 |
| Actuarial gain | 80 | 207 | 234 | 235 | 22 | 125 |
| Participant contributions | (8) | (9) | (5) | (5) | (47) | (41) |
| Curtailments/settlements | 11 | 190 | 12 | 27 | 1,107 | — |
| Termination benefits | (1) | (3) | — | — | — | — |
| Divestitures | — | — | — | 4 | — | — |
| Foreign currency translation | — | — | 563 | (214) | 45 | (32) |
| Benefit payments | 379 | 330 | 151 | 150 | 216 | 266 |
| **Ending balance** | $(5,016) | $(5,105) | $(2,162) | $(2,923) | $ (514) | $(1,762) |
| **Change in plan assets:** | | | | | | |
| Beginning balance | $ 4,456 | $ 4,050 | $ 2,110 | $ 1,850 | $ 4 | $ 4 |
| Actual return on plan assets | (1,366) | 332 | (138) | 96 | 6 | — |
| Company contributions to plan assets | 159 | 519 | 149 | 158 | 1,009 | 2 |
| Cash funding of direct participant payments | 20 | 12 | 36 | 30 | 167 | 223 |
| Participant contributions | 8 | 9 | 5 | 5 | 47 | 41 |
| Curtailments/settlements | (11) | (136) | (12) | (24) | (1,012) | — |
| Foreign currency translation | — | — | (456) | 145 | (1) | — |
| Benefit payments | (379) | (330) | (151) | (150) | (216) | (266) |
| **Ending balance** | $ 2,887 | $ 4,456 | $ 1,543 | $ 2,110 | $ 4 | $ 4 |
| **Funded status at end of year** | $(2,129) | $ (649) | $ (619) | $ (813) | $ (510) | $(1,758) |

Other Benefits funded status was $(352) million and $(1,530) million for our U.S. plans at December 31, 2008 and 2007, respectively, and $(158) million and $(228) million for our Non-U.S. plans at December 31, 2008 and 2007, respectively.

Amounts recognized in the Consolidated Balance Sheets consist of:

| | Pension Plans | | | | Other Benefits | |
|---|---|---|---|---|---|---|
| | U.S. | | Non-U.S. | | | |
| *(In millions)* | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Noncurrent assets | $ — | $ 1 | $ 35 | $ 61 | $ — | $ — |
| Current liabilities | (17) | (23) | (21) | (22) | (61) | (193) |
| Noncurrent liabilities | (2,112) | (627) | (633) | (852) | (449) | (1,565) |
| **Net amount recognized** | $(2,129) | $(649) | $(619) | $(813) | $(510) | $(1,758) |

Amounts recognized in accumulated other comprehensive loss, net of tax and minority, consist of:

| | Pension Plans | | | | Other Benefits | |
|---|---|---|---|---|---|---|
| | U.S. | | Non-U.S. | | | |
| *(In millions)* | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Prior service cost (credit) | $ 200 | $ 236 | $ 8 | $ 12 | $(318) | $(183) |
| Net actuarial loss | 2,550 | 936 | 624 | 822 | 109 | 92 |
| **Gross amount recognized** | 2,750 | 1,172 | 632 | 834 | (209) | (91) |
| Deferred income taxes | (210) | (210) | (68) | (91) | 1 | 2 |
| Minority shareholders' equity | (51) | (19) | (101) | (149) | 5 | 15 |
| **Net amount recognized** | $2,489 | $ 943 | $ 463 | $ 594 | $(203) | $ (74) |

The following table presents significant weighted average assumptions used to determine benefit obligations at December 31:

| | Pension Plans | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Discount rate: | | | | |
| — U.S. | 6.50% | 6.25% | 6.50% | 6.00% |
| — Non-U.S. | 6.31 | 5.84 | 7.71 | 6.55 |
| Rate of compensation increase: | | | | |
| — U.S. | — | 4.04 | — | — |
| — Non-U.S. | 3.71 | 3.81 | 4.20 | 4.26 |

The following table presents significant weighted average assumptions used to determine benefits cost for the years ended December 31:

| | Pension Plans | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Discount rate: | | | | | | |
| — U.S. | 6.25% | 5.75% | 5.50% | 6.08% | 5.75% | 5.50% |
| — Non-U.S. | 5.84 | 5.01 | 4.95 | 6.55 | 5.76 | 6.18 |
| Expected long term return on plan assets: | | | | | | |
| — U.S. | 8.50 | 8.50 | 8.50 | 6.75 | — | — |
| — Non-U.S. | 7.03 | 6.69 | 6.92 | 12.00 | 12.50 | 10.25 |
| Rate of compensation increase: | | | | | | |
| — U.S. | 4.04 | 4.04 | 4.04 | — | 4.00 | 4.08 |
| — Non-U.S. | 3.81 | 3.63 | 3.64 | 4.26 | 4.32 | 4.28 |

For 2008, an assumed discount rate of 6.25% was used for the U.S. pension plans. This rate was developed from a portfolio of bonds from issuers rated AA- or higher by Standard & Poor's as of December 31, 2007, with cash flows similar to the timing of our expected benefit payment cash flows. For our non-U.S. locations, a weighted average discount rate of 5.84% was used. This rate was developed based on the nature of the liabilities and local environments, using available bond indices, yield curves, and long term inflation.

For 2008, an expected long term rate of return of 8.50% was used for the U.S. pension plans. In developing this rate, we evaluated the compound annualized returns of our U.S. pension fund over a period of 15 years or more through December 31, 2007. In addition, we evaluated input from our pension fund consultant on asset class return expectations and long term inflation. For our non-U.S. locations, a weighted average assumed long term rate of return of 7.03% was used. Input from local pension fund consultants concerning asset class return expectations and long-term inflation form the basis of this assumption.

The following table presents estimated future benefit payments from the plans as of December 31, 2008. Benefit payments for other postretirement benefits are presented net of retiree contributions:

| | Pension Plans | | Other Benefits | |
|---|---|---|---|---|
| *(In millions)* | U.S. | Non-U.S. | Without Medicare Part D Subsidy | Medicare Part D Subsidy Receipts |
| 2009 | $ 383 | $125 | $ 67 | $ (5) |
| 2010 | 382 | 125 | 62 | (5) |
| 2011 | 407 | 140 | 58 | (4) |
| 2012 | 395 | 133 | 54 | (4) |
| 2013 | 395 | 139 | 51 | (4) |
| 2014-2018 | 2,036 | 756 | 219 | (17) |

The following table presents selected information on our pension plans:

| | U.S. | | Non-U.S. | |
|---|---|---|---|---|
| *(In millions)* | 2008 | 2007 | 2008 | 2007 |
| All plans: | | | | |
| Accumulated benefit obligation | $5,012 | $5,092 | $2,038 | $2,766 |
| Plans not fully-funded: | | | | |
| Projected benefit obligation | $5,016 | $4,993 | $1,815 | $2,413 |
| Accumulated benefit obligation | 5,012 | 4,981 | 1,716 | 2,290 |
| Fair value of plan assets | 2,887 | 4,343 | 1,164 | 1,544 |

Certain non-U.S. subsidiaries maintain unfunded pension plans consistent with local practices and requirements. At December 31, 2008, these plans accounted for $237 million of our accumulated pension benefit obligation, $254 million of our projected pension benefit obligation, and $24 million of our AOCL adjustment. At December 31, 2007, these plans accounted for $268 million of our accumulated pension benefit obligation, $288 million of our projected pension benefit obligation, and $37 million of our AOCL adjustment.

Our pension plan weighted average asset allocation at December 31, by asset category, follows:

| | U.S. | | Non-U.S. | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Equity securities | 64% | 68% | 31% | 41% |
| Debt securities | 35 | 32 | 63 | 52 |
| Real estate | — | — | 1 | 1 |
| Cash and short term securities | 1 | — | 5 | 6 |
| Total | 100% | 100% | 100% | 100% |

At December 31, 2008 and 2007, the Plans did not directly hold any of our Common Stock.

Our pension investment policy recognizes the long term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with levels of liquidity and investment risk that are prudent and reasonable. All assets are managed externally according to guidelines we have established individually with investment managers. The manager guidelines prohibit the use of any type of investment derivative without our prior approval. Portfolio risk is controlled by having managers comply with guidelines, establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. We periodically undertake asset and liability modeling studies to determine the appropriateness of the investments. The portfolio includes holdings of domestic, non-U.S., and private equities, global high quality and high yield fixed income securities, and short term interest bearing deposits. The target asset allocation of the U.S. pension fund is 70% equities and 30% fixed income. Actual U.S. pension fund asset allocations are reviewed on a monthly basis and the pension fund is rebalanced to target ranges on an as needed basis.

We expect to contribute approximately $350 million to $400 million to our funded U.S. and non-U.S. pension plans in 2009.

Assumed health care cost trend rates at December 31 follow:

| | 2008 | 2007 |
|---|---|---|
| Health care cost trend rate assumed for the next year | 9.70% | 10.50% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.0 | 5.0 |
| Year that the rate reaches the ultimate trend rate | 2014 | 2014 |

A 1% change in the assumed health care cost trend would have increased (decreased) the accumulated postretirement benefit obligation at December 31, 2008 and the aggregate service and interest cost for the year then ended as follows:

| *(In millions)* | 1% Increase | 1% Decrease |
|---|---|---|
| Accumulated postretirement benefit obligation | $22 | $(18) |
| Aggregate service and interest cost | 2 | (2) |

### *Savings Plans*

Substantially all employees in the U.S. and employees of certain non-U.S. locations are eligible to participate in a defined contribution savings plan. Expenses recognized for contributions to these plans were $37 million, $32 million and $26 million for 2008, 2007 and 2006, respectively.

## Note 15. Income Taxes

The components of Income (Loss) from Continuing Operations before Income Taxes and Minority Interest follow:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. | $(409) | $(342) | $(797) |
| Foreign | 595 | 806 | 595 |
| | $ 186 | $ 464 | $(202) |

A reconciliation of income taxes at the U.S. statutory rate to income taxes provided on Income (Loss) from Continuing Operations follows:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| U.S. Federal income tax (benefit) expense at the statutory rate of 35% | $ 65 | $162 | $ (71) |
| Adjustment for foreign income taxed at different rates | (28) | (25) | (7) |
| U.S. loss with no tax benefit | 146 | 122 | 235 |
| Foreign operating (income) losses with no tax due to valuation allowances | 24 | (8) | 67 |
| Establishment (Release) of valuation allowances | 1 | (8) | 46 |
| Establishment (Resolution) of uncertain tax positions | 2 | 5 | (204) |
| Deferred tax impact of enacted tax rate and law changes | (2) | 3 | (8) |
| Other | 1 | 4 | 2 |
| **United States and Foreign Taxes** | $209 | $255 | $ 60 |

The components of the provision (benefit) for taxes on income from continuing operations, by taxing jurisdiction, follow:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (7) | $ — | $ (45) |
| Foreign | 212 | 258 | 148 |
| State | 2 | 2 | (2) |
| | 207 | 260 | 101 |
| Deferred: | | | |
| Federal | 2 | 3 | — |
| Foreign | — | (1) | (36) |
| State | — | (7) | (5) |
| | 2 | (5) | (41) |
| **United States and Foreign Taxes** | $209 | $255 | $ 60 |

For 2008 total discrete tax items in income tax expense were insignificant.

Income tax expense in 2007 includes a net tax benefit totaling $6 million, which consists of a tax benefit of $11 million ($0.04 per share) related to prior periods offset by a $5 million charge primarily related to recently enacted tax law changes. The 2007 out-of-period adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia as a permanent tax benefit rather than as a temporary tax benefit dating back as far as 1992, with no individual year being significantly affected.

Income tax expense in 2006 included net favorable tax adjustments totaling $163 million. The adjustments for 2006 related primarily to the resolution of an uncertain tax position regarding a reorganization of certain legal entities in 2001, which was partially offset by a charge of $47 million to establish a foreign valuation allowance, attributable to a rationalization plan.

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31 follow:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Postretirement benefits and pensions | $ 1,002 | $ 973 |
| Tax credit and loss carryforwards | 615 | 499 |
| Capitalized expenditures | 650 | 361 |
| Accrued expenses deductible as paid | 417 | 425 |
| Alternative minimum tax credit carryforwards[(1)] | 111 | 76 |
| Vacation and sick pay | 41 | 44 |
| Rationalizations and other provisions | 23 | 19 |
| Other | 134 | 123 |
| | 2,993 | 2,520 |
| Valuation allowance | (2,701) | (2,231) |
| **Total deferred tax assets** | 292 | 289 |
| Tax on undistributed subsidiary earnings | (14) | (15) |
| Total deferred tax liabilities: | | |
| — property basis differences | (328) | (316) |
| **Total net deferred tax liabilities** | $ (50) | $ (42) |

(1) Unlimited carryforward period.

At December 31, 2008, we had $292 million of tax assets for net operating loss, capital loss and tax credit carryforwards related to certain international subsidiaries that are primarily from countries with unlimited carryforward periods. A valuation allowance totaling $339 million has been recorded against these and other deferred tax assets where recovery of the asset or carryforward is uncertain. In addition, we had $289 million of Federal and $71 million of state tax assets for net operating loss and tax credit carryforwards. The state carryforwards are subject to expiration from 2009 to 2031. The Federal carryforwards consist of $278 million of foreign tax credits which are subject to expiration in 2016 and 2018, and $11 million of tax assets related to research and development credits that are subject to expiration from 2021 to 2028. The amount of tax credit and loss carryforwards reflected in the table above have been reduced by $35 million related to unrealized stock option deductions. A full valuation allowance has also been recorded against these deferred tax assets as recovery is uncertain.

The adoption of FIN 48 resulted in a one-time increase to the opening balance of retained earnings and a decrease in goodwill as of January 1, 2007 of $32 million and $5 million, respectively, for tax benefits not previously recognized under historical practice. At December 31, 2008, we had unrecognized tax benefits of $143 million (see table below) that if recognized, would have a favorable impact on our tax expense of $135 million. We report interest and penalties as income taxes and have accrued interest of $11 million as of December 31, 2008. If not favorably settled, $46 million of the unrecognized tax benefits and $11 million of accrued interest would require the use of our cash.

| Reconciliation of Unrecognized Tax Benefits (In millions) | 2008 | 2007 |
|---|---|---|
| **Balance at January 1** | $174 | $161 |
| Increases related to prior year tax positions | 12 | 36 |
| Decreases related to prior year tax positions | (7) | (18) |
| Increases related to current year tax positions | 4 | 6 |
| Settlements | (15) | (24) |
| Lapse of statute of limitations | (2) | (2) |
| Foreign currency impact | (23) | 15 |
| **Balance at December 31** | $143 | $174 |

Generally, years beginning after 2003 are still open to examination by foreign taxing authorities, including several major taxing jurisdictions. In Germany, we are open to examination from 2003 onward. In the United States, we are open to examination from 2004 forward. We are also involved in a United States/Canada Competent Authority resolution process that deals with transactions between our operations in these countries from 1997 through 2003.

It is reasonably possible that the Company's Competent Authority resolution process between the United States and Canada will be concluded within the next 12 months, which may result in the settlement of our unrecognized tax benefits for a refund claim related to this matter of $45 million. It is expected that the amount of unrecognized tax benefits will also change for other reasons in the next 12 months; however, we do not expect that change to have a significant impact on our financial position or results of operations.

We have undistributed earnings of international subsidiaries of approximately $2.7 billion including a significant portion of which has already been subject to Federal income taxation. No provision for Federal income tax or foreign withholding tax on any of these undistributed earnings is required because either such earnings were already subject to Federal income taxation or the amount has been or will be reinvested in property, plant and equipment and working capital. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

Net cash payments for income taxes were $278 million, $274 million and $310 million in 2008, 2007 and 2006, respectively.

## Note 16. Interest Expense

Interest expense includes interest and amortization of debt discounts, less amounts capitalized as follows:

| (In millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest expense before capitalization | $343 | $460 | $454 |
| Capitalized interest | (23) | (10) | (7) |
| | $320 | $450 | $447 |

Cash payments for interest were $387 million, $495 million and $444 million in 2008, 2007 and 2006, respectively.

### Note 17. Business Segments

Segment information reflects our strategic business units (SBUs), which are organized to meet customer requirements and global competition.

In the first quarter of 2008, we formed a new strategic business unit, Europe, Middle East and Africa Tire by combining our former European Union Tire and Eastern Europe, Middle East and Africa Tire business units. Prior year amounts have been restated to conform to this change. As a result, we now operate our business through four operating segments representing our regional tire businesses: North American Tire; Europe, Middle East and Africa Tire; Latin American Tire; and Asia Pacific Tire. Segment information is reported on the basis used for reporting to our Chairman of the Board, Chief Executive Officer and President.

Each of the four regional business segments is involved in the development, manufacture, distribution and sale of tires. Certain of the business segments also provide related products and services, which include retreads, automotive repair services and merchandise purchased for resale.

North American Tire provides OE and replacement tires for autos, motorcycles, trucks, and aviation, construction and mining applications in the United States, Canada and export markets. North American Tire also provides related products and services including tread rubber, tubes, retreaded tires, automotive repair services and merchandise purchased for resale, as well as sells chemical products to unaffiliated customers.

Europe, Middle East and Africa Tire provides OE and replacement tires for autos, motorcycles, trucks, and farm, construction and mining applications and export markets. EMEA also provides related products and services including tread rubber, retread truck and aviation tires, automotive repair services and merchandise purchased for resale.

Latin American Tire provides OE and replacement tires for autos, trucks, and farm, aviation and construction applications in Central and South America, Mexico and export markets. Latin American Tire also provides related products and services including tread rubber, retreaded tires and merchandise purchased for resale.

Asia Pacific Tire provides OE and replacement tires for autos, trucks, and farm, aviation, construction and mining applications in Asia, the Pacific and export markets. Asia Pacific Tire also provides related products and services including tread rubber, retread aviation tires, automotive repair services and merchandise purchased for resale.

The following table presents segment sales and operating income, and the reconciliation of segment operating income to Income (Loss) from Continuing Operations before Income Taxes and Minority Interest:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Sales** | | | |
| North American Tire | $ 8,255 | $ 8,862 | $ 9,089 |
| Europe, Middle East and Africa Tire | 7,316 | 7,217 | 6,552 |
| Latin American Tire | 2,088 | 1,872 | 1,607 |
| Asia Pacific Tire | 1,829 | 1,693 | 1,503 |
| **Net Sales** | $19,488 | $19,644 | $18,751 |
| **Segment Operating Income (Loss)** | | | |
| North American Tire | $ (156) | $ 139 | $ (233) |
| Europe, Middle East and Africa Tire | 425 | 582 | 513 |
| Latin American Tire | 367 | 359 | 326 |
| Asia Pacific Tire | 168 | 150 | 104 |
| **Total Segment Operating Income** | 804 | 1,230 | 710 |
| Rationalizations | (184) | (49) | (311) |
| Interest expense | (320) | (450) | (447) |
| Other income and (expense) | (59) | (8) | 77 |
| Accelerated depreciation | (28) | (37) | (88) |
| Corporate incentive compensation plans | 4 | (77) | (66) |
| Intercompany profit elimination | 23 | (11) | (9) |
| Curtailments/Settlements | (9) | (64) | — |
| Retained expenses of discontinued operations | — | (17) | (48) |
| Other | (45) | (53) | (20) |
| **Income (Loss) from Continuing Operations before Income Taxes and Minority Interest** | $ 186 | $ 464 | $ (202) |

The following table presents segment assets at December 31:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| North American Tire | $ 5,514 | $ 5,307 |
| Europe, Middle East and Africa Tire | 5,707 | 6,020 |
| Latin American Tire | 1,278 | 1,265 |
| Asia Pacific Tire | 1,408 | 1,394 |
| **Total Segment Assets** | 13,907 | 13,986 |
| Corporate | 1,319 | 3,205 |
| | $15,226 | $17,191 |

Results of operations are measured based on net sales to unaffiliated customers and segment operating income. Segment operating income includes transfers to other SBUs. Segment operating income is computed as follows: Net sales less CGS (excluding accelerated depreciation charges and asset impairment charges) and SAG expenses (including certain allocated corporate administrative expenses). Segment operating income also includes certain royalties and equity in earnings of most affiliates. Segment operating income does not include rationalization charges (credits), asset sales and certain other items. Segment assets include those assets under the management of the SBU.

The following table presents geographic information. Net sales by country were determined based on the location of the selling subsidiary. Long-lived assets consisted of property, plant and equipment. Besides Germany, management did not consider the net sales or long-lived assets of any other individual countries outside the United States to be significant to the consolidated financial statements.

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net Sales** | | | |
| United States | $ 6,662 | $ 7,407 | $ 7,691 |
| Germany | 2,343 | 2,359 | 2,170 |
| Other international | 10,483 | 9,878 | 8,890 |
| | $19,488 | $19,644 | $18,751 |
| **Long-Lived Assets** | | | |
| United States | $ 2,392 | $ 2,194 | |
| Germany | 726 | 668 | |
| Other international | 2,516 | 2,736 | |
| | $ 5,634 | $ 5,598 | |

At December 31, 2008, significant concentrations of cash and cash equivalents held by our international subsidiaries included the following amounts:

- $427 million or 23% in EMEA, primarily Western Europe, ($539 million or 16% at December 31, 2007),
- $311 million or 16% in Asia, primarily Singapore, Australia and China, ($216 million or 6% at December 31, 2007), and
- $298 million or 16% in Latin America, primarily Venezuela, ($156 million or 5% at December 31, 2007).

Rationalizations, as described in Note 2, Costs Associated with Rationalization Programs, and net (gains) losses on asset sales, as described in Note 3, Other (Income) and Expense, were not charged (credited) to the SBUs for performance evaluation purposes but were attributable to the SBUs as follows:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Rationalizations** | | | |
| North American Tire | $ 54 | $11 | $187 |
| Europe, Middle East and Africa Tire | 41 | 33 | 94 |
| Latin American Tire | 4 | 2 | 2 |
| Asia Pacific Tire | 83 | 1 | 28 |
| **Total Segment Rationalizations** | 182 | 47 | 311 |
| Corporate | 2 | 2 | — |
| | $184 | $49 | $311 |

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net (Gains) Losses on Asset Sales** | | | |
| North American Tire | $(18) | $ 17 | $(11) |
| Europe, Middle East and Africa Tire | (20) | (20) | (28) |
| Latin American Tire | (5) | (1) | (1) |
| Asia Pacific Tire | (10) | (8) | (2) |
| **Total Segment Net (Gains) Losses on Asset Sales** | (53) | (12) | (42) |
| Corporate | — | (3) | 2 |
| | $(53) | $(15) | $(40) |

The following table presents segment capital expenditures, depreciation and amortization:

| *(In millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Capital Expenditures** | | | |
| North American Tire | $ 449 | $281 | $248 |
| Europe, Middle East and Africa Tire | 315 | 241 | 199 |
| Latin American Tire | 150 | 115 | 76 |
| Asia Pacific Tire | 106 | 74 | 70 |
| **Total Segment Capital Expenditures** | 1,020 | 711 | 593 |
| Corporate | 29 | 28 | 44 |
| | $1,049 | $739 | $637 |

| *(In millions)* | | | |
|---|---|---|---|
| **Depreciation and Amortization** | | | |
| North American Tire | $280 | $273 | $277 |
| Europe, Middle East and Africa Tire | 213 | 184 | 166 |
| Latin American Tire | 49 | 42 | 34 |
| Asia Pacific Tire | 63 | 55 | 52 |
| **Total Segment Depreciation and Amortization** | 605 | 554 | 529 |
| Corporate | 55 | 60 | 108 |
| | $660 | $614 | $637 |

## Note 18. Discontinued Operations

On July 31, 2007, we completed the sale of substantially all of the business activities and operations of our Engineered Products business segment ("Engineered Products") to EPD Inc. ("EPD"), a company controlled by Carlyle Partners IV, L.P., an affiliate of the Carlyle Group, for $1,475 million. As a result, we recognized a gain of $508 million (net of taxes of $34 million). The announcement and resulting sale of EPD resulted in the recognition of curtailment and termination charges for both pensions and other postretirement benefit plans during the first quarter of 2007 of $72 million and a curtailment gain of $43 million for the salaried other postretirement benefit plan during the third quarter of 2007. As part of the transaction, we entered into certain licensing agreements that will permit EPD to use the "Goodyear" brand and certain other trademarks related to the Engineered Products' business for periods of up to 22 years. Accordingly, we have deferred recognition of a portion of the sale proceeds, and will recognize them in income over the term of the licensing agreements.

The following table presents the components of Discontinued Operations reported on the Consolidated Statement of Operations:

| *(In millions)* | 2007 | 2006 |
|---|---|---|
| **Net Sales** | $894 | $1,507 |
| (Loss) income from operations before taxes | $(38) | $ 89 |
| United States and foreign taxes | (7) | (46) |
| **(Loss) Income from Operations** | $(45) | $ 43 |
| Gain on Disposal before taxes | $542 | $ — |
| United States and foreign taxes | (34) | — |
| **Gain on Disposal** | $508 | $ — |
| **Discontinued Operations** | $463 | $ 43 |

## Note 19. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss follow:

| *(In millions)* | 2008 | 2007 |
|---|---|---|
| Foreign currency translation adjustment | $ (709) | $ (206) |
| Unrecognized net actuarial losses and prior service costs | (2,749) | (1,463) |
| Unrealized net investment gain | 12 | 17 |
| **Total Accumulated Other Comprehensive Loss** | $(3,446) | $(1,652) |

## Note 20. Commitments and Contingent Liabilities

At December 31, 2008, we had binding commitments for raw materials and investments in land, buildings and equipment of $1,038 million and off-balance sheet financial guarantees written and other commitments totaling $41 million. In addition, we have other contractual commitments, the amounts of which cannot be estimated, pursuant to certain long-term agreements under which we shall purchase minimum amounts of various raw materials and finished goods at agreed upon base prices that are subject to periodic adjustments for changes in raw material costs and market price adjustments, or in quantities that are subject to periodic adjustments for changes in our production levels.

### *Environmental Matters*

We had recorded liabilities totaling $40 million and $46 million at December 31, 2008 and 2007, respectively, for anticipated costs related to various environmental matters, primarily the remediation of numerous waste disposal sites and certain properties sold by us. Of these amounts, $8 million and $11 million were included in Other current liabilities at December 31, 2008 and 2007, respectively. The costs include:

- site studies,
- the design and implementation of remediation plans,
- post-remediation monitoring and related activities, and
- legal and consulting fees.

These costs will be paid over several years. The amount of our ultimate liability in respect of these matters may be affected by several uncertainties, primarily the ultimate cost of required remediation and the extent to which other responsible parties contribute. During 2004, we reached a settlement with certain insurance companies releasing the insurers from certain past, present and future environmental claims. A significant portion of the costs incurred by us related to these claims had been recorded in prior years. As a result of the settlement, we have limited potential insurance coverage for future environmental claims. See "Asbestos" below for information regarding additional insurance settlements completed during 2005 related to both asbestos and environmental matters.

### *Workers' Compensation*

We had recorded liabilities, on a discounted basis, totaling $288 million and $276 million for anticipated costs related to workers' compensation at December 31, 2008 and December 31, 2007, respectively. Of these amounts, $75 million and $86 million were included in Current Liabilities as part of Compensation and benefits at December 31, 2008 and December 31, 2007, respectively. The costs include an estimate of expected settlements on pending claims, defense costs and a provision for claims incurred but not reported. These estimates are based on our assessment of potential liability using an analysis of available information with respect to pending claims, historical experience, and current cost trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We periodically, and at least annually, update our loss development factors based on actuarial analyses. At December 31, 2008 and 2007, the liability was discounted using a risk-free rate of return.

### *General and Product Liability and Other Litigation*

We had recorded liabilities totaling $291 million at December 31, 2008 and $467 million at December 31, 2007 for potential product liability and other tort claims, including related legal fees expected to be incurred. Of these amounts, $86 million and $270 million were included in Other current liabilities at December 31, 2008 and 2007, respectively. The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to pending claims, historical experience and, where available, recent and current trends. The amount of our ultimate liability in respect of these matters may differ from these estimates. We had recorded insurance receivables for potential product liability and other tort claims of $65 million at December 31, 2008 and $71 million at December 31, 2007. Of these amounts, $10 million and $8 million were included in Current Assets as part of Accounts receivable at December 31, 2008 and 2007, respectively. We had restricted cash of $172 million at December 31, 2007, to fund certain of these liabilities.

**Asbestos.** We are a defendant in numerous lawsuits alleging various asbestos-related personal injuries purported to result from alleged exposure to certain asbestos products manufactured by us or present in certain of our facilities. Typically, these lawsuits have been brought against multiple defendants in state and Federal courts. To date, we have disposed of approximately 72,100 claims by defending and obtaining the dismissal thereof or by entering into a settlement. The sum of our accrued asbestos-related liability and gross payments to date, including legal costs, totaled approximately $325 million through December 31, 2008 and $297 million through December 31, 2007.

A summary of approximate asbestos claims activity in recent years follows. Because claims are often filed and disposed of by dismissal or settlement in large numbers, the amount and timing of settlements and the number of open claims during a particular period can fluctuate significantly. The passage of tort reform laws and creation of deferred dockets for non-malignancy claims in several states has contributed to a decline in the number of claims filed in recent years. In 2008, a decision by the Ohio Supreme Court to retroactively apply an Ohio state law resulted in the dismissal of approximately 20,000 cases.

| *(Dollars in millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Pending claims, beginning of year | 117,400 | 124,000 | 125,500 |
| New claims filed during the year | 4,600 | 2,400 | 3,900 |
| Claims settled/dismissed during the year | (23,000) | (9,000) | (5,400) |
| Pending claims, end of year | 99,000 | 117,400 | 124,000 |
| Payments(1) | $ 20 | $ 22 | $ 19 |

(1) Represents amount spent by us and our insurers on asbestos litigation defense and claim resolution.

We engaged an independent asbestos valuation firm, Bates White, LLC ("Bates"), to review our existing reserves for pending claims, provide a reasonable estimate of the liability associated with unasserted asbestos claims, and estimate our receivables from probable insurance recoveries.

We had recorded gross liabilities for both asserted and unasserted claims, inclusive of defense costs, totaling $132 million and $127 million at December 31, 2008 and 2007, respectively. The recorded liability represents our estimated liability over the next ten years, which represents the period over which the liability can be reasonably estimated. Due to the difficulties in making these estimates, analysis based on new data and/or a change in circumstances arising in the future could result in an increase in the recorded obligation in an amount that cannot be reasonably estimated, and that increase could be significant. The portion of the liability associated with unasserted asbestos claims and related defense costs was $71 million at December 31, 2008 and $76 million at December 31, 2007. At December 31, 2008, our liability with respect to asserted claims and related defense costs was $61 million, compared to $51 million at December 31, 2007. At December 31, 2008, we estimate that it is reasonably possible that our gross liabilities could exceed our recorded reserve by $40 to $50 million, approximately 50% of which would be recoverable by our accessible policy limits.

We maintain primary insurance coverage under coverage-in-place agreements, and also have excess liability insurance with respect to asbestos liabilities. We have instituted coverage actions against certain of these excess carriers. After consultation with our outside legal counsel and giving consideration to relevant factors or agreements in principle, including the ongoing legal proceedings with certain of our excess coverage insurance carriers, their financial viability, their legal obligations and other pertinent facts, we determine an amount we expect is probable of recovery from such carriers. We record a receivable with respect to such policies when we determine that recovery is probable and we can reasonably estimate the amount of a particular recovery.

Based upon a model employed by Bates, as of December 31, 2008, (i) we had recorded a receivable related to asbestos claims of $65 million, compared to $71 million at December 31, 2007, and (ii) we expect that approximately 50% of asbestos claim related losses would be recoverable through insurance through the period covered by the estimated liability. Of these amounts, $10 million and $8 million were included in Current Assets as part of Accounts receivable at December 31, 2008 and 2007, respectively. The receivable recorded consists of an amount we expect to collect under coverage-in-place agreements with certain primary carriers as well as an amount we believe is probable of recovery from certain of our excess coverage insurance carriers.

We believe that, at December 31, 2008, we had approximately $180 million in aggregate limits of excess level policies potentially applicable to indemnity payments for asbestos products claims, in addition to limits of available primary insurance policies. Some of these excess policies provide for payment of defense costs in addition to indemnity limits. A portion of the availability of the excess level policies is included in the $65 million insurance receivable recorded at December 31, 2008. We also had approximately $15 million in aggregate limits for products claims, as well as coverage for premise claims on a per occurrence basis and defense costs, available with our primary insurance carriers through coverage-in-place agreements at December 31, 2008.

We believe that our reserve for asbestos claims, and the receivable for recoveries from insurance carriers recorded in respect of these claims, reflect reasonable and probable estimates of these amounts, subject to the exclusion of claims for which it is not feasible to make reasonable estimates. The estimate of the assets and liabilities related to pending and expected future asbestos claims and insurance recoveries is subject to numerous uncertainties, including, but not limited to, changes in:

- the litigation environment,
- Federal and state law governing the compensation of asbestos claimants,
- recoverability of receivables due to potential insolvency of carriers,
- our approach to defending and resolving claims, and
- the level of payments made to claimants from other sources, including other defendants and 524(g) trusts.

As a result, with respect to both asserted and unasserted claims, it is reasonably possible that we may incur a material amount of cost in excess of the current reserve, however, such amount cannot be reasonably estimated. Coverage under insurance policies is subject to varying characteristics of asbestos claims including, but not limited to, the type of claim (premise vs. product exposure), alleged date of first exposure to our products or premises and disease alleged. Depending upon the nature of these characteristics, as well as the resolution of certain legal issues, some portion of the insurance may not be accessible by us.

**Heatway (Entran II).** On June 4, 2004, we entered into an amended settlement agreement that was intended to address the claims arising out of a number of Federal, state and Canadian actions filed against us involving a rubber hose product used in hydronic radiant heating systems, known as Entran II. On October 19, 2004, the amended settlement received court approval. As a result, we made cash contributions to a settlement fund totaling $150 million through 2008. In addition to these payments, we contributed approximately $174 million received from insurance contributions to the settlement fund pursuant to the terms of the settlement agreement. We are not required to make additional contributions to the settlement fund under the terms of the settlement agreement, nor will we receive any additional insurance reimbursements for Entran II related matters. Additionally, we do not expect there will be any trust assets remaining in the settlement fund after payments are made to claimants. Therefore, we have derecognized $175 million of the liability and the related amount of restricted cash from our Consolidated Balance Sheet as of December 31, 2008. We had recorded liabilities related to Entran II claims totaling $193 million at December 31, 2007.

**Other Actions.** We are currently a party to various claims and legal proceedings in addition to those noted above. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations. However, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or an injunction prohibiting us from selling one or more products. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or future periods.

***Tax Matters***

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize tax benefits to the extent that it is more likely than not that our positions will be sustained when challenged by the taxing authorities. We derecognize tax benefits when, based on new information, we determine that it is no longer more likely than not that our position will be sustained. To the extent we prevail in matters for which liabilities have been established, or determine we need to derecognize tax benefits recorded in prior periods, or that we are required to pay amounts in excess of our liabilities, our effective tax rate in a given period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

*Guarantees*

We are a party to various agreements under which we have undertaken obligations resulting from the issuance of certain guarantees. Guarantees have been issued on behalf of certain of our affiliates and customers. Normally there is no separate premium received by us as consideration for the issuance of guarantees. Our performance under these guarantees would normally be triggered by the occurrence of one or more events as provided in the specific agreements. Collateral and recourse provisions available to us under these agreements were not significant.

*Other Financing*

We will from time to time issue guarantees to financial institutions on behalf of certain of our unconsolidated affiliates or our customers. We generally do not require collateral in connection with the issuance of these guarantees. In the event of non-payment by an affiliate, we are obligated to make payment to the financial institution, and will typically have recourse to the assets of that affiliate or customer. At December 31, 2008, we had affiliate and customer guarantees outstanding under which the maximum potential amount of payments totaled approximately $41 million. The affiliate and customer guarantees expire at various times through 2009 and 2019, respectively. We are unable to estimate the extent to which our affiliates' or customers' assets, in the aggregate, would be adequate to recover the maximum amount of potential payments with that affiliate or customer.

*Indemnifications*

At December 31, 2008, we were a party to various agreements under which we had assumed obligations to indemnify the counterparties from certain potential claims and losses. These agreements typically involve standard commercial activities undertaken by us in the normal course of business; the sale of assets by us; the formation of joint venture businesses to which we had contributed assets in exchange for ownership interests; and other financial transactions. Indemnifications provided by us pursuant to these agreements relate to various matters including, among other things, environmental, tax and shareholder matters; intellectual property rights; government regulations and employment-related matters; and dealer, supplier and other commercial matters.

Certain indemnifications expire from time to time, and certain other indemnifications are not subject to an expiration date. In addition, our potential liability under certain indemnifications is subject to maximum caps, while other indemnifications are not subject to caps. Although we have been subject to indemnification claims in the past, we cannot reasonably estimate the number, type and size of indemnification claims that may arise in the future. Due to these and other uncertainties associated with the indemnifications, our maximum exposure to loss under these agreements cannot be estimated.

We have determined that there are no guarantees other than liabilities for which amounts are already recorded or reserved in our consolidated financial statements under which it is probable that we have incurred a liability.

*Warranty*

We had recorded $17 million and $20 million for potential claims under warranties offered by us at December 31, 2008 and 2007, respectively, the majority of which is recorded in Other current liabilities at December 31, 2008 and 2007.

**Note 21. Asset Dispositions**

On July 31, 2007, we completed the sale of substantially all of the business activities and operations of our Engineered Products business segment. For information regarding the sale, refer to the Note to the Consolidated Financial Statements No. 18, Discontinued Operations.

On December 21, 2007, substantially all of the assets of North American Tire's tire and wheel assembly operation were sold. As a result of the sale, we recorded an after-tax charge of $36 million ($35 million net of minority interest) in the fourth quarter of 2007, primarily relating to the loss on the sale of the assets.

On December 29, 2006, we completed the sale of our North American and Luxembourg tire fabric operations. We received $77 million for the net assets sold and recorded a gain of $9 million on the sale.

## Note 22. Equity Offering

On May 22, 2007, we completed a public equity offering of 26,136,363 common shares, which included the exercise of the over-allotment option of 3,409,091 common shares, at a price of $33.00 per share, raising $862 million before offering costs. We paid $28 million in underwriting discounts and commissions and approximately $1 million in offering expenses.

## Note 23. Consolidating Financial Information

Certain of our subsidiaries have guaranteed Goodyear's obligations under the $260 million outstanding principal amount of 9% senior notes due 2015 and the $825 million outstanding principal amount of senior notes (consisting of $325 million outstanding principal amount of 8.625% senior notes due 2011 and $500 million outstanding principal amount of senior floating rate notes due 2009) (collectively, the "notes"). The following presents the condensed consolidating financial information separately for:

(i) The Goodyear Tire & Rubber Company (the "Parent Company"), the issuer of the guaranteed obligations;

(ii) Guarantor subsidiaries, on a combined basis, as specified in the indentures related to Goodyear's obligations under the notes;

(iii) Non-guarantor subsidiaries, on a combined basis;

(iv) Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, the guarantor subsidiaries and the non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries and (c) record consolidating entries; and

(v) The Goodyear Tire & Rubber Company and Subsidiaries on a consolidated basis.

Each guarantor subsidiary is 100% owned by the Parent Company at the date of each balance sheet presented. The notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. Each entity in the consolidating financial information follows the same accounting policies as described in the consolidated financial statements, except for the use by the Parent Company and Guarantor subsidiaries of the equity method of accounting to reflect ownership interests in subsidiaries which are eliminated upon consolidation.

Certain non-guarantor subsidiaries of the Parent Company are restricted from remitting funds to it by means of dividends, advances or loans due to required foreign government and/or currency exchange board approvals or restrictions in credit agreements or other debt instruments of those subsidiaries. Cash flows resulting from short-term cash advances between operating entities are included in Cash Flows from Operating Activities.

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidating Balance Sheet
December 31, 2008

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| **Current Assets:** | | | | | |
| Cash and cash equivalents | $ 822 | $ 40 | $ 1,032 | $ — | $ 1,894 |
| Restricted cash | 6 | — | 6 | — | 12 |
| Accounts receivable | 763 | 189 | 1,595 | — | 2,547 |
| Accounts receivable from affiliates | — | 836 | — | (836) | — |
| Inventories | 1,584 | 254 | 1,796 | (42) | 3,592 |
| Prepaid expenses and other current assets | 124 | 3 | 159 | 9 | 295 |
| **Total Current Assets** | 3,299 | 1,322 | 4,588 | (869) | 8,340 |
| Goodwill | — | 24 | 471 | 188 | 683 |
| Intangible Assets | 110 | 7 | 49 | (6) | 160 |
| Deferred Income Taxes | — | 15 | 54 | (15) | 54 |
| Other Assets | 173 | 45 | 137 | — | 355 |
| Investments in Subsidiaries | 4,216 | 632 | 3,881 | (8,729) | — |
| Property, Plant and Equipment | 2,167 | 178 | 3,279 | 10 | 5,634 |
| **Total Assets** | $ 9,965 | $2,223 | $12,459 | $(9,421) | $15,226 |
| **Liabilities:** | | | | | |
| **Current Liabilities:** | | | | | |
| Accounts payable-trade | $ 648 | $ 70 | $ 1,791 | $ — | $ 2,509 |
| Accounts payable to affiliates | 714 | — | 122 | (836) | — |
| Compensation and benefits | 362 | 29 | 233 | — | 624 |
| Other current liabilities | 269 | 15 | 359 | — | 643 |
| United States and foreign taxes | 51 | 13 | 94 | (2) | 156 |
| Notes payable and overdrafts | — | — | 265 | — | 265 |
| Long term debt and capital leases due within one year | 501 | — | 81 | — | 582 |
| **Total Current Liabilities** | 2,545 | 127 | 2,945 | (838) | 4,779 |
| Long Term Debt and Capital Leases | 3,300 | — | 832 | — | 4,132 |
| Compensation and Benefits | 2,450 | 161 | 876 | — | 3,487 |
| Deferred and Other Noncurrent Income Taxes | 38 | 17 | 149 | (11) | 193 |
| Other Long Term Liabilities | 610 | 32 | 121 | — | 763 |
| Minority Equity in Subsidiaries | — | — | 630 | 220 | 850 |
| **Total Liabilities** | 8,943 | 337 | 5,553 | (629) | 14,204 |
| Commitments and Contingent Liabilities | | | | | |
| **Shareholders' Equity:** | | | | | |
| Preferred Stock | — | — | — | — | — |
| Common Stock | 241 | 440 | 4,875 | (5,315) | 241 |
| Capital Surplus | 2,702 | 5 | 777 | (782) | 2,702 |
| Retained Earnings | 1,525 | 1,715 | 2,503 | (4,218) | 1,525 |
| Accumulated Other Comprehensive Loss | (3,446) | (274) | (1,249) | 1,523 | (3,446) |
| **Total Shareholders' Equity** | 1,022 | 1,886 | 6,906 | (8,792) | 1,022 |
| **Total Liabilities and Shareholders' Equity** | $ 9,965 | $2,223 | $12,459 | $(9,421) | $15,226 |

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidating Balance Sheet
December 31, 2007

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| **Current Assets:** | | | | | |
| Cash and cash equivalents | $ 2,516 | $ 25 | $ 922 | $ — | $ 3,463 |
| Restricted cash | 178 | — | 13 | — | 191 |
| Accounts receivable | 837 | 207 | 2,059 | — | 3,103 |
| Accounts receivable from affiliates | — | 920 | 69 | (989) | — |
| Inventories | 1,356 | 296 | 1,575 | (63) | 3,164 |
| Prepaid expenses and other current assets | 97 | 12 | 145 | (3) | 251 |
| **Total Current Assets** | 4,984 | 1,460 | 4,783 | (1,055) | 10,172 |
| Goodwill | — | 25 | 487 | 201 | 713 |
| Intangible Assets | 110 | 18 | 56 | (17) | 167 |
| Deferred Income Taxes | — | 16 | 82 | (15) | 83 |
| Other Assets | 221 | 44 | 193 | — | 458 |
| Investments in Subsidiaries | 4,842 | 622 | 3,298 | (8,762) | — |
| Property, Plant and Equipment | 1,967 | 228 | 3,389 | 14 | 5,598 |
| **Total Assets** | $12,124 | $2,413 | $12,288 | $(9,634) | $17,191 |
| **Liabilities:** | | | | | |
| **Current Liabilities:** | | | | | |
| Accounts payable-trade | $ 680 | $ 79 | $ 1,663 | $ — | $ 2,422 |
| Accounts payable to affiliates | 989 | — | — | (989) | — |
| Compensation and benefits | 552 | 35 | 310 | — | 897 |
| Other current liabilities | 520 | 18 | 215 | — | 753 |
| United States and foreign taxes | 66 | 13 | 123 | (6) | 196 |
| Notes payable and overdrafts | — | — | 225 | — | 225 |
| Long term debt and capital leases due within one year | 102 | — | 69 | — | 171 |
| **Total Current Liabilities** | 2,909 | 145 | 2,605 | (995) | 4,664 |
| Long Term Debt and Capital Leases | 3,750 | — | 579 | — | 4,329 |
| Compensation and Benefits | 2,053 | 232 | 1,119 | — | 3,404 |
| Deferred and Other Noncurrent Income Taxes | 76 | 22 | 187 | (11) | 274 |
| Other Long Term Liabilities | 486 | 42 | 139 | — | 667 |
| Minority Equity in Subsidiaries | — | — | 773 | 230 | 1,003 |
| **Total Liabilities** | 9,274 | 441 | 5,402 | (776) | 14,341 |
| Commitments and Contingent Liabilities | | | | | |
| **Shareholders' Equity:** | | | | | |
| Preferred Stock | — | — | — | — | — |
| Common Stock | 240 | 617 | 4,512 | (5,129) | 240 |
| Capital Surplus | 2,660 | 5 | 786 | (791) | 2,660 |
| Retained Earnings | 1,602 | 1,644 | 2,379 | (4,023) | 1,602 |
| Accumulated Other Comprehensive Loss | (1,652) | (294) | (791) | 1,085 | (1,652) |
| **Total Shareholders' Equity** | 2,850 | 1,972 | 6,886 | (8,858) | 2,850 |
| **Total Liabilities and Shareholders' Equity** | $12,124 | $2,413 | $12,288 | $(9,634) | $17,191 |

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Consolidating Statements of Operations

Twelve Months Ended December 31, 2008

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Net Sales** | $7,833 | $1,923 | $19,550 | $(9,818) | $19,488 |
| Cost of Goods Sold | 7,248 | 1,670 | 17,195 | (9,974) | 16,139 |
| Selling, Administrative and General Expense | 882 | 182 | 1,541 | (5) | 2,600 |
| Rationalizations | 43 | 9 | 132 | — | 184 |
| Interest Expense | 251 | 26 | 276 | (233) | 320 |
| Other (Income) and Expense | (244) | 9 | (199) | 493 | 59 |
| **Income (Loss) before Income Taxes, Minority Interest, and Equity in Earnings of Subsidiaries** | (347) | 27 | 605 | (99) | 186 |
| United States and Foreign Taxes | 10 | 13 | 186 | — | 209 |
| Minority Interest | — | — | 54 | — | 54 |
| Equity in Earnings of Subsidiaries | 280 | 26 | — | (306) | — |
| **Net Income (Loss)** | $ (77) | $ 40 | $ 365 | $ (405) | $ (77) |

Twelve Months Ended December 31, 2007

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Net Sales** | $7,944 | $1,988 | $19,136 | $(9,424) | $19,644 |
| Cost of Goods Sold | 7,096 | 1,731 | 16,658 | (9,574) | 15,911 |
| Selling, Administrative and General Expense | 1,053 | 187 | 1,546 | (24) | 2,762 |
| Rationalizations | — | 14 | 35 | — | 49 |
| Interest Expense | 417 | 39 | 285 | (291) | 450 |
| Other (Income) and Expense | (231) | (26) | (197) | 462 | 8 |
| **Income (Loss) from Continuing Operations before Income Taxes, Minority Interest, and Equity in Earnings of Subsidiaries** | (391) | 43 | 809 | 3 | 464 |
| United States and Foreign Taxes | 30 | 6 | 220 | (1) | 255 |
| Minority Interest | — | — | 70 | — | 70 |
| Equity in Earnings of Subsidiaries | 560 | 36 | — | (596) | — |
| **Income (Loss) from Continuing Operations** | 139 | 73 | 519 | (592) | 139 |
| Discontinued Operations | 463 | 4 | 164 | (168) | 463 |
| **Net Income (Loss)** | $ 602 | $ 77 | $ 683 | $ (760) | $ 602 |

**Consolidating Statements of Operations**
**Twelve Months Ended December 31, 2006**

| *(In millions)* | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Net Sales** | $7,914 | $2,041 | $17,143 | $(8,347) | $18,751 |
| Cost of Goods Sold | 7,504 | 1,775 | 14,979 | (8,532) | 15,726 |
| Selling, Administrative and General Expense | 987 | 182 | 1,379 | (2) | 2,546 |
| Rationalizations | 129 | 61 | 121 | — | 311 |
| Interest Expense | 410 | 39 | 202 | (204) | 447 |
| Other (Income) and Expense | (262) | (3) | (204) | 392 | (77) |
| **Income (Loss) from Continuing Operations before Income Taxes, Minority Interest, and Equity in Earnings of Subsidiaries** | (854) | (13) | 666 | (1) | (202) |
| United States and Foreign Taxes | (28) | 54 | 36 | (2) | 60 |
| Minority Interest | — | — | 111 | — | 111 |
| Equity in Earnings of Subsidiaries | 453 | 52 | — | (505) | — |
| **Income (Loss) from Continuing Operations** | (373) | (15) | 519 | (504) | (373) |
| Discontinued Operations | 43 | 1 | 54 | (55) | 43 |
| **Net Income (Loss)** | $ (330) | $ (14) | $ 573 | $ (559) | $ (330) |

**Condensed Consolidating Statement of Cash Flows**
**Twelve Months Ended December 31, 2008**

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Total Cash Flow From Operating Activities** | $(1,770) | $ 126 | $ 1,487 | $(588) | $ (745) |
| **Cash Flows From Investing Activities:** | | | | | |
| Capital expenditures | (444) | (20) | (585) | — | (1,049) |
| Asset dispositions | 193 | 1 | 48 | (184) | 58 |
| Asset acquisitions | (1) | — | (267) | 184 | (84) |
| Decrease (increase) in restricted cash | (3) | — | 7 | — | 4 |
| Capital contributions | (131) | — | (316) | 447 | — |
| Capital redemptions | 603 | — | — | (603) | — |
| Investment in The Reserve Primary Fund | (360) | — | — | — | (360) |
| Return of investment in The Reserve Primary Fund | 284 | — | — | — | 284 |
| Other transactions | — | — | 11 | — | 11 |
| **Total Cash Flows From Investing Activities** | 141 | (19) | (1,102) | (156) | (1,136) |
| **Cash Flows From Financing Activities:** | | | | | |
| Short term debt and overdrafts incurred | — | — | 97 | — | 97 |
| Short term debt and overdrafts paid | (20) | (4) | (7) | — | (31) |
| Long term debt incurred | 700 | — | 1,080 | — | 1,780 |
| Long term debt paid | (750) | — | (709) | — | (1,459) |
| Common stock issued | 5 | — | — | — | 5 |
| Capital contributions | — | 131 | 316 | (447) | — |
| Capital redemptions | — | (215) | (388) | 603 | — |
| Dividends paid | — | — | (643) | 588 | (55) |
| Debt related costs and other transactions | — | — | 11 | — | 11 |
| **Total Cash Flows From Financing Activities** | (65) | (88) | (243) | 744 | 348 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | (4) | (32) | — | (36) |
| **Net Change in Cash and Cash Equivalents** | (1,694) | 15 | 110 | — | (1,569) |
| Cash and Cash Equivalents at Beginning of the Year | 2,516 | 25 | 922 | — | 3,463 |
| **Cash and Cash Equivalents at End of the Year** | $ 822 | $ 40 | $ 1,032 | $ — | $ 1,894 |

## Condensed Consolidating Statement of Cash Flows

Twelve Months Ended December 31, 2007

| (In millions) | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | | | |
| **Total operating cash flows from continuing operations** | $ (363) | $(264) | $ 1,761 | $(1,042) | $ 92 |
| Operating cash flows from discontinued operations | (4) | (8) | 12 | 13 | 13 |
| **Total Cash Flow From Operating Activities** | (367) | (272) | 1,773 | (1,029) | 105 |
| **Cash Flows From Investing Activities:** | | | | | |
| Capital expenditures | (289) | (16) | (430) | (4) | (739) |
| Asset dispositions | 107 | 9 | 81 | (90) | 107 |
| Asset acquisitions | — | — | (90) | 90 | — |
| Capital contributions | (476) | — | (151) | 627 | — |
| Capital redemptions | 701 | 48 | 27 | (776) | — |
| Decrease (increase) in restricted cash | 24 | — | (1) | — | 23 |
| Other transactions | — | — | 3 | — | 3 |
| **Total investing cash flows from continuing operations** | 67 | 41 | (561) | (153) | (606) |
| Investing cash flows from discontinued operations | 1,060 | 115 | 248 | 12 | 1,435 |
| **Total Cash Flows From Investing Activities** | 1,127 | 156 | (313) | (141) | 829 |
| **Cash Flows From Financing Activities:** | | | | | |
| Short term debt and overdrafts incurred | — | — | 21 | — | 21 |
| Short term debt and overdrafts paid | (6) | (10) | (65) | — | (81) |
| Long term debt incurred | — | — | 142 | — | 142 |
| Long term debt paid | (1,790) | (1) | (536) | — | (2,327) |
| Common stock issued | 937 | — | — | — | 937 |
| Capital contributions | — | 122 | 505 | (627) | — |
| Capital redemptions | — | (11) | (753) | 764 | — |
| Dividends paid | — | — | (1,105) | 1,005 | (100) |
| Debt related costs and other transactions | (11) | — | (7) | — | (18) |
| **Total financing cash flows from continuing operations** | (870) | 100 | (1,798) | 1,142 | (1,426) |
| Financing cash flows from discontinued operations | — | — | (37) | 28 | (9) |
| **Total Cash Flows From Financing Activities** | (870) | 100 | (1,835) | 1,170 | (1,435) |
| Net Change in Cash of Discontinued Operations | — | — | 27 | — | 27 |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | 4 | 71 | — | 75 |
| **Net Change in Cash and Cash Equivalents** | (110) | (12) | (277) | — | (399) |
| Cash and Cash Equivalents at Beginning of the Year | 2,626 | 37 | 1,199 | — | 3,862 |
| **Cash and Cash Equivalents at End of the Year** | $ 2,516 | $ 25 | $ 922 | $ — | $ 3,463 |

**Condensed Consolidating Statement of Cash Flows**
Twelve Months Ended December 31, 2006

| *(In millions)* | Parent Company | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Consolidating Entries and Eliminations | Consolidated |
|---|---|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | | | |
| **Total operating cash flows from continuing operations** | $ 233 | $ 12 | $ 715 | $(515) | $ 445 |
| Operating cash flows from discontinued operations | 64 | — | 101 | (50) | 115 |
| **Total Cash Flow From Operating Activities** | 297 | 12 | 816 | (565) | 560 |
| **Cash Flows From Investing Activities:** | | | | | |
| Capital expenditures | (244) | (14) | (373) | (6) | (637) |
| Asset dispositions | 49 | 1 | 111 | (34) | 127 |
| Asset acquisitions | (71) | — | (5) | 35 | (41) |
| Capital contributions | (1) | (10) | — | 11 | — |
| Decrease in restricted cash | 26 | — | 1 | — | 27 |
| Other transactions | 26 | — | — | — | 26 |
| **Total investing cash flows from continuing operations** | (215) | (23) | (266) | 6 | (498) |
| Investing cash flows from discontinued operations | (20) | — | (21) | 7 | (34) |
| **Total Cash Flows From Investing Activities** | (235) | (23) | (287) | 13 | (532) |
| **Cash Flows From Financing Activities:** | | | | | |
| Short term debt and overdrafts incurred | — | 4 | 73 | — | 77 |
| Short term debt and overdrafts paid | (64) | — | (37) | — | (101) |
| Long term debt incurred | 1,970 | — | 275 | — | 2,245 |
| Long term debt paid | (402) | — | (99) | — | (501) |
| Common stock issued | 12 | — | — | — | 12 |
| Capital contributions | — | 11 | — | (11) | — |
| Dividends paid | — | (8) | (597) | 536 | (69) |
| Debt related costs and other transactions | (15) | — | — | — | (15) |
| **Total financing cash flows from continuing operations** | 1,501 | 7 | (385) | 525 | 1,648 |
| Financing cash flows from discontinued operations | (3) | 6 | (31) | 27 | (1) |
| **Total Cash Flows From Financing Activities** | 1,498 | 13 | (416) | 552 | 1,647 |
| Net Change in Cash of Discontinued Operations | 1 | — | (11) | — | (10) |
| Effect of Exchange Rate Changes on Cash and Cash Equivalents | — | — | 59 | — | 59 |
| **Net Change in Cash and Cash Equivalents** | 1,561 | 2 | 161 | — | 1,724 |
| Cash and Cash Equivalents at Beginning of the Year | 1,065 | 35 | 1,038 | — | 2,138 |
| **Cash and Cash Equivalents at End of the Year** | $2,626 | $ 37 | $1,199 | $ — | $3,862 |

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2008 using the framework specified in *Internal Control — Integrated Framework*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is presented in this Annual Report.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of The Goodyear Tire & Rubber Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of The Goodyear Tire & Rubber Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 15) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 14).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
February 18, 2009

## THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

### Supplementary Data
### (Unaudited)

**Quarterly Data and Market Price Information**

| *(In millions, except per share amounts)* | Quarter First | Second | Third | Fourth | Year |
|---|---|---|---|---|---|
| **2008** | | | | | |
| Net Sales | $ 4,942 | $ 5,239 | $ 5,172 | $ 4,135 | $19,488 |
| Gross Profit | 981 | 1,043 | 856 | 469 | 3,349 |
| Net Income (Loss) | $ 147 | $ 75 | $ 31 | $ (330) | $ (77) |
| Net Income (Loss) Per Share — Basic | $ 0.61 | $ 0.31 | $ 0.13 | $ (1.37) | $ (0.32) |
| Net Income (Loss) Per Share — Diluted(a) | $ 0.60 | $ 0.31 | $ 0.13 | $ (1.37) | $ (0.32) |
| Weighted Average Shares Outstanding — Basic | 240 | 241 | 241 | 241 | 241 |
| — Diluted | 244 | 243 | 243 | 241 | 241 |
| Price Range of Common Stock:* High | $ 29.87 | $ 30.10 | $ 23.10 | $ 15.26 | $ 30.10 |
| Low | 22.27 | 17.53 | 14.16 | 3.93 | 3.93 |
| Selected Balance Sheet Items at Quarter-End: | | | | | |
| Total Assets | $17,100 | $17,494 | $17,043 | $15,226 | |
| Total Debt and Capital Leases | 4,076 | 4,069 | 5,391 | 4,979 | |
| Shareholders' Equity | 3,217 | 3,353 | 3,214 | 1,022 | |

(a) Due to the anti-dilutive impact of potentially dilutive securities in periods which we recorded a net loss, the quarterly earnings per share amounts do not add to the full year.

* New York Stock Exchange — Composite Transactions

The first quarter of 2008 included after-tax rationalization charges of $13 million primarily related to the elimination of tire production at our Tyler, Texas tire plant, a warehouse closure, and the exit of certain unprofitable retail stores in our EMEA business unit. The quarter also included after-tax charges of $33 million related to the redemption of long term debt and $10 million for debt issuance costs written-off in connection with our refinancing activities. After-tax gains in the quarter included $33 million related to asset sales and an $8 million after-tax gain on an excise tax settlement.

The second quarter of 2008 included after-tax rationalization charges of $83 million and after-tax accelerated depreciation charges of $4 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility. The quarter also included an after-tax gain of $2 million related to asset sales.

The third quarter of 2008 included after-tax rationalization charges of $33 million and after-tax accelerated depreciation charges of $13 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility and the Tyler, Texas mix center, and our plan to exit 92 of our underperforming stores in the U.S. The quarter also included an after-tax gain of $2 million related to asset sales, after-tax charges of $7 million related to Hurricanes Ike and Gustav, a VEBA-related charge of $11 million, discrete net tax charges of $6 million related primarily to German operations, and after-tax charges of $5 million related to the exit of our Moroccan business.

The fourth quarter of 2008 included after-tax rationalization charges of $38 million and after-tax accelerated depreciation charges of $11 million, primarily related to the closure of the Somerton, Australia tire manufacturing facility and plans to reduce manufacturing, selling, administrative and general expenses through headcount reduction programs in all of our strategic business units. The quarter also included after-tax gains of $13 million related to asset sales and $7 million related to settlements with certain suppliers, and after-tax losses of $16 million related to the liquidation of our subsidiary in Jamaica and $5 million for a valuation allowance charge on our investment in The Reserve Primary Fund. The quarter also included $9 million of various discrete net tax benefits.

| *(In millions, except per share amounts)* | Quarter | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Year |
| **2007** | | | | | |
| Net Sales | $ 4,499 | $ 4,921 | $ 5,064 | $ 5,160 | $19,644 |
| Gross Profit | 760 | 955 | 1,014 | 1,004 | 3,733 |
| Income (Loss) from Continuing Operations | (110) | 29 | 159 | 61 | 139 |
| Discontinued Operations | (64) | 27 | 509 | (9) | 463 |
| Net Income (Loss) | $ (174) | $ 56 | $ 668 | $ 52 | $ 602 |
| Per Share — Basic: | | | | | |
| Income (Loss) from Continuing Operations | $ (0.61) | $ 0.15 | $ 0.76 | $ 0.28 | $ 0.70 |
| Discontinued Operations | (0.35) | 0.13 | 2.41 | (0.04) | 2.30 |
| Net Income (Loss)(a) | $ (0.96) | $ 0.28 | $ 3.17 | $ 0.24 | $ 3.00 |
| Per Share — Diluted: | | | | | |
| Income (Loss) from Continuing Operations | $ (0.61) | $ 0.14 | $ 0.67 | $ 0.27 | $ 0.65 |
| Discontinued Operations | (0.35) | 0.12 | 2.08 | (0.04) | 2.00 |
| Net Income (Loss)(b) | $ (0.96) | $ 0.26 | $ 2.75 | $ 0.23 | $ 2.65 |
| Weighted Average Shares Outstanding — Basic | 180 | 196 | 211 | 216 | 201 |
| — Diluted | 180 | 231 | 244 | 239 | 232 |
| Price Range of Common Stock:* High | $ 32.16 | $ 36.59 | $ 36.90 | $ 31.36 | $ 36.90 |
| Low | 21.40 | 30.96 | 23.83 | 25.34 | 21.40 |
| Selected Balance Sheet Items at Quarter-End: | | | | | |
| Total Assets | $15,861 | $16,504 | $17,042 | $17,191 | |
| Total Debt and Capital Leases | 5,826 | 5,453 | 5,057 | 4,725 | |
| Shareholders' Equity (Deficit) | (90) | 970 | 1,799 | 2,850 | |

(a) Quarterly per share amounts do not add to the full year per share amounts due to the issuance of 26.1 million shares of common stock in connection with the equity offering in the second quarter of 2007 and the convertible debt exchange involving the issuance of 28.7 million shares of common stock in the fourth quarter of 2007.

(b) Due to the anti-dilutive impact of potentially dilutive securities in periods which we recorded a net loss, the quarterly earnings per share amounts do not add to the full year.

* New York Stock Exchange — Composite Transactions

The first quarter of 2007 included after-tax pension plan curtailment and termination charges of $136 million, primarily related to the announced benefit plan changes, after-tax rationalization charges of $22 million and after-tax accelerated depreciation charges of $15 million, primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities, and approximately $40 million of costs associated with the USW strike. Of these amounts, discontinued operations included after-tax charges of $72 million related to pension plan curtailment and termination costs, after-tax rationalization charges, including accelerated depreciation, of $9 million, and approximately $6 million of costs associated with the USW strike.

The second quarter of 2007 included after-tax rationalization charges of $10 million and after-tax accelerated depreciation charges of $10 million, primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities. Also included were after-tax charges of $33 million related to the redemption of long term debt, $14 million of debt issuance costs written-off in connection with our refinancing activities, a gain of $9 million related to asset sales, and a tax benefit of $11 million related to an out-of-period tax adjustment related to our correction of the inflation adjustment on equity of our subsidiary in Colombia. Of these amounts, discontinued operations included after-tax rationalization charges, including accelerated depreciation, of $3 million.

The third quarter of 2007 included an after-tax gain on the sale of our Engineered Products business of $517 million and after-tax accelerated depreciation charges of $6 million, primarily related to the elimination of tire production at our Tyler, Texas and Valleyfield, Quebec facilities. Also included was a gain of $11 million related to asset sales. Of these amounts, discontinued operations included an after-tax gain on the sale of our Engineered Products business of $517 million.

The fourth quarter of 2007 included an after-tax gain of $16 million on the sale of assets in the UK, an after-tax loss of $36 million ($35 million after minority interest) on the sale of substantially all of the assets of North American Tire's tire and wheel assembly operation, and an after-tax charge of $17 million related to the conversion of our 4% convertible senior notes due 2034. Also included were after-tax rationalization charges of $20 million and after-tax accelerated depreciation charges of $6 million, primarily related to the reduction of tire production at two facilities in Amiens, France and the elimination of tire production at our Tyler, Texas facility. Discontinued operations included after-tax expense adjustments to the gain on the sale of our Engineered Products business of $9 million.

## SELECTED FINANCIAL DATA.

| (In millions, except per share amounts) | 2008(2) | 2007(3) | 2006(4) | 2005(5) | 2004(6) |
|---|---|---|---|---|---|
| | Year Ended December 31,(1) | | | | |
| Net Sales | $19,488 | $19,644 | $18,751 | $18,098 | $16,885 |
| Income (Loss) from Continuing Operations | $ (77) | $ 139 | $ (373) | $ 124 | $ 14 |
| Discontinued Operations | — | 463 | 43 | 115 | 101 |
| Income (Loss) before Cumulative Effect of Accounting Change | (77) | 602 | (330) | 239 | 115 |
| Cumulative Effect of Accounting Change | — | — | — | (11) | — |
| Net Income (Loss) | $ (77) | $ 602 | $ (330) | $ 228 | $ 115 |
| Net Income (Loss) Per Share — Basic: | | | | | |
| Income (Loss) from Continuing Operations | $ (0.32) | $ 0.70 | $ (2.11) | $ 0.70 | $ 0.08 |
| Discontinued Operations | — | 2.30 | 0.25 | 0.66 | 0.57 |
| Income (Loss) before Cumulative Effect of Accounting Change | (0.32) | 3.00 | (1.86) | 1.36 | 0.65 |
| Cumulative Effect of Accounting Change | — | — | — | (0.06) | — |
| Net Income (Loss) Per Share — Basic | $ (0.32) | $ 3.00 | $ (1.86) | $ 1.30 | $ 0.65 |
| Net Income (Loss) Per Share — Diluted: | | | | | |
| Income (Loss) from Continuing Operations | $ (0.32) | $ 0.65 | $ (2.11) | $ 0.66 | $ 0.08 |
| Discontinued Operations | — | 2.00 | 0.25 | 0.55 | 0.57 |
| Income (Loss) before Cumulative Effect of Accounting Change | (0.32) | 2.65 | (1.86) | 1.21 | 0.65 |
| Cumulative Effect of Accounting Change | — | — | — | (0.05) | — |
| Net Income (Loss) Per Share — Diluted | $ (0.32) | $ 2.65 | $ (1.86) | $ 1.16 | $ 0.65 |
| Total Assets | $15,226 | $17,191 | $17,029 | $15,598 | $16,082 |
| Long Term Debt and Capital Leases Due Within One Year | 582 | 171 | 405 | 448 | 1,010 |
| Long Term Debt and Capital Leases | 4,132 | 4,329 | 6,562 | 4,741 | 4,442 |
| Shareholders' Equity (Deficit) | 1,022 | 2,850 | (758) | 73 | 74 |
| Dividends Per Share | — | — | — | — | — |

(1) Refer to "Principles of Consolidation" and "Recently Issued Accounting Pronouncements" in the Note to the Consolidated Financial Statements No. 1, Accounting Policies.

(2) Net loss in 2008 included net after-tax charges of $311 million, or $1.29 per share — diluted, due to rationalization charges, including accelerated depreciation and asset write-offs; costs related to the redemption of long-term debt; write-offs of deferred debt issuance costs associated with refinancing and redemption activities; general and product liability — discontinued products; VEBA-related charges; charges related to Hurricanes Ike and Gustav; losses from the liquidation of our subsidiary in Jamaica; charges related to the exit of our Moroccan business; and the valuation allowance on our investment in The Reserve Primary Fund. Net loss in 2008 also included after-tax benefits of $68 million, or $0.28 per share — diluted, from asset sales, settlements with suppliers and the benefit of certain tax adjustments.

(3) Net income in 2007 included a net after-tax gain of $508 million, or $2.19 per share — diluted, related to the sale of our Engineered Products business. Net income in 2007 also included net after-tax charges of $332 million, or $1.43 per share — diluted, due to curtailment and settlement charges related to our pension plans; asset sales, including the assets of North American Tire's tire and wheel assembly operation; costs related to the redemption and conversion of long-term debt; write-offs of deferred debt issuance costs

associated with refinancing, redemption and conversion activities; rationalization charges, including accelerated depreciation and asset write-offs; and the impact of the USW strike. Of these amounts, discontinued operations in 2007 included net after-tax charges of $90 million, or $0.39 per share — diluted, due to curtailment and settlement charges related to pension plans, rationalization charges, and costs associated with the USW strike.

(4) Net loss in 2006 included net after-tax charges of $804 million, or $4.54 per share — diluted, due to the impact of the USW strike, rationalization charges, accelerated depreciation and asset write-offs, and general and product liability — discontinued products. Net loss in 2006 included net after-tax benefits of $283 million, or $1.60 per share — diluted, from certain tax adjustments, settlements with raw material suppliers, asset sales and increased estimated useful lives of our tire mold equipment. Of these amounts, discontinued operations in 2006 included net after-tax charges of $56 million, or $0.32 per share — diluted due to the impact of the USW strike, rationalization charges, accelerated depreciation and asset write-offs, and net after-tax benefits of $16 million, or $0.09 per share — diluted, from settlements with raw material suppliers.

(5) Net income in 2005 included net after-tax charges of $68 million, or $0.33 per share — diluted, due to reductions in production resulting from the impact of hurricanes, fire loss recovery, favorable settlements with certain chemical suppliers, rationalizations, receipt of insurance proceeds for an environmental insurance settlement, general and product liability — discontinued products, asset sales, write-off of debt fees, the cumulative effect of adopting FIN 47, and the impact of certain tax adjustments. Of these amounts, discontinued operations in 2005 included after-tax charges of $4 million, or $0.02 per share — diluted, for rationalizations.

(6) Net income in 2004 included net after-tax charges of $154 million, or $0.87 per share — diluted, for rationalizations and related accelerated depreciation, general and product liability — discontinued products, insurance fire loss deductibles, external professional fees associated with an accounting investigation and asset sales. Net income in 2004 also included net after-tax benefits of $239 million, or $1.34 per share — diluted, from an environmental insurance settlement, net favorable tax adjustments and a favorable lawsuit settlement. Of these amounts, discontinued operations in 2004 included net after-tax charges of $28 million, or $0.16 per share — diluted, for rationalizations and related accelerated depreciation, and after-tax gains of $4 million, or $0.02 per share — diluted, from asset sales and a favorable lawsuit settlement.

## GENERAL INFORMATION REGARDING OUR SEGMENTS

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. We manufacture and market numerous lines of rubber tires for:

- automobiles
- trucks
- buses
- aviation
- motorcycles
- farm implements
- earthmoving and mining equipment
- industrial equipment, and
- various other applications.

In each case, our tires are offered for sale to vehicle manufacturers for mounting as original equipment ("OE") and for replacement worldwide. We manufacture and sell tires under the Goodyear, Dunlop, Kelly, Fulda, Debica and Sava brands and various other Goodyear owned "house" brands, and the private-label brands of certain customers. In certain geographic areas we also:

- retread truck, aviation and off-the-road, or OTR, tires,
- manufacture and sell tread rubber and other tire retreading materials,
- provide automotive repair services and miscellaneous other products and services, and
- manufacture and sell flaps for truck tires and other types of tires.

Our principal products are new tires for most applications. Approximately 87.1% of our sales in 2008 were for new tires, which is consistent with 88.6% in both 2007 and 2006. The percentages of each segment's sales attributable to new tires during the periods indicated were:

| | Year Ended December 31, | | |
|---|---|---|---|
| **Sales of New Tires By** | **2008** | **2007** | **2006** |
| North American Tire | 85.8% | 87.1% | 87.4% |
| Europe, Middle East and Africa Tire | 88.1 | 91.5 | 91.0 |
| Latin American Tire | 92.3 | 90.4 | 91.6 |
| Asia Pacific Tire | 81.9 | 80.5 | 81.0 |

## PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder returns of Goodyear Common Stock, the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Dow Jones US Auto Parts Index (the "Dow Auto Parts") at each December 31 during the period beginning December 31, 2003 and ending December 31, 2008. The graph assumes the investment of $100 on December 31, 2003 in Goodyear Common Stock, in the S&P 500 and in the Dow Auto Parts. Total shareholder return was calculated on the basis that in each case all dividends were reinvested.

### COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among The Goodyear Tire & Rubber Company, The S&P 500 Index and The Dow Jones US Auto Parts Index


$400
$350
$300
$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
The Goodyear Tire & Rubber Company
S&P 500
Dow Jones US Auto Parts

* $100 invested on 12/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

# Directors and Officers

## BOARD OF DIRECTORS

***James C. Boland***
Former Vice Chairman
Cavaliers Operating Company, LLC
*Elected 2002 1, 5*

***James A. Firestone***
Corporate Executive Vice President &
President, Corporate Operations
Xerox Corporation
*Elected 2007 1, 4*

***Robert J. Keegan***
Chairman of the Board, Chief Executive
Officer & President
The Goodyear Tire & Rubber Company
*Elected 2000*

***W. Alan McCollough***
Retired Chairman & Chief Executive Officer
Circuit City Stores, Inc.
*Elected 2007 1, 5*

***Steven A. Minter***
Retired Executive Director & President
The Cleveland Foundation
*Elected 1985 3, 5*

***Denise M. Morrison***
Senior Vice President & President, North
America Soup, Sauces and Beverages
Campbell Soup Company
*Elected 2005 2, 3*

***Rodney O'Neal***
Chief Executive Officer & President
Delphi Corporation
*Elected 2004 2, 4*

***Shirley D. Peterson***
Retired Partner
Law firm of Steptoe & Johnson LLP
*Elected 2004 1, 5*

***Stephanie A. Streeter***
Former Chairman, President & Chief
Executive Officer
Banta Corporation
*Elected 2008 4, 5*

***G. Craig Sullivan***
Retired Chairman & Chief Executive Officer
The Clorox Company
*Elected 2006 2, 4*

***Thomas H. Weidemeyer***
Retired Senior Vice President & Chief
Operating Officer
United Parcel Service,
and President, UPS Airlines
*Elected 2004 2, 4*

***Michael R. Wessel***
President
The Wessel Group Incorporated
*Elected 2005 3*

*1 Audit Committee*
*2 Compensation Committee*
*3 Committee on Corporate Responsibility and Compliance*
*4 Finance Committee*
*5 Governance Committee*

**Also a director*

## CORPORATE OFFICERS

***Robert J. Keegan, 61****
Chairman of the Board,
Chief Executive Officer & President
*Eight years of service, officer since 2000*

***Darren R. Wells, 43***
Executive Vice President &
Chief Financial Officer
*Six years of service, officer since 2002*

***Damon J. Audia, 38***
Senior Vice President,
Finance & Treasurer
*Four years of service, officer since 2005*

***Christopher W. Clark, 57***
Senior Vice President, Global Sourcing
*36 years of service, officer since 2000*

***C. Thomas Harvie, 65***
Senior Vice President,
General Counsel & Secretary
*13 years of service, officer since 1995*

***Jean-Claude Kihn, 49***
Senior Vice President &
Chief Technical Officer
*20 years of service, officer since 2008*

***Joseph B. Ruocco, 49***
Senior Vice President, Human Resources
*Seven months of service, officer since 2008*

***Charles L. Sinclair, 57***
Senior Vice President,
Global Communications
*24 years of service, officer since 2003*

***Thomas A. Connell, 60***
Vice President, Controller &
Chief Information Officer
*Five years of service, officer since 2003*

***Isabel H. Jasinowski, 60***
Vice President, Government Relations
*27 years of service, officer since 2001*

***Mark W. Purtilar, 48***
Vice President &
Chief Procurement Officer
*One year of service, officer since 2007*

***Laura Thompson, 44***
Vice President, Business Development
*25 years of service, officer since 2008*

***Bertram Bell, 57***
Assistant Secretary &
Associate General Counsel
*26 years of service, officer since 2000*

***Anthony E. Miller, 57***
Assistant Secretary &
Associate General Counsel
*23 years of service, officer since 2000*

## BUSINESS UNIT OFFICERS

***Pierre E. Cohade, 47***
President, Asia Pacific Region
*Four years of service, officer since 2004*

***Arthur de Bok, 46***
President, Europe,
Middle East & Africa Business
*Seven years of service, officer since 2005*

***Eduardo A. Fortunato, 55***
President, Latin America Region
*34 years of service, officer since 2003*

***Richard J. Kramer, 45***
President, North American Tire
*Nine years of service, officer since 2000*

***Stephen R. McClellan, 43***
President, Consumer Tires,
North American Tire
*21 years of service, officer since 2008*

***Richard J. Noechel, 40***
Vice President, Finance,
North American Tire
*Four years of service, officer since 2008*

***Michel Rzonzef, 45***
President, Eastern Europe,
Middle East & Africa Countries
*20 years of service, officer since 2008*

# Facilities

## NORTH AMERICA

### United States

Akron, Ohio
*World headquarters, North American Tire headquarters, technical center, racing tires, chemicals, tire proving grounds, global purchasing, airship operations, research and development facilities*
Asheboro, North Carolina *Steel tire cord*
Bayport, Texas *Chemicals*
Beaumont, Texas *Synthetic rubber*
Carson, California *Airship operations*
Danville, Virginia *Tires*
Fayetteville, North Carolina *Tires*
Gadsden, Alabama *Tires*
Houston, Texas *Synthetic rubber*
Huntsville, Alabama *Tire proving grounds*
Kingman, Arizona *Aero retread facility*
Lawton, Oklahoma *Tires*
Niagara Falls, New York *Chemicals*
Pompano Beach, Florida *Airship operations*
San Angelo, Texas *Tire proving grounds*
Social Circle, Georgia *Tread rubber*
Spartanburg, South Carolina *Tread rubber*
Statesville, North Carolina *Tire molds*
Stockbridge, Georgia *Aero retread facility*
Tonawanda, New York *Tires*
Topeka, Kansas *Tires*
Union City, Tennessee *Tires*
West Amherst, New York
*Goodyear Dunlop Tires North America headquarters*

### Canada

Medicine Hat, Alberta *Tires*
Napanee, Ontario *Tires*
Valleyfield, Quebec *Mixing center*

## EUROPE

### Belgium

Brussels *Goodyear Dunlop Tires Europe headquarters; Europe, Middle East & Africa Tire headquarters*

### France

Amiens *Tires*
Mireval *Tire proving grounds*
Montlucon *Tires*

### Germany

Furstenwalde *Tires*
Fulda *Tires*
Hanau *Tires*
Philippsburg *Tires*
Riesa *Tires*
Wittlich *Tires, tire proving grounds*

### Luxembourg

Colmar-Berg *Tires, technical center, tire proving grounds, tire molds, steel tire cord*

### Netherlands

Tilburg *Aero retread facility*

### Poland

Debica *Tires*

### Slovenia

Kranj *Tires*

### United Kingdom

Birmingham *Tires*
Wolverhampton *Mixing center*

## LATIN AMERICA

### Brazil

Americana *Tires, tire proving grounds, films*
Santa Barbara *Retread materials*
Sao Paulo *Latin America Tire headquarters, tires, aero retread facility*

### Chile

Santiago *Tires*

### Colombia

Cali *Tires*

### Peru

Lima *Tires*

### Venezuela

Valencia *Tires*

## MIDDLE EAST & AFRICA

### South Africa

Uitenhage *Tires*

### Turkey

Adapazari *Tires*
Izmit *Tires*

### United Arab Emirates

Dubai *Regional tire sales and distribution*

## ASIA PACIFIC

### China

Dalian *Tires*
Shanghai *Asia Pacific Tire headquarters*

### India

Aurangabad *Tires*
Ballabgarh *Tires*

### Indonesia

Bogor *Tires*

### Japan

Tatsuno *Tires*

### Malaysia

Kuala Lumpur *Tires*

### Philippines

Las Pinas *Tires*

### Singapore

Singapore *Natural rubber purchasing*

### Taiwan

Taipei *Tires*

### Thailand

Bangkok *Tires, aero retread facility*

# Shareholder Information

## Corporate Offices

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
www.goodyear.com

## Goodyear Common Stock

The principal market for Goodyear common stock is the New York Stock Exchange (symbol GT).

On February 13, 2009, there were 21,759 shareholders of record of Goodyear common stock. The closing price of Goodyear common stock on the NYSE composite transactions tape on February 13, 2009, was $6.92. Under Goodyear's primary credit facilities, we are permitted to pay dividends on Goodyear common stock as long as no default will have occurred and be continuing, additional indebtedness can be incurred under the credit facilities following the payment, and certain financial tests are satisfied. Goodyear has not declared any cash dividends in the two most recent fiscal years.

## Annual Meeting

9 a.m., Tuesday, April 7, 2009, at the Corporate Offices.

## Shareholder Inquiries

Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445
www.computershare.com

Inquiries concerning the issuance or transfer of stock certificates or share account information should be directed to Computershare. Provide Social Security number, account number and Goodyear's ID, GTR.

Hearing-impaired shareholders can communicate directly with Computershare via a TDD by calling (800) 952-9245. Other shareholder inquiries should be directed to:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-3751
E-mail: goodyear.investor.relations@goodyear.com

## Form 10-K and Other Reports

Paper copies of Goodyear's Annual Report on Form 10-K are available upon request. Quarterly reports on Form 10-Q are also available on request. Copies of any of the above or Goodyear's Proxy Statement may be obtained without charge by writing:
Investor Relations, Dept. 635
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
or by calling our Financial Report Distribution Center at (330) 796-3751

Goodyear has included as Exhibits 31.1, 31.2 and 32.1 to its Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission, certificates of Goodyear's Chief Executive Officer and Chief Financial Officer with respect to the Form 10-K. We have also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual.

## CD Recording

A CD recording of the 2008 Annual Report is available for visually impaired shareholders by contacting Goodyear Investor Relations at (330) 796-3751.

## DirectSERVICE™ Investment Program

Computershare sponsors and administers a DirectSERVICE Investment Program for current shareholders and new investors in Goodyear common stock. A brochure explaining the program may be obtained by contacting:
The DirectSERVICE Investment Program —
For Goodyear Shareholders
Computershare
P.O. Box 43078
Providence, RI 02940-3078
(800) 317-4445

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
BP Tower
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

## Corporate Responsibility Report

A report pertaining to Goodyear's corporate responsibility initiatives may be obtained by contacting Goodyear Global Environmental Engineering at (330) 796-7377.